UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SALARY.COM, INC.

(Name of Subject Company)

SALARY.COM, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

794006106

(CUSIP Number of Class of Securities)

Paul R. Daoust

President and Chief Executive Officer

Salary.com, Inc.

160 Gould Street

Needham, Massachusetts 02494

(781) 851-8000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Stuart M. Cable, Esq.

James A. Matarese, Esq.

Goodwin Procter LLP

Exchange Place

Boston, Massachusetts 02109

(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information	1

Item 2. Identity and Background of Filing Person	1

Item 3. Past Contacts, Transactions, Negotiations and Agreements	2

Item 4. The Solicitation or Recommendation.	14

Item 5. Person/Assets, Retained, Employed, Compensated or Used	35

Item 6. Interest in Securities of the Subject Company	35

Item 7. Purposes of the Transaction and Plans or Proposals	36

Item 8. Additional Information	36

Item 9. Exhibits	40

Annex I – Information Statement of Salary.com, Inc.

Annex II – Opinion of Stifel Nicolaus Weisel

Annex III – Letter to Stockholders of Salary.com, Inc., dated September 2, 2010, from Paul R. Daoust, President and Chief Executive Officer of Salary.com, Inc.

Item 1. Subject Company Information

Name and Address

The name of the subject company is Salary.com, Inc., a Delaware corporation (the “Company” or “Salary.com”). The address of the Company’s principal executive office 160 Gould Street, Needham, Massachusetts 02494. The telephone number of the Company’s principal executive office is (781) 851-8000.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.0001 per share (the “Shares”). As of August 31, 2010, there were 17,731,076 Shares outstanding.

Item 2. Identity and Background of Filing Person

Name and Address

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1 (“Subject Company Information”) hereof under the heading “Name and Address.”

Tender Offer

This Schedule 14D-9 relates to the tender offer by Spirit Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Kenexa Corporation, a Pennsylvania corporation (“Parent”), to purchase all of the outstanding Shares, at a purchase price of $4.07 per Share, net to the seller thereof in cash, without interest and less any required withholding taxes (such price, or any such higher price per Share as may be paid in the Offer, referred to herein as the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated September 2, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on September 2, 2010. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 31, 2010, by and among Parent, Purchaser and the Company (the “Merger Agreement”). The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into the Company and the separate corporate existence of Purchaser will cease at that time (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than any Shares owned by Parent or Purchaser, any Shares owned by the Company, and any Shares owned by stockholders who have properly exercised their statutory rights of appraisal under Section 262 of the DGCL) will be automatically converted into the right to receive an amount in cash, without interest thereon, equal to the Offer Price. The Merger Agreement is summarized in Section 11 (“The Merger Agreement; Other Agreements — Merger Agreement”) of the Offer to Purchase.

Pursuant to the terms of the Merger Agreement, the Company has granted to Purchaser an option (the “Top-Up Option”), exercisable in whole but not in part on one occasion, to purchase, at a price per Share equal to the Offer Price, an aggregate number of Shares equal to the number of Shares that, when added to the number of Shares owned by Purchaser as of immediately prior to such exercise, will constitute one Share more than 90% of the outstanding Shares on a fully diluted basis (assuming the issuance of the Shares pursuant to the Top-Up Option). If Purchaser owns at least a majority of the outstanding Shares on a fully diluted basis after the time at which it accepts for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer (the “Share Acceptance Time”) (or after expiration of any applicable subsequent offering period), Purchaser may exercise the Top-Up Option, if certain conditions are satisfied. These conditions include that the exercise of the Top-Up Option would not require the Company to issue more Shares than it has authorized and available for issuance, giving effect to Shares issued pursuant to all then-outstanding stock options, restricted stock awards (“Restricted Stock Awards”), restricted stock units (“RSUs”) and any other rights to acquire Shares as if such securities were outstanding.

A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The foregoing descriptions of the Merger Agreement and the Offer are qualified in their entirety by reference to the Merger Agreement, the Offer to Purchase and the Letter of Transmittal.

Parent formed Purchaser solely for the purpose of making the Offer, and Purchaser has not conducted any business to date other than in connection with the Offer and the Merger. The Offer to Purchase states that the principal executive offices of Parent are located at 650 East Swedesford Road, Wayne, Pennsylvania 19087 and its telephone number is (610) 971-9171, and the principal executive offices of Purchaser are located at 650 East Swedesford Road, Wayne, Pennsylvania 19087 and its telephone number is (610) 971-9171.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Except as set forth in this Schedule 14D-9, in the Information Statement (“Information Statement”) issued pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder that is attached hereto as Annex I and incorporated by reference into this Item 3, or in Amendment No. 1 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2010, filed with the SEC on July 29, 2010 and incorporated in this Schedule 14D-9 by reference, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Salary.com stockholders pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, in connection with Parent’s right (after the first time at which Purchaser accepts for payment at least a majority of the Shares outstanding on a fully diluted basis, and from time to time thereafter) to designate persons to the Board of Directors of Salary.com (the “Company Board”) other than at a meeting of the Salary.com stockholders.

Any information contained in the documents incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

Arrangements with Current Directors and Executive Officers of Salary.com

In considering the recommendation of the Company Board that Salary.com stockholders accept the Offer and tender their Shares in the Offer, as set forth in Item 4 (“The Solicitation or Recommendation”) hereof under the heading “Recommendation of the Company Board,” Salary.com stockholders should be aware that Salary.com’s directors and executive officers may have agreements or arrangements that may provide them with interests in the Offer and the Merger that differ from, or are in addition to, those of other Salary.com stockholders, as applicable. The Company Board was aware of these agreements and arrangements as they relate to directors and executive officers during its deliberations of the merits of the Merger Agreement and in determining the recommendation set forth in this Schedule 14D-9. Salary.com’s directors are John F. Gregg, William C. Martin, Edward F. McCauley, G. Kent Plunkett, John R. Sumser, Terry Temescu, Robert A. Trevisani, Paul R. Daoust, Bryce Chicoyne and Yong Zhang. Salary.com’s executive officers are Paul R. Daoust, Bryce Chicoyne, Yong Zhang, Teresa Shipp and Brent Kleiman. In addition, set forth in this Schedule 14D-9 is certain supplemental information regarding Judy Duff and Nicholas Camelio, who are employees of Salary.com and who are referred to herein as “key employees.”

The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between Salary.com and its directors, executive officers or key employees that relate to the Offer. The following summaries are qualified in their entirety by reference to the Merger Agreement, the Second Amended and Restated 2000 Stock Option and Incentive Plan (the “2000 Plan”), the First Amended and Restated 2004 Stock Option and Incentive Plan (the “2004 Plan”), the 2007 Stock Option and Incentive Plan (the “2007 Plan,” and together with the 2000 Plan and the 2004 Plan, the “Stock Plans”), the 2007 Employee Stock Purchase Plan (the “ESPP”), the Employment Agreement, dated as of April 12, 2010, by and between Salary.com and Paul Daoust (the “Daoust Employment Agreement”), the Retention Bonus Letter Agreement, dated April 20, 2010, by and between Salary.com and Bryce Chicoyne (the “Chicoyne Bonus Agreement”), the Severance and Retention Bonus Agreement, dated July 7, 2010, by and between Salary.com and Yong Zhang (the “Zhang Bonus Agreement”), the Form of Change in Control Agreement, dated as of June 25, 2010, by and between Salary.com and each of Bryce Chicoyne, Yong Zhang, Theresa Shipp, Judy Duff, Brent Kleiman and Nicholas Camelio (the “Change in Control Agreements”) and the Form of Indemnification Agreement between Salary.com and each of its directors and officers, copies of which are filed as Exhibits (e)(8), (e)(9), (e)(10), (e)(11), (e)(12), (e)(13), (e)(14), (e)(15) and (e)(16) to this Schedule 14D-9, respectively, and are incorporated herein by reference. In addition, certain agreements, arrangements or understandings between Salary.com or its affiliates and certain of its directors, executive officers and affiliates are described in the Information Statement.

The Compensation Committee of the Company Board (comprised solely of “independent directors” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto) has approved, in accordance with the non-exclusive safe harbor provisions contained in Rule 14d-10 under the Exchange Act, among other things, each of the arrangements set forth above and described below as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act.

Treatment of Shares, Stock Options, Restricted Stock Awards and Restricted Stock Units Pursuant to the Merger Agreement

Treatment of Shares

Those of Salary.com’s directors and executive officers who tender the Shares they own for purchase pursuant to the Offer will receive the same cash consideration per Share on the same terms and conditions as the other Salary.com stockholders. As discussed in Item 4 (“The Solicitation or Recommendation”) hereof, to the knowledge of Salary.com, all of Salary.com’s directors and executive officers currently intend to tender all of their Shares for purchase pursuant to the Offer and are required to do so pursuant to the terms of the Tender and Support Agreement, dated August 31, 2010, by and between Parent, Purchaser and each of the directors, executive officers and key employees of Salary.com (and certain of their affiliates) (the “Tender and Support Agreement”), as described in this Item 3 below under the heading “Arrangements with Parent and Purchaser — Tender and Support Agreement.”

The following table sets forth, as of August 31, 2010, the approximate cash consideration that each of the directors, executive officers and key employees of Salary.com would be entitled to receive in respect of his or her outstanding Shares if such individual were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser.

Name	Number of Shares	Cash Consideration for Shares
John F. Gregg	159,381	$648,681
Terry Temescu	24,497	$99,703
Yong Zhang	241,798	$984,118
Paul R. Daoust	73,115	$297,578
Robert A. Trevisani	62,231	$253,280
Bryce Chicoyne	56,772	$231,062
William C. Martin	1,612,870	$6,564,381
Edward F. McCauley	97,316	$396,076
Kent Plunkett	2,457,792	$10,003,213
John R. Sumser	49,747	$202,470
Brent Kleiman	39,237	$159,695
Teresa Shipp	148,083	$602,698
Judy Duff	26,254	$106,854
Nicholas Camelio	49,845	$202,870

Treatment of Stock Options

If the Merger is consummated following the Offer, under the terms of the Merger Agreement, all stock options under the Stock Plans other than the 2004 Plan that are outstanding immediately prior to the Effective Time that are not then vested and exercisable shall become fully vested and exercisable immediately prior to the Effective Time (whether held by directors, executive officers or other employees of Salary.com). All stock options under the 2004 Plan outstanding immediately following the date of the Merger Agreement will be accelerated in full, and holders of such options will be able to exercise such options (including all unvested options, subject to consummation of the Offer) prior to their cancellation as of the Share Acceptance Time. All unexercised stock options under the Stock Plans other than the 2004 Plan that are outstanding immediately prior to the Effective Time will be cancelled, and the holders thereof will receive cash (without interest and less any applicable withholding of taxes) equal to the excess, if any, of the Offer Price over the per Share exercise price of the respective options multiplied by the total number of Shares subject to such options.

The following table sets forth, as of August 31, 2010, the approximate cash consideration that each of the directors, executive officers and key employees of Salary.com would be entitled to receive in exchange for cancellation of his or her stock options (assuming that, with respect to options granted under any Stock Plan other than the 2004 Plan, each such director, executive officer and key employee does not otherwise exercise any outstanding and vested options prior to the Effective Time). With regard to the options granted under the 2004 Plan, the amounts set forth below assume each such option is exercised in full prior to the Share Acceptance Time (including with regard to options that, but for the Offer, would otherwise remain unvested) and tendered in the Offer, and are net of the exercise price. If such options under the 2004 Plan are not exercised and the Shares thereunder not tendered in the Offer, such options will be cancelled without consideration.

Name	Number of Shares Subject to Vested Stock Options	Cash Consideration for Vested Stock Options	Number of Shares Subject to Unvested Stock Options	Cash Consideration for Unvested Stock Options	Total Cash Consideration for Stock Options under Merger Agreement
John F. Gregg	-	$-	-	$-	$-
Terry Temescu	6,240	$22,504	2,799	$10,768	$33,272
Yong Zhang	9,893	$38,058	1,307	$5,028	$43,086
Paul R. Daoust	-	$-	179,487	$181,282	$181,282
Robert A. Trevisani	16,240	$62,475	3,360	$12,926	$75,401
Bryce Chicoyne	-	$-	-	$-	$-
William C. Martin	-	$-	-	$-	$-
Edward F. McCauley	-	$-	-	$-	$-
Kent Plunkett	-	$-	-	$-	$-
John R. Sumser	-	$-	-	$-	$-
Brent Kleiman	-	$-	-	$-	$-
Teresa Shipp	1,120	$4,309	1,307	$5,028	$9,337
Judy Duff	-	$-	-	$-	$-
Nicholas Camelio	-	$-	-	$-	$-

Treatment of Restricted Stock Awards and Restricted Stock Units

If the Merger is consummated following the Offer, under the terms of the Merger Agreement, all Restricted Stock Awards and all RSUs outstanding immediately prior to the Effective Time, whether held by directors, executive officers or other employees, will vest in full and will be cancelled immediately prior to the Effective Time and the holders thereof will receive cash (subject to any applicable withholding of taxes required by applicable law) equal to the Offer Price multiplied by the total number of Shares underlying such Restricted Stock Awards and RSUs, in each case, giving effect to full vesting thereof.

The following table sets forth, as of August 31, 2010, the approximate cash consideration that each of the directors, executive officers and key employees of Salary.com would be entitled to receive in exchange for cancellation of his or her Restricted Stock Awards and RSUs.

Name	Number of Restricted Stock Awards	Cash Consideration for Restricted Stock Awards	Number of RSUs	Cash Consideration for RSUs	Total Cash Consideration for Restricted Stock Awards and RSUs under Merger Agreement
John F. Gregg	-	$-	3,425	$13,940	$13,940
Terry Temescu	-	$-	3,425	$13,940	$13,940
Yong Zhang	20,003	$81,412	88,334	$359,519	$440,931
Paul R. Daoust	-	$-	141,129	$574,395	$574,395
Robert A. Trevisani	-	$-	3,425	$13,940	$13,940
Bryce Chicoyne	-	$-	63,336	$257,778	$257,778
William C. Martin	-	$-	3,425	$13,940	$13,940
Edward F. McCauley	-	$-	3,425	$13,940	$13,940
Kent Plunkett	-	$-	3,425	$13,940	$13,940
John R. Sumser	-	$-	3,425	$13,940	$13,940
Brent Kleiman	-	$-	82,185	$334,493	$334,493
Teresa Shipp	24,766	$100,798	42,336	$172,308	$273,106
Judy Duff	-	$-	45,899	$186,809	$186,809
Nicholas Camelio	-	$-	46,617	$189,731	$189,731

The following table sets forth the approximate amount of compensatory payments that each of the directors, executive officers and key employees of Salary.com is entitled to receive in connection with the consummation of the transactions contemplated by the Merger Agreement as a result of their Salary.com equity interests held as of August 31, 2010. The table does not include “change in control” payments to the executive officers or key employees upon completion of the Offer and payments if the executive officers or key employees are terminated in connection with the Offer. Such payments are detailed below in the section entitled “Other Payments upon a Change in Control or Termination.”

Name	Cash Consideration for Shares	Cash Consideration for Options	Cash Consideration for Restricted Stock Awards	Cash Consideration for RSUs	Total Cash Consideration under Merger Agreement
John F. Gregg	$648,681	$-	$-	$13,940	$662,621
Terry Temescu	$99,703	$33,272	$-	$13,940	$146,915
Yong Zhang	$984,118	$43,086	$81,412	$359,519	$1,468,135
Paul R. Daoust	$297,578	$181,282	$-	$574,395	$1,053,255
Robert A. Trevisani	$253,280	$75,401	$-	$13,940	$342,621
Bryce Chicoyne	$231,062	$-	$-	$257,778	$488,840
William C. Martin	$6,564,381	$-	$-	$13,940	$6,578,321
Edward F. McCauley	$396,076	$-	$-	$13,940	$410,016
Kent Plunkett	$10,003,213	$-	$-	$13,940	$10,017,153
John R. Sumser	$202,470	$-	$-	$13,940	$216,410
Brent Kleiman	$159,695	$-	$-	$334,493	$494,188
Teresa Shipp	$602,698	$9,337	$100,798	$172,307	$885,140
Judy Duff	$106,854	$-	$-	$186,809	$293,663
Nicholas Camelio	$202,870	$-	$-	$189,731	$392,601

Treatment of Employee Stock Purchase Plan Pursuant to the Merger Agreement

Under the Merger Agreement, Salary.com’s current offering period under the ESPP will continue until the last day of the payroll period (or, in any event, at least ten business days) prior to the Effective Time. After that time, no further offerings will be made under the ESPP and the ESPP will be terminated effective as of the completion of the Merger, unless the Merger Agreement is earlier terminated. A copy of the ESPP is filed as Exhibit (e)(11) to this Schedule 14D-9 and is incorporated herein by reference.

The following table sets forth the number of Shares expected to be purchased by Salary.com’s executive officers and key employees under the ESPP, assuming the current offering period ends on September 30, 2010, and assuming: (i) the executive officers and key employees do not withdraw from the offering prior to the end of the current offering period, and (ii) a purchase price per Share of $2.61 (which is equal to 90% of the fair market value of a Share at the beginning of the current offering period):

Name	Number of Shares to be Purchased
John F. Gregg	-
Terry Temescu	-
Yong Zhang	-
Paul R. Daoust	-
Robert A. Trevisani	-
Bryce Chicoyne	-
William C. Martin	-
Edward F. McCauley	-
Kent Plunkett	-
John R. Sumser	-
Brent Kleiman	-
Teresa Shipp	4,789
Judy Duff	-
Nicholas Camelio	690

Special Payment to Certain Non-Employee Directors

On August 31, 2010, the Compensation Committee of the Company Board approved a special payment in the amount of $1,000 per meeting to each member of the special committee of the Board of Directors established to assist the Company Board in evaluating a potential sale of the Company, such payments to be paid promptly following August 31, 2010.

On August 31, 2010, the Compensation Committee of the Company Board also approved the reimbursement of up to $50,000 each in reasonable documented legal fees incurred by each of John Sumser and Kent Plunkett in connection with their review and consideration of the Merger Agreement and the transactions contemplated thereby in their capacity as directors.

Other Payments upon Change in Control or Termination

Salary.com’s executive officers and key employees participate in, or have entered into, as applicable, the various arrangements and agreements discussed below, which provide for the vesting of equity awards and the payment of compensation in connection with a “change in control” (as defined in these arrangements and agreements) of Salary.com, such as would occur upon the completion of the Offer (in certain instances, benefits are provided only in the event of termination without “cause” or for “good reason” following a change in control).

Payments Under Change in Control Arrangement — Paul R. Daoust, President and Chief Executive Officer

Under the terms of the Daoust Employment Agreement, in the event Mr. Daoust’s employment is terminated by Salary.com or its successor without cause or Mr. Daoust resigns for good reason in conjunction with a change in control, Mr. Daoust is entitled to receive 1.5 times the sum of his base salary plus his target bonus, as well as full acceleration of vesting of his RSUs and option awards. In addition, Mr. Daoust is entitled to receive medical and health coverage at the rates applicable to active employees for 18 months following any termination of his employment without cause or for good reason.

The Daoust Employment Agreement provides that if any payments to Mr. Daoust would be subject to the excise tax imposed as a result of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), the aggregate payments to Mr. Daoust will be reduced if Mr. Daoust would be in a better after-tax position as a result of the reduction.

This summary description of the Daoust Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the Daoust Employment Agreement, a copy of which is filed as Exhibit (e)(12) to this Schedule 14D-9 and is incorporated herein by reference.

Payments Under Change in Control Arrangements — Other Officers

On June 25, 2010, Salary.com entered into Change in Control Agreements with each of Bryce Chicoyne, Yong Zhang, Teresa Shipp, Brent Kleiman, Judy Duff and Nicholas Camelio. Each Change in Control Agreement provides that if, during the six-month period following a change in control, one of these individuals is terminated by Salary.com or its successor (other than for cause, death or disability) or by such individual for good reason, such individual will be entitled to receive a lump sum cash payment equal to (1) his or her annual base salary in effect immediately prior to termination (or, if higher, as of immediately prior to the change in control) plus (2) his or her target bonus for the fiscal year in which the change in control occurs. Ms. Shipp’s agreement also provides that she is entitled to receive an additional amount equal to the average commissions paid to her in respect of fiscal years 2007, 2008 and 2009. The Change in Control Agreements also provide that upon consummation of a change in control, all stock options and other stock-based awards held by these individuals will immediately accelerate and become fully exercisable or nonforfeitable as of the effective date of the change in control.

The Change in Control Agreements terminate on June 25, 2011 if there has not been a change in control of Salary.com prior to such date. In addition, each individual’s agreement will terminate if (1) the individual’s employment is terminated for any reason prior to a change in control, (2) the individual’s employment is terminated by Salary.com or its successor with cause, by the individual without good reason or due to the individual’s death or disability after a change in control or (3) the individual’s employment is not terminated within six months following a change in control.

The Change in Control Agreements provide that if any payments to such individuals would be subject to the excise tax imposed as a result of Section 280G of the Code, the aggregate payments will be reduced to the level necessary to ensure that no such payments constitute “parachute payments” for purposes of Section 280G of the Code.

This summary description of the Change in Control Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Change in Control Agreement, a copy of which is filed as Exhibit (e)(15) to this Schedule 14D-9 and is incorporated herein by reference.

Payments Under Retention Bonus Arrangements

In April 2010, Salary.com entered into a letter agreement with Mr. Chicoyne granting him a retention bonus to provide additional incentive to assist Salary.com during its search for a permanent chief executive officer. Pursuant to the Chicoyne Bonus Agreement, Mr. Chicoyne is entitled to receive a bonus of $75,000 in connection with the employment of Salary.com’s next chief executive officer. This bonus is payable on the earliest of: (i) the first business day 90 days after the commencement of the new chief executive officer’s employment, (ii) the date Mr. Chicoyne’s employment is terminated by Salary.com without cause or (iii) December 31, 2010.

On July 7, 2010, Salary.com entered into a Severance and Retention Bonus Agreement with Mr. Zhang. Under the Zhang Bonus Agreement, Mr. Zhang will be entitled to receive a bonus of $75,000 if he remains employed by Salary.com in a full-time capacity through December 31, 2010 or if he is terminated before that date by Salary.com without cause.

Potential Maximum Payments to Officers

The following tables describe the potential maximum payments and benefits to which each of Salary.com’s executive officers and key employees would be entitled upon the happening of the following events: (i) a change in control of Salary.com (with no termination of employment) and (ii) termination of the individual’s employment without cause or by such individual for good reason upon the consummation of the Offer or the Merger. The following table sets forth, as of August 31, 2010, the cash consideration that each of the Company’s executive officers and key employees would receive in connection with the acceleration of vesting of all stock options, Restricted Stock Awards and RSUs.

Change in Control Effective August 31, 2010 with No Termination of Employment

Name	Severance Cash Amount ($)	Benefits Cash Value ($)	Value of Accelerated Vesting ($)	Total ($)
Paul Daoust	-	-	755,677	755,677
Bryce Chicoyne	-	-	257,778	257,778
Yong Zhang	-	-	445,960	445,960
Teresa A. Shipp	-	-	278,133	278,133
Brent Kleiman	-	-	334,493	334,493
Judy Duff	-	-	186,809	186,809
Nicholas Camelio	-	-	189,731	189,731

Total	-	-	2,448,580	2,448,580

Termination of Employment Following a Change in Control Effective August 31, 2010

Name	Severance Cash Amount ($)	Benefits Cash Value ($)	Value of Accelerated Vesting ($)	Total ($)
Paul Daoust	675,000	10,043	755,677	1,440,720
Bryce Chicoyne	465,000	-	257,778	722,778
Yong Zhang	472,500	-	445,960	918,460
Teresa A. Shipp	368,000	-	278,133	646,133
Brent Kleiman	259,000	-	334,493	593,493
Judy Duff	253,400	-	186,809	440,209
Nicholas Camelio	259,000	-	189,731	448,731

Total	2,751,900	10,043	2,448,580	5,210,523

Daoust Non-Competition Agreement

Parent and Paul R. Daoust, the Chief Executive Officer of Salary.com, entered into a Non-Competition and Non-Solicitation Agreement (the “Non-Compete Agreement”) on August 31, 2010. The Non-Compete Agreement is effective only upon the Effective Time.

The Non-Compete Agreement provides that, as of the Effective Time, Mr. Daoust will resign as Chief Executive Officer and director of Salary.com and will also resign his employment with Salary.com. Mr. Daoust’s resignation will be treated for all purposes as a termination without “cause” and he will be entitled to receive the payments and benefits applicable to such a termination under his employment agreement with Salary.com (as described in this Item 3).

Pursuant to the Non-Compete Agreement and in consideration of Parent’s agreement to enter into the Merger Agreement, Mr. Daoust cannot, for the four-year period following the Effective Time, engage, as an employee, officer or in any other operational capacity, in any business or enterprise that is engaged in the business segments in which Salary.com is engaged as of the Effective Time. During this four-year period, Mr. Daoust cannot solicit, divert, or take away, or attempt to solicit, divert, or take away, the business or patronage of any of Salary.com’s clients, customers, or business partners whom Salary.com served in the year preceding the Effective Time. Additionally, for the one-year period following the Effective Time, Mr. Daoust cannot induce or attempt to induce any executive officer of Salary.com as of such date to terminate his or her employment with Salary.com. Notwithstanding the foregoing, Mr. Daoust may serve as a director or consultant to a business or enterprise that is engaged in the business segments in which Salary.com is engaged as of the Effective Time, provided that Mr. Daoust does not serve in an operational capacity for such business or enterprise.

Pursuant to the Non-Compete Agreement, Mr. Daoust has agreed to indemnify Parent and Salary.com from any taxes, or any other amounts that are imposed upon Mr. Daoust or should have been imposed upon or withheld from Mr. Daoust resulting from payments made to Mr. Daoust in connection with the transactions contemplated by the Merger Agreement, including, without limitation, any severance benefits provided to Mr. Daoust under his employment agreement with Salary.com (as described in more detail in “Other Payments upon Change in Control or Termination” hereof).

This summary description of the Non-Compete Agreement does not purport to be complete and is qualified in its entirety by reference to the Non-Compete Agreement filed as Exhibit (e)(6) to this Schedule 14D-9 and is incorporated herein by reference.

Employment Agreements Following the Merger

As of the date of this Schedule 14D-9, Parent and Purchaser have informed Salary.com that no members of Salary.com’s current management have entered into any agreement, arrangement or understanding with Parent, Purchaser or their affiliates regarding employment with the Surviving Corporation. Parent has informed Salary.com that it currently intends to retain certain members of Salary.com’s management team following the Effective Time. As part of these retention efforts, Parent may enter into employment or consultancy compensation, severance or other employee or consultant benefits arrangements with Salary.com’s executive officers and certain other employees; however, there can be no assurance that any parties will reach an agreement. These matters are subject to negotiation and discussion and no terms or conditions have been finalized.

Effect of Merger Agreement on Employee Benefits

For the period commencing at the Effective Time and ending on December 31, 2011, the Merger Agreement provides that the Surviving Corporation will provide each employee who remains employed after the Effective Time with a base salary, bonus opportunity, retirement benefits, health benefits and welfare benefits at the same levels that are, in the aggregate, at least comparable to those in effect for similarly situated employees of Parent.

Parent or the Surviving Corporation or its subsidiaries will recognize all service of employees of Salary.com with Salary.com prior to the completion of the Merger for vesting, eligibility purposes or determination of level of benefits (but not for purposes of accrual of benefits under any defined benefit pension plan) with respect to any employee benefit plan, program or policy maintained by Parent or any of its subsidiaries, including applicability of any minimum waiting periods for participation, unless such recognition of service would result in a duplication of benefits.

Director and Officer Exculpation, Indemnification and Insurance

Section 102(b)(7) of the DGCL permits a Delaware corporation to include a provision in its certificate of incorporation that its directors will not be liable to the corporation or its stockholders for monetary damages for breaches of fiduciary duty. Salary.com’s Second Amended and Restated Certificate of Incorporation, as amended (the “Certificate”), includes such a provision. Such provision, however, does not preclude the personal liability of directors for monetary damages (i) for breaches of the duty of loyalty to Salary.com or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which a director derived an improper personal benefit. In addition, the Certificate provides that if the DGCL is amended to authorize the further elimination or limitation of the personal liability of directors, then the liability of a director of Salary.com shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Additionally, as permitted by Section 145 of the DGCL, Salary.com’s Second Amended and Restated Bylaws, as amended (the “Bylaws”), provide that Salary.com shall indemnify its directors and officers, and may in the discretion of the Company Board indemnify its non-officer employees, to the fullest extent permitted by the DGCL, provided a determination is made by a majority of disinterested directors, a committee of disinterested directors designated by a majority of disinterested directors, independent legal counsel or the stockholders of Salary.com that such director, officer or non-officer employee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to Salary.com’s best interests and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Notwithstanding the foregoing, the Bylaws provide that Salary.com shall indemnify any director or officer, and may indemnify any non-officer employee, seeking indemnification in connection with a proceeding initiated by such director, officer or non-officer employee only if such proceeding was authorized by the Company Board, unless such proceeding was brought to enforce a director or officer’s right to indemnification or, in the case of directors, advancement of expenses under the Bylaws.

The Bylaws also require the advancement of expenses incurred by directors in relation to any action, suit or proceeding and permit, at the discretion of the Company Board, such advancement of expenses incurred by officers or non-officer employees, provided the advancement of expenses is proceeded or accompanied by an undertaking by or on behalf of the applicable director, officer or non-officer employee to repay any expenses so advanced if it shall ultimately be determined that such individual is not entitled to be indemnified against such expenses.

The rights to indemnification and advancement of expenses conferred in the Certificate and Bylaws are not exclusive of any other right which any director, officer or non-officer employee has or may acquire under any statute, agreement or otherwise. Salary.com’s Bylaws also provide that Salary.com may maintain insurance to protect itself and any director, officer or non-officer employee, whether or not Salary.com would have the power to indemnify such person against such liability under the DGCL or the provisions of the Bylaws. Salary.com has purchased a policy of directors’ and officers’ liability insurance that insures its directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances.

Salary.com has entered into indemnification agreements with each of its directors and executive officers. These indemnification agreements require Salary.com to indemnify such individuals to the fullest extent permitted by the DGCL. This summary description of the indemnification agreements between Salary.com and each of its directors and executive officers does not purport to be complete and is qualified in its entirety by reference to the Form of Indemnification Agreement filed as Exhibit (e)(16) to this Schedule 14D-9 and is incorporated herein by reference.

Pursuant to the Merger Agreement, Salary.com has agreed to indemnify each present and former director or officer of Salary.com and each of its subsidiaries to the fullest extent permitted under the DGCL arising out of or pertaining to any action or omission by such directors and officers in their capacities as such, in each case occurring before the Share Acceptance Time. Parent has agreed to continue, and agreed to cause the Surviving Corporation to continue, such indemnification from the Share Acceptance Time until the sixth anniversary thereof. Pursuant to the Merger Agreement, Parent and Purchaser have also agreed that any rights to indemnification or exculpation now existing in favor of, and all limitations on the personal liability of each present and former director, officer, employee, fiduciary or agent of Salary.com and its subsidiaries provided for in their respective organizational documents and any indemnification agreement between Salary.com or any of its subsidiaries and any such person, in effect as of the date of the Merger Agreement shall continue in full force and effect, for a period of six years after the Share Acceptance Time. Further, the Merger Agreement provides that Parent and Purchaser will not for a period of six years after the Share Acceptance Time, unless required by law, amend, repeal or modify such provisions or agreements for indemnification in any manner that would materially and adversely affect the rights of indemnification or exculpation thereunder.

The Merger Agreement also provides that at or prior to the Share Acceptance Time, Salary.com will purchase a “tail” directors’ and officers’ liability insurance policy that will provide the Company’s directors and officers with coverage for six years following the Share Acceptance Time on terms acceptable to the Company, so long as the aggregate cost of such insurance is less than 300 percent (300%) of the annual premium paid by the Company currently for its existing directors’ and officers’ liability insurance. Parent will, and will cause the Surviving Corporation to, maintain such policy in full force and effect, and continue to honor the obligations thereunder.

Section 16 Matters

Pursuant to the Merger Agreement, the Company Board has adopted a resolution so that the disposition of all Salary.com equity securities pursuant to the Merger Agreement by any officer or director of Salary.com who is a covered person for purposes of Section 16 of the Exchange Act will be an exempt transaction for purposes of Section 16 of the Exchange Act.

Arrangements with Parent and Purchaser

Merger Agreement

The summary of the Merger Agreement contained in Section 11 (“The Merger Agreement; Other Agreements — Merger Agreement”) of the Offer to Purchase and the description of the conditions to the Offer contained in Section 15 (“Certain Conditions of the Offer”) of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference to provide information regarding its terms.

The Merger Agreement has been attached as an exhibit to this Schedule 14D-9 to provide holders of Shares with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Parent, Purchaser or Salary.com in Salary.com’s public reports filed with the SEC. The Merger Agreement includes customary representations, warranties and covenants of Salary.com, Parent and Purchaser made to each other as of specific dates and has been negotiated among the parties thereto with the principal purpose of establishing the circumstances in which Parent may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement if the representations and warranties of the other party or parties prove to be untrue due to a change in circumstances or otherwise. The assertions embodied in those representations and warranties were made solely for purposes of the contract among Salary.com, Parent and Purchaser and may be subject to important qualifications and limitations agreed to by such parties in connection with negotiating the Merger Agreement. Moreover, some of those representations, warranties and covenants may not be accurate or complete as of any specified date, may be subject to different contractual standards of materiality or may have been used for the purpose of allocating risk among Salary.com, Parent and Purchaser rather than establishing matters as facts.

The Merger Agreement provides that promptly upon the acceptance for purchase by Purchaser pursuant to the Offer of such number of Shares that, together with the number of Shares (if any) then owned by Parent or Purchaser or their subsidiaries, represents at least a majority of the total number of outstanding Shares on a fully diluted basis, and from time to time thereafter (subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder), Purchaser will be entitled to designate such number of directors on the Company Board (the “Designees”), rounded up to the nearest whole number, as will give Purchaser representation on the Company Board equal to the product of (i) the total number of directors on the Company Board (after giving effect to the directors elected pursuant to Section 1.3 of the Merger Agreement) and (ii) the percentage that (A) the number of Shares beneficially owned by Parent or Purchaser at such time (including Shares accepted for payment in the Offer) bears to (B) the total number of Shares then outstanding; provided that in no event shall the Designees constitute less than a majority of the Company Board. The Merger Agreement further provides that Salary.com shall use its best efforts to promptly, within one business day, either increase the size of the Company Board or secure the resignations of the number of incumbent directors, or both, as is necessary to enable the Designees to be so elected or appointed to the Company Board and will take all actions necessary to ensure such Designees are so elected or appointed. Additionally, the Merger Agreement provides that Salary.com will cause persons designated by Purchaser to constitute at least the same percentage (rounded up to the next whole number) as such individuals represent of the Company Board on the following: (i) each committee of the Company Board, (ii) each board of directors (or similar body) of each subsidiary of Salary.com and (iii) each committee (or similar body) of each such board of directors.

The Merger Agreement further provides that from the date of the Merger Agreement until the Effective Time, at least two of the members of the Company Board will be Independent Directors (as defined below). An “Independent Director” is a member of the Company Board on the date of the Merger Agreement that qualifies as an independent director for purposes of the continued listing requirements of the Nasdaq Global Market. If less than two Independent Directors are on the Company Board for any reason, the Company Board will fill such vacancy with the designee of the remaining Independent Director or, if there is no Independent Directors on the Company Board, the other directors of Salary.com then in office shall designate two persons to fill such vacancies who will not be directors, officers, employees or affiliates of Parent or Purchaser. Directors appointed in accordance with such procedures are deemed to be Independent Directors for the purposes of the Merger Agreement. The Merger Agreement also provides that, from and after the time, if any, that the Designees constitute a majority of the Company Board and prior to the Effective Time, the following matters may only be effected if (in addition to the approval of the entire Company Board) there are in office one or more Impendent Directors and such action is approved by a majority of the Independent Directors: (i) any amendment or modification of the Merger Agreement, (ii) any termination of the Merger Agreement by Salary.com, (iii) any extension of time for performance of any of the obligations of Parent or Purchaser under the Merger Agreement, (iv) any waiver of any condition to Salary.com’s obligations or of Salary.com’s rights under the Merger Agreement or (v) any amendment to the Certificate or the Bylaws.

Confidentiality and Non-Disclosure Agreements

On June 4, 2010 and on August 5, 2010, Salary.com and Parent entered into confidentiality agreements in connection with the consideration of a possible negotiated transaction involving Salary.com (the “June 4 Confidentiality Agreement” and the “August 5 Confidentiality Agreement,” respectively, and together, the “Confidentiality Agreements”). Under the Confidentiality Agreements, the parties agreed, subject to certain exceptions, to keep confidential any non-public information concerning Salary.com and Parent. In addition, under the June 4 Confidentiality Agreement, Parent agreed for a period of two years (i) to certain “standstill” provisions for the protection of Salary.com and (ii) to not solicit, subject to certain limited exceptions, (A) any officer of Salary.com or (B) any employees of Salary.com (or of any subsidiary of Salary.com) with whom Parent has had substantial contact, or who was specifically identified to Parent, in connection with the proposed transaction. This summary description of the Confidentiality Agreements does not purport to be complete and is qualified in its entirety by reference to the June 4 Confidentiality Agreement and August 5 Confidentiality Agreement, copies of which are filed as Exhibits (e)(2) and (e)(3) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Exclusivity Agreement

On August 20, 2010, Salary.com and Purchaser entered a letter agreement (the “Exclusivity Agreement”) which, among other things, provided for a period of exclusivity as a condition to Purchaser’s willingness to undertake the expense of detailed due diligence and the negotiation of a potential transaction. Under the Exclusivity Agreement, the parties agreed, subject to certain exceptions, that Salary.com, its officers, directors, employees, agents, advisors or representatives would not take any action to solicit, initiate or knowingly facilitate or encourage the making by any person or entity of any proposal for any potential transaction or a possible acquisition of any capital stock or asset of Salary.com, except with respect to Purchaser, through September 2, 2010. This summary description of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement, a copy of which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.

Tender and Support Agreement

In connection with the Merger Agreement, on August 31, 2010, Parent and Purchaser entered into a Tender and Support Agreement with each of the directors, executive officers and key employees of Salary.com, and certain of their affiliates, pursuant to which, among other things, such stockholders have agreed to tender (and deliver any certificates evidencing) a number of Shares in the aggregate equal to approximately 33% of the outstanding Shares as of the date of the Tender and Support Agreement, or cause such Shares to be tendered, into the Offer promptly following the commencement of the Offer, and in any event no later than the ten business days following the commencement of the Offer. This summary description of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreement, a copy of which is filed as Exhibit (e)(5) to this Schedule 14D-9 and is incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

Recommendation of the Company Board

At a meeting of the Company Board held on August 31, 2010, the Company Board unanimously: (i) determined and declared that the Merger Agreement, the Offer and the Merger are advisable and in the best interests of Salary.com and the holders of Shares; (ii) approved the Merger Agreement and, subject to the terms and conditions set forth therein, the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement; and (iii) recommended that the Salary.com stockholders accept the Offer, tender their Shares in the Offer and, if required by applicable law, adopt and approve the Merger Agreement and approve the Merger.

Based on the foregoing, the Company Board hereby recommends that the Salary.com stockholders ACCEPT the Offer, tender their Shares in the Offer and, if required by applicable law, adopt and approve the Merger Agreement and approve the Merger.

A copy of the joint press release issued by Parent and Salary.com announcing the transaction is filed as Exhibit (a)(5)(C) hereto and is incorporated herein by reference. A copy of the letter to the Salary.com stockholders communicating the Company Board recommendation is filed as Exhibit (a)(2) hereto and is incorporated herein by reference.

Background and Reasons for the Company Board’s Recommendation

As part of the ongoing evaluation of its business and plans, the Company Board periodically considers a variety of strategic transactions to enhance stockholder value. As part of this ongoing review process, the Company Board has, from time to time, considered different potential strategic transactions in the human capital management marketplace.

Effective February 20, 2010, Kent Plunkett resigned as Chief Executive Officer of the Company, while continuing to serve as Chairman of the Company Board. Also effective that day, the Company Board appointed Paul R. Daoust to serve as President and Chief Executive Officer of the Company on an interim basis while the Company conducted a formal search for a permanent Chief Executive Officer. On February 19, 2010, the Company Board established a special committee (the “Search Committee”) comprised of John Gregg, William Martin, Kent Plunkett and Terry Temescu to conduct a search for a permanent Chief Executive Officer.

At a meeting of the Company Board held on March 30, 2010, the Company Board received an update from management regarding the Company’s financial and strategic plan for fiscal year 2011. The directors also discussed various strategic alternatives aimed at simplifying the Company’s structure and improving its profitability so that its management team and employees could seek to execute a more focused strategy while the Company Board conducted its search for a permanent Chief Executive Officer. Among the alternatives discussed was beginning a process to sell the Company’s enterprise payroll business subsidiary, Genesys Software Systems, Inc. The Company Board instructed management to engage an investment banking firm for the purpose of commencing the sale process for the enterprise payroll business. The Company Board also discussed preparations for the upcoming in-person Company Board meeting scheduled for late April 2010 and that the Company Board was going to invite two investment banking firms to each provide the Company Board with an analysis of market conditions.

On April 8, 2010, a representative of the Company’s outside legal advisors, Goodwin Procter LLP (“Goodwin Procter”), received an unsolicited telephone call from the general counsel of a private equity firm with experience in the Company’s business sector (“Party A”), who indicated that Party A was interested in an introduction to the Company. Although Party A indicated that it had previously sent an indication of interest to the Company dated March 3, 2010, no such indication of interest was received by the Company.

On April 9, 2010, the Company received a preliminary indication of interest from Party A. Party A’s indication of interest was based on an all-cash transaction with a price of $4.46 per Share. Party A’s indication of interest was subject to satisfactory completion of due diligence and negotiation of a definitive merger agreement, which Party A indicated could be accomplished in 60 days.

On April 12, 2010, the Company Board held a meeting to discuss Party A’s indication of interest. Members of the Company’s management and legal advisors were also present at the meeting. References herein to the attendance of the Company’s management at Company Board meetings refers to attendance by management directors, unless otherwise indicated. At the meeting, with the assistance of Goodwin Procter, the Company Board reviewed Party A’s recent indication of interest. The directors also received advice from Goodwin Procter regarding their fiduciary duties. In consideration of Party A’s indication of interest, the Company Board considered whether it was appropriate to undertake a broader sale process for the Company. The Company Board also discussed the retention of an investment banker advisor to assist the Company Board and management should the Company Board conclude that pursuing an evaluation of strategic alternatives, including Party A’s indication of interest, would be in the best interests of the Company’s stockholders. The Company Board determined that since an in-person board meeting was scheduled for the end of the month, the Company Board would further consider Party A’s proposal at that time and discuss the Company’s short and long-term business strategies and whether to explore a potential sale process. The Company Board instructed Mr. Daoust and Bryce Chicoyne, Senior Vice President and Chief Financial Officer of the Company, to contact Party A to acknowledge receipt of its recent indication of interest and inform Party A that the Company would be in contact following the next Company Board meeting scheduled at the end of April 2010.

On April 14, 2010, Messrs. Daoust and Chicoyne had a telephone conversation with a representative of Party A, and informed him that the Company had received Party A’s indication of interest and it would be discussed at the next Company Board meeting at the end of April 2010.

On April 27 and April 28, 2010, the Company Board held a meeting at which members of the Company’s management and legal advisors were present. At the meeting, the Search Committee updated the Company Board regarding the status of the Search Committee’s activities and progress. Also invited to the meeting by the Company Board were representatives from two investment banking firms, one of which was Stifel Nicolaus Weisel (“SNW”), formerly known as Thomas Weisel Partners LLC. The Company Board viewed SNW as a potential investment banking firm candidate because the SNW principals had represented the Company in its initial public offering and had provided advice on a previous acquisition and as a result had substantial knowledge of and familiarity with the Company’s business and operations. The Company Board viewed the other investment banking firm also as a viable investment banking firm candidate because of its nationally recognized reputation and experience in the software and technology industries. In order to assist the Company Board in evaluating the indication of interest from Party A, the investment banking firms discussed with the Company Board, among other things, the then current merger and acquisition environment and the Company’s potential attractiveness as an acquisition target, including the review of potential valuation parameters in the context of a possible Company sale. The investment banking firms also discussed with the Company Board potential capital markets transactions if the Company were to remain independent and successfully complete its search for a permanent Chief Executive Officer, including a PIPE offering to raise capital to pursue the Company’s existing strategic business plan. In considering these alternatives, the Company Board considered the risks associated with executing and achieving the Company’s short and long-term business and financial plans, including the Company Board’s view that the Company’s industry is highly fragmented and that there is likely to be consolidation, which could lead to increased price or other forms of competition. These risks also included the fact that, to the extent the economy or labor market conditions were to materially deteriorate, the Company’s existing and potential clients might no longer consider investment in their compensation and talent management systems a necessity, or might elect to defer purchases or reduce budgets in these areas. Additional risks considered by the Company Board included management continuity during a period without a permanent Chief Executive Officer, the impact of the general economic and market trends on the Company’s sales, the general risks of market conditions that could reduce the Company’s share price, as well as the favorable valuation and premium to the then current stock price of the Company indicated by Party A’s indication of interest. The Company Board concluded that, in view of the foregoing risks, it was in the best interests of the Company’s stockholders to explore a potential sale of the Company, while at the same time instructing the Search Committee to continue its work with Heidrick & Struggles, which had been retained to assist with the search for a permanent Chief Executive Officer, in the event the Company Board determined to continue as an independent company. The Company Board authorized management to seek proposals from each of the investment bankers to assist the Company Board in considering and pursuing the foregoing strategy. The Company Board also authorized Messrs. Daoust and Chicoyne to inform Party A that the Company Board was continuing to evaluate Party A’s indication of interest.

On April 29, 2010, Messrs. Daoust and Chicoyne had a telephone conversation with a representative of Party A, and informed him that the Company Board was in the process of engaging an investment banking firm from whom Party A should expect to receive a call at the end of the following week.

On May 6, 2010, the Company Board held a meeting at which members of the Company’s management and legal advisors were present. At the meeting, the Company Board discussed the engagement of an investment banker to assist in a potential sale process. Messrs. Daoust and Chicoyne discussed their additional conversations with the two investment banks and the material terms of their engagement, as proposed by each such bank. Following a discussion by the Company Board of those terms, the Company Board determined to engage SNW as the Company’s investment bank for the purpose of assisting the Company in evaluating Party A’s proposal and any broader sale process. The Company Board further discussed the terms of SNW’s engagement, and subsequently invited representatives of SNW to attend the meeting. The Company Board discussed with SNW ways to enhance stockholder value and various strategic alternatives, including a possible sale of or other strategic transaction involving the Company. In addition, the Company Board engaged in a general discussion concerning the potential advantages and disadvantages of approaching and discussing a potential transaction with other parties. In particular, the Company Board discussed potential disruptions to the Company’s business should the Company undertake a sale process. The Company Board also discussed, with input from SNW, the potential need to disclose, during such process, competitively sensitive information to competitors and potential competitors. In addition, the Company Board discussed the risk of leaks that might arise from making contact with other parties and the potential loss of business which could result from such leaks and any resulting uncertainty over the future of the Company. Goodwin Procter provided guidance to the Company Board throughout the discussion concerning the Company Board’s fiduciary duties. The Company Board also discussed the general universe of other potential acquirors that might be contacted. Based on a balancing of the benefits and risks discussed by the Company Board, the Company Board concluded that approaching other potential acquirors would be prudent and in the best interests of the Company’s stockholders, but that only those companies that the Company Board, with input from SNW, determined to be the most likely capable and interested acquirors of the Company should be contacted as part of the process. The Company Board authorized the Company’s management to work with SNW to determine the likely potential acquirors to be approached by the Company. The Company Board authorized management to negotiate the retention of SNW to assist the Company Board in conducting a competitive process to solicit interest for the sale of the Company.

On May 6, 2010, the Company formalized its arrangement with SNW by executing an engagement letter with SNW setting forth the terms of its financial advisory engagement with the Company for the proposed sale of the Company.

From May 6 through May 19, 2010, management and SNW, based on the discussions at the previous Company Board meeting, assembled a list of potential acquirors to be considered by the Company Board.

On May 7, 2010, representatives of SNW and representatives of Party A had a telephone call to discuss Party A’s indication of interest. SNW informed Party A that SNW had been engaged by the Company Board and was assisting the Company Board in reviewing Party A’s indication of interest. SNW informed Party A that the Company Board would need further time to evaluate the indication of interest and that a response would be forthcoming once the Company Board completed its evaluation.

On May 19, 2010, the Company Board held an informal teleconference with SNW, also attended by management, the purpose of which was to update the Company Board on the proposed design of the competitive process and also to review the parties who would be contacted by SNW to solicit indications of interest. Members of the Company Board provided feedback to SNW regarding the design of the competitive process and potential targeted parties. SNW also reviewed with the Company Board the potential timetable for completing the first phase of the process, which was to proceed contemporaneously with the Search Committee’s search process for a permanent Chief Executive Officer, in the event an acquisition transaction was not identified through the competitive process.

The Company Board discussed key factors for determining likely potential acquirors, including strategic fit with the Company’s business and financial positions, financing capabilities and interest of potential acquirors to enter into a business combination based on their fit within the talent management, software and human capital management industries and/or investment criteria, as well as perceived access to sufficient financing. The Company Board also discussed the likely timetable of the first phase of the competitive process and that there were likely to be parties that may not meet the first phase bid deadline. Based in part on input from these discussions, the Company Board directed SNW to commence a competitive process to solicit interest for the sale of the Company from 37 parties, following the time that the Company expected to release its financial results for the fourth quarter of fiscal year 2010 earnings on May 26, 2010. These parties consisted of 17 potential financial buyers (including Party A), as well as 20 potential strategic buyers in related industries, including talent management, software and human capital management. The list of potential strategic buyers included Kenexa

Corporation (“Kenexa”). The Company Board further directed SNW to carry out such process in a reasonably expeditious manner so that the Company could evaluate the level of interest in an acquisition transaction and weigh the relative benefits to stockholders of moving forward with a sale of the Company compared with continuing to operate the Company independently, successfully completing the search for a permanent Chief Executive Officer and seeking to raise capital to fund the Company’s existing business plan.

From May 26 through June 29, 2010, SNW contacted the 37 parties to assess their interest in a potential acquisition of the Company. Sixteen of the 37 parties (including Party A and Kenexa) indicated that they were interested in pursuing the opportunity further, and ultimately signed confidentiality agreements with the Company and were granted access to an electronic data room, which contained various documents intended to allow for preliminary due diligence. The sixteen parties consisted of nine financial parties and seven strategic parties.

On June 4, 2010, the Company Board held a meeting at which it discussed with the Search Committee the status of the committee’s activities and progress, including upcoming interviews scheduled with potential candidates and certain directors. At the meeting, the directors also discussed that because it was anticipated that the Company would no longer be able to the satisfy the minimum standards for listing on The Nasdaq Global Market’s, the Company would transfer the listing of its Shares to the NASDAQ Capital Market.

On June 8, 2010, the Company Board held a meeting at which members of the Company’s management and financial and legal advisors were present. At the meeting, the Company Board received an update from SNW on its contact with potential acquirors of the Company. SNW reported that as of this date nine parties that executed confidentiality agreements and continued to be interested in participating in the process were active in the preliminary electronic data room, and SNW summarized its discussions with each of these parties. The Company Board directed SNW to continue discussions with each of these parties and any other of the 37 previously identified parties to the extent they indicated an interest in acquiring the Company. At the meeting, the Company Board also received an update from management regarding the status of the potential sale of the Company’s enterprise payroll business and an update from the Search Committee on the status of the search for a permanent Chief Executive Officer.

From June 4 through July 6, 2010, management and SNW delivered management presentations to, and held conference calls with, ten parties that had executed confidentiality agreements and continued to participate in the competitive bid process (including Party A and Kenexa). Of the 16 parties that executed confidentiality agreements, five parties that were given access to the preliminary data room declined an invitation to meet with management.

On June 11, 2010, SNW sent a bid instruction letter to nine of the interested parties that had executed a confidentiality agreement by that date. The letter indicated a deadline for submitting indications of interest of June 29, 2010 and that potential buyers invited to participate in a second phase of bidding would receive further access to management and more extensive diligence access. Potential buyers were requested to specify a per Share offer price for the Company, sources of financing, a description of the future plans for the Company, the information they would need to complete due diligence and their proposed structure for a transaction.

On June 14, 2010, SNW sent the bid instruction letter to an additional potentially interested strategic party.

On June 16, 2010, members of the Company’s management held an all day diligence session with representatives of Party A and one of its affiliated portfolio companies with experience in the Company’s business sector. SNW also attended this meeting.

On June 17, 2010, the Company Board held a meeting at which members of the Company’s management and legal advisors were present. At the meeting, the Company Board received an update from management on the competitive bid process and a summary of the recent contact by SNW with potential acquirors of the Company. At the meeting, the Company Board also received an update regarding the Company’s search for a permanent Chief Executive Officer.

On June 17, 2010, the Company publicly announced that because the Company anticipated it would not be in compliance with the requirements for continued listing on The Nasdaq Global Market it had transferred the listing of its Shares from The Nasdaq Global Market to The Nasdaq Capital Market.

On June 21, 2010, SNW sent the bid instruction letter to two additional potentially interested parties, one strategic party and one financial party.

On June 29, 2010, the Company received non-binding indications of interest from six of the 12 parties that had received the bid instruction letter as of this date. All six indications of interest were preliminary in nature and subject to satisfactory completion of due diligence, among other conditions. None of these indications of interest were contingent on financing. The six other parties that had received the bid instruction letter as of this date had each informed SNW that they were not longer interested in participating in the process. Two other strategic parties indicated to SNW that they were still evaluating the opportunity but were behind in the process, and were sent bid instruction letters by SNW with a deadline of July 8, 2010. Two additional parties indicated to SNW that they were no longer interested in participating in the process.

Party A, a private equity firm with an affiliated portfolio company in the Company’s business sector, submitted the highest proposed offer price, which reiterated the $4.46 per Share it had previously indicated. Party A’s proposal was subject to the sale of the Company’s enterprise payroll business prior to closing the Company sale, the Company’s cash balance at closing being at least $9.5 million plus the excess proceeds from the sale of the enterprise payroll business and the Company’s transaction expenses in connection with the sale of the Company not exceeding $4 million. Party A’s proposal indicated that it could close the transaction within 45 – 60 days.

A private equity firm (“Party B”), proposed to pay $3.40 per Share. Party B’s proposal was subject to the sale of the Company’s enterprise payroll business prior to closing of the Company sale, the Company’s cash balance at closing being at least $8 million plus the excess proceeds from the sale of the enterprise payroll business and the Company meeting its then current budget for fiscal year 2011. Party B’s proposal indicated that it could close the transaction within 30 days.

Kenexa’s proposal was based on a Company equity value of $60 million, which implied a value of $3.15 per Share. Kenexa’s proposal was subject to a two year indemnity period on representations and warranties to be made by the Company in the definitive merger agreement and an escrow amount of 15% of the purchase price for satisfaction of indemnity claims. Kenexa’s proposal indicated that it could close the transaction within 45 – 60 days.

The three other bidders, each private equity firms, proposed $3.30, a range of $3.00 to $3.40 and $3.10 per Share, respectively. Each of these proposals indicated that the transaction could be closed within approximately 30 days.

On July 1, 2010, the Company Board held an informal teleconference with SNW, also attended by management and Goodwin Procter, the purpose of which was for the Company Board to review the six preliminary indications of interest that had been received on June 29, 2010, with the assistance of SNW. SNW reported to the Company Board that there were three other potentially interested parties that had executed confidentiality agreements but had not submitted preliminary indications of interest by the June 29, 2010 deadline, one of which was a private equity firm which we refer to as “Party C”, and that additional proposals from such parties may be forthcoming on July 8, 2010. Because Party A and Party B had submitted the two highest proposals to date, the Company Board authorized SNW to advance both parties to the second phase of the process and to encourage Party A and Party B to indicate a willingness to increase their respective initial offer prices. The Company Board also authorized SNW to approach the three other private equity firms that submitted indications of interests and inform each that only with a willingness to make a material improvement to their price would they be able to continue in the process. Because Kenexa’s proposal contained the lowest offer price and the least favorable terms as compared to the other indications of interest, the Company Board authorized SNW to inform Kenexa that if it wanted to proceed to the next phase of the process it would need to indicate a willingness to submit a bid with a material price increase and without a representation and warranty indemnification obligation. Because of the strategic nature of one potential later bidder that had not received a bid instruction letter, which we refer to as “Party D,” the Company Board instructed SNW to continue to explore the potential of Party D submitting an initial indication of interest, despite the fact that Party D was behind all other bidders with respect to timing and diligence review. The Company Board delayed until July 8, 2010 making a final determination as to which other bidders would be advanced to the second phase of the process.

Following the Company Board meeting, the Company granted Party A and Party B access to an expanded virtual data room to permit them to conduct more detailed diligence on the Company.

On July 6, 2010, the Company received a revised bid from Kenexa, which was based on an aggregate Company value of $72.25 million which equated to an offer price of $3.78 per Share. The other terms of Kenexa’s revised proposal were substantially unchanged from its previous proposal.

On July 8, 2010, the Company received a preliminary non-binding indication of interest from Party C, a private equity firm, which proposed a price range of $3.20 to $3.55 per Share. Party C’s proposal was subject to satisfactory completion of due diligence and indicated that it would require agreements with management relative to future employment and roll-over of management equity, matters that had yet to be discussed with any members of the management team.

On July 12, 2010, the Company Board held a meeting at which members of the Company’s management and financial and legal advisors were present. At the meeting, the Company Board reviewed with SNW and Goodwin Procter the preliminary indications of interest that had been received with the assistance of SNW. SNW also updated the Company Board on SNW’s recent contacts and discussions with potential acquirors, including Kenexa’s revised proposal and the new proposal submitted by Party C. The Company Board considered Kenexa’s revised proposal, which was now the second highest offer price received, and that Kenexa was a strategic party that had materially increased its offer price from its initial bid. The Company Board also considered that Party C’s offer price was now one of the highest and that SNW reported that Party C had signaled a potential willingness to increase its price. For these reasons, the Company Board directed SNW to advance Kenexa and Party C to the second phase of the process. SNW reported to the Company Board that one of the other three private equity firms that submitted preliminary indications of interest had expressed concern about the competitive nature of the process and inquired as to whether the Company would pay the party’s expenses associated with the process. The Company Board instructed SNW to inform the party that its expenses would not be paid by the Company. SNW reported to the Company board that the other two of these private equity firms both indicated an unwillingness to materially increase their offer prices. The Company Board also received an update from SNW with regard to the other two strategic parties that had not submitted first round bids, one of which had declined to proceed with the process and informed SNW it would not submit a proposal. SNW viewed the other strategic party, Party D, as having the potential to make a compelling proposal, and the Company Board authorized SNW to continue to pursue a dialogue with Party D.

At the July 12, 2010 meeting, the Company Board also authorized the sale of the Company’s enterprise payroll business. In addition, at the meeting, the Company Board received an update from the Search Committee regarding status of the committee’s activities and progress, including a discussion of the candidates under consideration. The Company Board provided feedback to the Search Committee, including various views on the qualifications of the candidates under consideration.

Following the Company Board meeting, the Company granted Kenexa and Party C access to an expanded virtual data room for them to conduct more detailed diligence on the Company.

Between July 1 and July 12, 2010, SNW also contacted Party D to determine Party D’s level of interest in making a proposal in view of Party D’s prior indication that it might have an interest in acquiring the Company. Party D was informed that it was behind in the process, but would be allowed to proceed if it indicated that it would commit the resources necessary to evaluate the opportunity within the next four weeks.

On July 14, 2010, SNW sent each of Party A, Party B, Party C and Kenexa, the four parties that were advanced to the second phase, a letter detailing instructions for the second phase of bidding. The letter indicated, among other things, that all proposals were to be best and final, were due by August 6, 2010, should include proposed revisions to the Merger Agreement prepared by Goodwin Procter (which structured the transaction as an all cash, two-step tender offer and merger transaction), should be for cash and should include the sources of financing (and if financing were to involve external sources, all relevant commitment letters), and should outline remaining areas of due diligence, if any, to be performed, noting that all due diligence should be completed by August 6, 2010 and that any proposals not subject to further due diligence would be given priority.

On July 14, 2010, members of Company management met in Newton, Massachusetts with the Chief Technology Officer of Kenexa to review technology diligence matters.

On July 14, 2010, members of Company management had a telephone call with representatives of Party A regarding diligence matters.

On July 21, 2010, Party A informed SNW that Party A was withdrawing from the process and did not provide reasons therefor.

On July 22, 2010, Party A advised Mr. Daoust that it was terminating acquisition discussions regarding the Company. In this conversation, Party A indicated that the difficulty in assembling and integrating a management team that would be well-positioned to execute the Company’s strategy going forward was a key consideration to its decision to terminate discussions. In addition, Party A cited the difficulty it foresaw in meeting the Company’s deadline for completing due diligence and submitting a revised proposal. The Company’s management and SNW promptly notified the Company Board regarding Party A’s withdrawal from the process.

On July 22, 2010, the Company delivered a day-long management presentation to Party B in Boston, Massachusetts.

On July 23, 2010, members of the Company’s management met with members of Kenexa’s management at Kenexa’s headquarters in Wayne, Pennsylvania and held an all day diligence session.

On July 27, 2010, members of the Company’s management engaged in technical, marketing and financial diligence calls with members of Kenexa’s management.

On July 28, 2010, members of the Company’s senior management had a telephonic diligence session with representatives of Party D.

On July 29, 2010, members of the Company’s management engaged in human resources diligence calls and product demonstrations with members of Kenexa’s management.

On August 2, 2010, SNW sent a bid instruction letter to Party D that was similar to the previous bid instruction letter used to solicit initial bids. However, the letter sent to Party D indicated a deadline for submitting an indication of interest of August 6, 2010 which aligned with the deadline for submission of second phase bids. The letter requested Party D to specify a per Share offer price for the Company, sources of financing, a description of the future plans for the Company, the information it would need to complete due diligence and its proposed structure for a transaction.

On August 3, 2010, members of the Company’s management engaged in sales diligence calls with members of Kenexa’s management.

On August 3, 2010, Party B informed SNW that Party B did not have a strong Chief Executive Officer candidate and would likely not be able to continue pursuing its initial bid. Because of this factor, in addition to SNW’s guidance encouraging Party B to submit a proposal in excess of its initial bid, and the confirmation that an increase in price would still likely be required to remain in consideration for the second phase of the process, Party B informed SNW that it would not be submitting a new proposal and withdrew from the process.

On August 4, 2010 members of the Company’s management team met in person with Party C for an all day diligence session.

On August 6, 2010, the deadline established by the Company’s second phase of bidding instructions, the Company received three proposals, as described in further detail below. Kenexa proposed to pay $4.00 per Share, Party C proposed to pay $3.50 per Share and Party D proposed to pay $3.50 per Share. All three proposals were subject to satisfactory completion of due diligence, among other conditions discussed below. None of these proposals were contingent on financing.

On August 9, 2010, the Company Board held a meeting at which members of the Company’s management and financial and legal advisors were present and assisted in the Company Board’s review of the three proposals. The Company Board determined that each proposal contained assumptions and conditions that were unacceptable for the reasons described below. The Company Board compared the proposals in terms of price, certainty of execution and timing, among other things. The Company Board also instructed SNW to approach Party A again to determine whether it had an interest in rejoining the process.

Kenexa’s proposal included a revised offer price of $4.00 per Share. Although its proposal was not conditioned on financing, Kenexa’s proposal included a commitment letter from a bank agreeing to provide funds in the form of a revolving line of credit that could be used by Kenexa for general working capital purposes, including for purposes of funding an acquisition of the Company. SNW confirmed with Kenexa that this funding would be in place prior to execution of a definitive acquisition agreement. Kenexa also indicated that it would require approximately 10 days to complete its due diligence and its proposal was subject to the Company’s agreement to grant Kenexa a 30 day exclusivity period within which Kenexa would conduct further diligence and the parties would negotiate definitive transaction documents. Kenexa’s proposal was the only proposal of the three which included a revised draft of the Merger Agreement. In addition, the proposal contained certain other terms, including terms relating to circumstances under which Kenexa would be required, or otherwise have the discretion, to extend the duration of the tender offer, the conditions to Kenexa’s obligations to consummate the tender offer, and the ability of the Company to accept a superior, competing transaction and terminate the Merger Agreement, which Kenexa conditioned upon payment by the Company to Kenexa of a termination fee equal to 6% of the transaction value.

Party C’s proposal included a revised offer price of $3.50 per Share and was subject to a 30 day exclusivity period within which Party C would complete its due diligence. Party C’s proposal indicated that it would require agreements with management relative to future employment and roll-over of management equity. Party C’s proposal did not include a revised draft of the Merger Agreement.

Party D’s proposal included an initial indication of interest of $3.50 per Share, which assumed the divesture of the Company’s payroll enterprise business.

Primarily due to its concerns regarding Party C’s and D’s lower valuations, large amounts of remaining diligence and failure to submit a revised Merger Agreement, the Company Board directed management, SNW and Goodwin Procter to focus on negotiations with Kenexa and to seek improved terms while simultaneously seeking to determine if either of the other two parties would materially improve their price. However, the Company Board determined not to negotiate on an exclusive basis with Kenexa prior to its substantial completion of due diligence. The Company Board also directed SNW to advise Party C that because it submitted a proposal below the top end of the valuation range given by Party C in the first phase of the process, it would not be selected as a winning bidder. Party D was to be informed that it was required to materially increase its offer price to remain in consideration and that it was behind in the process, but that the Company Board would consider delaying the process if Party D expressed a willingness to materially increase its offer price.

At the meeting, the Company Board also established a special committee (the “Transaction Committee”) consisting of John Gregg, William Martin, Terry Temescu and Kent Plunkett. The Transaction Committee was established to provide further guidance and assistance to management, SNW and Goodwin Procter, if needed, to guide and oversee the remaining sale process.

At the meeting, the Company Board also reviewed the Company’s financial results for the first quarter of fiscal year 2011.

On August 9, 2010, SNW informed Party C that a material increase in offer price was required in order to proceed in the process, as well as the need to complete remaining diligence on an expedited basis. Party C confirmed that it was unwilling to increase its proposed offer price from $3.50 per Share. As such, SNW informed Party C that the Company was terminating discussions with Party C regarding a possible strategic transaction.

On August 9, 2010, SNW informed Party D that a material increase in offer price was required in order to proceed in the process, as well as the need to complete remaining diligence on an expedited basis.

On August 10, 2010, SNW informed Kenexa that the Company would not negotiate exclusively with Kenexa prior to Kenexa’s substantial completion of its due diligence and that the Company Board was seeking an increase in Kenexa’s offer price. Kenexa agreed to complete its due diligence of the Company and deliver a revised proposal to the Company by August 19, 2010. From August 10 through August 19, 2010, representatives of Kenexa conducted additional due diligence on the Company and numerous meetings and teleconferences were held between various representatives of the respective companies.

On August 11, 2010, during discussions with SNW, Party D confirmed that it was unwilling to increase its proposed offer price from $3.50 per Share. As such, SNW informed Party D that the Company was terminating discussions with Party D regarding a possible strategic transaction.

On August 11, 2010, SNW called Party A to confirm that Party A was not interested in moving forward, and told Party A that its prior bid would have been competitive in the process. Party A reiterated it no longer had an interest in pursuing the matter further, due to the reasons it had given previously to Mr. Daoust.

On August 11, 2010, representatives of the Company, SNW, Kenexa, Lazard Freres & Co. LLC (“Lazard”), Kenexa’s outside financial advisor and Pepper Hamilton LLP (“Pepper Hamilton”), Kenexa’s outside legal counsel, discussed the Company’s general comments to Kenexa’s revised draft of the Merger Agreement.

On August 12, 2010, the Company publicly announced the completion of the sale of its enterprise payroll business subsidiary for a price of $2.5 million in cash.

On August 13 and 15, 2010, Goodwin Procter and Pepper Hamilton had discussions regarding potential revisions to the Merger Agreement.

On August 13, 2010, members of the Transaction Committee and SNW had a teleconference to discuss the overall process and timetable and the recent interactions with Kenexa, Party C and Party D. On the call, the members of the Transaction Committee also discussed the status of Kenexa as the only remaining bidder and instructed SNW to seek a price increase and improved terms from Kenexa.

On August 16, 2010, Goodwin Procter provided a revised draft of the Merger Agreement to Pepper Hamilton.

On August 19, 2010, SNW and Lazard discussed in detail specific liabilities of the Company and the details of the Company’s sale of its enterprise payroll business. After these conversations on August 19, 2010, Kenexa submitted a revised proposal to the Company with an increased offer price of $4.07 per Share that, among other things, accounted for the sale of the Company’s enterprise payroll business. Kenexa’s revised proposal included a revised draft of the Merger Agreement providing for a reduced termination fee equal to 5% of the transaction value. The proposal was subject to the Company’s agreement to grant Kenexa a reduced 14 day exclusivity period within which Kenexa would complete its diligence and the parties would negotiate definitive transaction documents.

On August 20, 2010, the Company Board held a meeting at which members of the Company’s management and financial and legal advisors were present. Prior to the meeting, the Company Board received the most recent draft of the Merger Agreement and SNW’s preliminary financial analyses of the proposed transaction. At the meeting the Company Board considered the most recent Kenexa proposal, and management, SNW and Goodwin Procter updated the Company Board on the progress of the negotiations with Kenexa to date, including the anticipated timing for the parties to complete negotiations of the Merger Agreement and related documents. SNW and Goodwin Procter also discussed the material unresolved issues raised by Kenexa in the Merger Agreement, which included the scope of the Company’s representations and warranties, regulatory matters (including necessary antitrust filings), the parties’ respective conditions to closing (in particular, the circumstances that would or would not trigger the “material adverse effect” closing condition), the Company’s ability to respond to unsolicited inquiries following the announcement of the transaction, the rights of the parties to abandon the transaction, the size of the termination fee, and the terms of a customary tender and support agreements requested by Kenexa. The Company Board also discussed the fiduciary duties of the directors in connection with granting exclusivity to Kenexa. Representatives of SNW reviewed and discussed SNW’s preliminary financial analyses regarding Kenexa’s proposal, including the market valuation of certain comparable companies and valuation metrics in relation to other transactions in the human capital management marketplace. The members of the Company Board concluded that the revised offer price proposed by Kenexa appeared to provide substantial value for the Company’s stockholders and could well exceed the potential share price growth that otherwise would likely be achieved over a significant period of time, particularly in light of the execution risks in the Company’s business as well as in the Company’s industry and the markets more generally. The Company Board authorized management to execute an exclusivity agreement with Kenexa, providing Kenexa with a 14 day period of exclusive negotiations and due diligence. Later that day, the Company and Kenexa executed the exclusivity agreement.

From August 20 through August 31, 2010, the management teams, financial advisors and legal advisors of the Company and Kenexa had frequent negotiations regarding the terms of the Merger Agreement and related documents and numerous discussions regarding diligence matters. During that period, additional drafts of the Merger Agreement and related documents were exchanged between legal advisors, and various financial, operations and legal due diligence items related to the Company were provided to Kenexa. The parties discussed and negotiated various issues, including without limitation, the scope of the representations and warranties, regulatory matters (including necessary antitrust filings), the parties’ respective conditions to closing (in particular, the circumstances that would or would not trigger the “material adverse effect” closing condition), the Company’s ability to respond to unsolicited inquiries following the announcement of the transaction, the rights of the parties to abandon the transaction, a customary termination fee, and the terms of the customary tender and support agreements requested by Kenexa.

On August 31, 2010, the Company Board held a meeting to discuss the proposed transaction with Kenexa at which members of the Company’s management and financial and legal advisors were present. Prior to the meeting, the Company Board received various documents, including the most recent drafts of the Merger Agreement and related documents and SNW’s financial analyses of the proposed transaction. At the meeting, SNW provided an overview of the process to date. SNW also reviewed with the Company Board an analysis of the proposed transaction from a financial point of view and rendered its oral opinion, which opinion was subsequently confirmed in writing, that, as of such date, and based upon and subject to the assumptions, qualifications and limitations set forth in the written opinion, the consideration to be received in the Offer and the Merger, taken together, was fair, from a financial point of view, to the holders (other than Kenexa and its affiliates) of Shares (see below for a summary of the opinion in — “Opinion of Financial Advisor to the Company Board”). The Company Board also reviewed with Goodwin Procter the terms of the Merger Agreement. The Company Board asked numerous questions of management, SNW and Goodwin Procter.

In evaluating the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, and recommending that the stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by the DGCL, vote their Shares in favor of the adoption and approval of the Merger Agreement in accordance with the applicable provisions of the DGCL, the Company Board consulted with the Company’s management, its outside legal counsel and its financial advisor. The Company Board also consulted with outside legal counsel regarding the Company Board’s fiduciary duties, legal due diligence matters and the terms of the Merger Agreement and related agreements. Based on these consultations, and the factors and the opinion of SNW discussed below at “Opinion of Financial Advisor to the Company Board,” the Company Board concluded that entering into the Merger Agreement with Parent and Purchaser is in the best interests of the Company’s stockholders.

The following discussion summarizes the material positive reasons and factors considered by the Company Board in making its recommendation, but is not, and is not intended to be, exhaustive.

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The Company’s Operating and Financial Condition; Prospects of the Company. The Company Board considered the current and historical financial condition, results of operations, business and prospects of the Company as well as the Company’s financial plan and prospects if the Company were to remain an independent company and the potential impact of those factors on the trading price of the Shares (which is not feasible to quantify numerically). In this regard, the Company Board discussed the Company’s risks associated with executing and achieving the Company’s business and financial plans, including the Company Board’s view that the Company’s industry is highly fragmented and that there is likely to be consolidation, which could lead to increased price competition and other forms of competition, that to the extent the economy or labor market conditions were to materially deteriorate, the Company’s existing and potential clients might no longer consider investment in their compensation and talent management systems a necessity, or might elect to defer purchases or reduce budgets in these areas, management continuity during a period without a permanent Chief Executive Officer, the impact of the general economic and market trends on the Company’s sales, as well as the general risks of market conditions that could reduce the Company’s share price;

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Strategic Alternatives. The Company Board considered the possible alternatives to the acquisition by Kenexa (including the possibility of continuing to operate the Company as an independent entity, seeking an infusion of capital from outside investors, the sale of portions of the Company and the desirability and perceived risks of these alternatives), the range of potential benefits to the Company’s stockholders of these alternatives and the timing and the likelihood of accomplishing the goals of such alternatives, as well as the Company Board’s assessment that none of these alternatives was reasonably likely to present superior opportunities for the Company to create greater value for the Company’s stockholders, taking into account risks of execution as well as business, competitive, industry and market risks;

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Transaction Financial Terms; Premium to Market Price. The Company Board considered the relationship of the Offer Price to the current and historical market prices of the Shares. The Offer Price to be paid in cash for each Share would provide stockholders with the opportunity to receive a significant premium over the prevailing range of market prices of the Shares. The Company Board reviewed the historical market prices, volatility and trading information with respect to the Shares, including the fact that the Offer Price represented a premium of 44.3% over the closing price per Share of the Shares on the Nasdaq Capital Market on August 30, 2010, one trading day before the execution date of the Merger Agreement, and a premium of 43.0% over the average closing price per Share one week prior to the execution date of the Merger Agreement;

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Negotiations with Kenexa. The Company Board considered the course of negotiations between the Company and Kenexa, resulting in three increases in the price per Share offered by Kenexa, as well as a number of changes in the terms and conditions Merger Agreement from the version initially proposed by Kenexa that were favorable to the Company, and the Company Board’s belief based on these negotiations was that the Offer Price was the highest price per Share that Kenexa was willing to pay and that the Merger Agreement contained the most favorable terms to the Company to which Kenexa was willing to agree;

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Cash Consideration; Certainty of Value. The Company Board considered the form of consideration to be paid to the stockholders in the Offer and the Merger and the certainty of the value of such cash consideration compared to stock or other forms of consideration;

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No Financing Condition. The Company Board considered the representation of Parent and Purchaser that they have access to sufficient cash resources to pay the amounts required to be paid under the Merger Agreement and that the Offer and the Merger are not subject to a financing condition, and in particular, that Kenexa has obtained a credit facility from a reputable lender that is currently available for working capital purposes, including to fund the amount required to be paid under the Merger Agreement;

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Opinion of the Company’s Financial Advisor. The Company Board considered SNW’s financial analyses and SNW’s oral opinion to the Company Board, which opinion was confirmed in writing, that, as of August 31, 2010, and based upon and subject to the assumptions, qualifications and limitations set forth in the written opinion, the consideration to be received in the Offer and Merger, taken together, was fair, from a financial point of view, to the holders (other than Parent and its affiliates) of Shares. The full text of SNW’s written opinion, dated as of August 31, 2010, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by SNW in its opinion is attached hereto as Annex II to this Schedule 14D-9. The Company urges you to carefully read the SNW opinion in its entirety. SNW’s opinion was provided to the Company Board in connection with its consideration of the Offer and the Merger and was not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender its Shares in the Offer or how any such stockholder should vote at the stockholders’ meeting, if any, held in connection with the Merger or any other matter;

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Market Check. The Company Board considered the results of the process that the Company Board had conducted, with the assistance of the Company management and its financial and legal advisors, to seek multiple acquisition proposals. The Company Board also considered the low probability that other companies who were not contacted by the Company or its financial advisors would make a proposal to acquire the Company at a higher price. Based on the results of that process, the Company Board believed that the Offer Price obtained was the highest that was reasonably attainable;

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The Merger Agreement. The Company Board considered the provisions of the Merger Agreement, including the agreed exclusions of certain events and conditions from the definition of Seller Material Adverse Effect, the ability of the Company under certain circumstances to entertain unsolicited proposals for an acquisition that would be superior to the Kenexa transaction, the termination rights of the parties and the $3,850,000 termination fee (equal to 4.9% of the transaction value) payable by the Company under certain circumstances, which the Company Board believed was comparable to termination fees in transactions of a similar size, was reasonable, would not likely deter competing bids and would not likely be required to be paid unless the Company Board entered into a more favorable transaction;

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Conditions to the Consummation of the Merger; Likelihood of Closing the Second Step Merger. The Company Board considered the strong likelihood of the consummation of the second step merger contemplated by the Merger Agreement after the acceptance for payment of the Shares tendered pursuant to the Offer by reason of the very few conditions to consummation of the Merger at that point in the overall transaction;

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Timing of Completion. The Company Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a cash tender offer for all outstanding Shares, which should allow stockholders to receive the Offer Price in a relatively short time frame, followed by the Merger in which stockholders (other than the Company, Parent and Purchaser) will receive the same consideration as received by those stockholders who tender their Shares in the Offer. The Company Board considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption; and

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Extension of Offer Period. The Company Board considered that, under certain circumstances set forth in the Merger Agreement, Purchaser could be required by the Company to extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if certain conditions to the consummation of the Offer are not satisfied or waived.

In the course of its deliberations, the Company Board also considered a variety of material risks and other countervailing factors related to entering into the Merger Agreement that had previously been identified and discussed by senior management of the Company and the Company Board, which included:

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the fact that the nature of the Offer and the Merger as a cash transaction means that the stockholders will not participate in future earnings or growth of the Company and will not benefit from any appreciation in value of the combined company;

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the potential limitations on the Company’s pursuit of business opportunities due to pre-closing covenants in the Merger Agreement whereby the Company agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to certain assets or the conduct of its business without the prior written consent of Parent;

•	subject to certain exceptions, the Merger Agreement precludes the Company from actively soliciting alternative proposals;

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the possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, and the Company will have incurred significant transaction costs;

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the effect of the public announcement of the Merger Agreement, including effects on the Company’s sales, customers, operating results and share price and the Company’s ability to attract and retain key management and personnel;

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the amount of time it could take to complete the Offer and the Merger, including the risk that Parent and Purchaser might not receive the necessary regulatory approvals or clearances to complete the Offer or the Merger or that governmental authorities could attempt to condition their approvals or clearances of the Offer or the Merger on one or more of the parties’ compliance with certain burdensome terms or conditions which may cause one of the Offer conditions not to be satisfied;

•	the likelihood of litigation;

•	the consideration to be received by the stockholders in the Offer and the Merger would be taxable to the stockholders for federal income tax purposes; and

•	the impact of the Offer and the Merger on the Company’s non-executive employees.

The foregoing discussion of the information and factors considered by the Company Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered. In view of the wide variety of reasons and factors considered, the Company Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Company Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Company Board conducted an overall analysis of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.

Following this discussion, the Company Board unanimously approved the $4.07 per Share price and the other terms of the transaction, determined that the Offer and the Merger are in the best interests of the Company and its stockholders and declared the Merger Agreement advisable, approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and recommended that the stockholders of the Company accept the Offer and tender their Shares in the Offer and, if required by applicable law, vote for the adoption of the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement. In addition, the Company’s compensation committee approved certain employee benefit matters.

On the evening of August 31, 2010, the Company, Parent and Purchaser executed and delivered the Merger Agreement, and the directors and executive officers of the Company executed and delivered the Tender and Support Agreement.

On the morning of September 1, 2010, Kenexa and the Company issued a joint press release announcing the execution of the Merger Agreement.

On September 2, 2010, Purchaser commenced the Offer. During the pendency of the Offer, Parent and Purchaser intend to have ongoing contacts with the Company and its directors, officers and stockholders.

Opinion of Financial Advisor to the Company Board

The Company retained SNW to act as its exclusive financial advisor in connection with the possible sale of the Company. On August 31, 2010, SNW delivered to the Company Board its oral opinion that, as of that date, the consideration to be received in the Offer and Merger, taken together, by the holders (other than by Parent and its affiliates) of Shares was fair, from a financial point of view, to such holders. SNW later delivered its written opinion dated August 31, 2010, confirming its oral opinion.

The Company determined the consideration that the holders of Shares would receive in the Offer and Merger through negotiations with Parent. The Company did not impose any limitations on SNW with respect to the investigations made or procedures followed in rendering its opinion. Further, the Company did not request the advice of SNW with respect to alternatives to the transaction, and SNW did not advise the Company with respect to alternatives to the transaction or the Company’s underlying decision to proceed with or effect the transaction.

The full text of the written opinion that SNW delivered to the Company Board is attach as Annex II to this Schedule 14D-9. You should read this opinion carefully and in its entirety. However, the Company has included the following summary of the SNW opinion, which is qualified in its entirety by reference to the full text of the opinion attached as Annex II to this Schedule 14D-9.

SNW has directed its opinion to the Company Board. The opinion does not constitute a recommendation to you as to whether you and holders of Shares should tender Shares in the Offer or as to how any holder of Shares should vote on the Merger or any matter related thereto. The opinion addresses only the financial fairness of the consideration to be received by the holders of Shares. It does not address the relative merits of the transaction or any alternatives to the transaction. Further, it does not address the underlying business decision by the Company to engage in the transaction. Moreover, it does not address the fairness of the amount or nature of any compensation to be paid or payable to any of the Company’s officers, directors or employees, or any class of such persons, in connection with the transactions contemplated by the Merger Agreement, whether relative to the consideration to be received by the holders of Shares or otherwise.

In connection with its opinion, SNW:

(1)	reviewed publicly available financial and other data with respect to the Company, including the consolidated financial statements for recent years and interim periods to June 30, 2010, and other relevant financial and operating data relating to the Company made available to SNW from published sources and from the Company’s internal records;

(2)	reviewed the financial terms and conditions of the August 31, 2010 draft of the Merger Agreement;

(3)	reviewed publicly available information concerning the trading of, and the trading market for, the Shares;

(4)	compared the Company from a financial point of view with other companies which SNW deemed to be relevant;

(5)	considered the financial terms, to the extent publicly available, of selected recent business combinations of companies in the software and technology industries which SNW deemed to be comparable, in whole or in part, to the transactions contemplated by the Merger Agreement;

(6)	considered the premiums paid of selected recent transactions of similar size;

(7)	reviewed and discussed with representatives of the Company’s management certain information of a business and financial nature regarding the Company, furnished to SNW by the Company including financial forecasts and related assumptions regarding the Company;

(8)	made inquiries regarding and discussed the Merger Agreement, the Offer and Merger and other matters related thereto with the Company’s counsel; and

(9)	performed such other analyses and examinations as SNW deemed appropriate.

In preparing its opinion, SNW did not assume any responsibility to independently verify, and did not independently verify, the information referred to above. Instead, with the Company’s consent, SNW relied on the information being accurate and complete. SNW also made the following assumptions, in each case with the Company’s consent:

•

with respect to the financial forecasts provided to SNW by the Company’s management, upon the Company’s advice and with its consent, SNW assumed for purposes of its opinion, that (a) the forecasts have been reasonably prepared on bases reflecting the best available estimates and judgments of the Company’s management at the time of preparation as to the future financial performance of the company and (b) these forecasts provide a reasonable basis upon which SNW could form its opinion;

•	there have been no material changes in the assets, financial condition, results of operations, business or prospects of the Company since the date of the last financial statements made available;

•

that the Offer and Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended, the Exchange Act and all other applicable federal and state statutes, rules and regulations;

•

that the Offer and Merger will be consummated in accordance with the terms described in the Merger Agreement, without further amendment thereto, and without any waiver by the Company of any of the conditions to any party’s obligations thereunder; and

•

that in the course of obtaining the necessary regulatory approvals for the Offer and Merger, no restrictions, including any divestiture requirements, will be imposed that could have a meaningful effect on the contemplated benefits of such transactions.

In addition, for purposes of its opinion:

•

SNW acknowledged that the Company does not publicly disclose internal management forecasts of the type provided to SNW by the Company’s management in connection with the review by SNW of the Offer and the Merger;

•

SNW relied on information provided by the Company’s counsel and independent accountants as to all legal and financial reporting matters with respect to the Company, the Offer, the Merger and the Merger Agreement;

•

SNW did not assume responsibility for making an independent evaluation, appraisal or physical inspection of the assets or liabilities (contingent or otherwise) of the Company, nor was SNW furnished with any of these appraisals; and

•

The opinion was based on economic, monetary, market and other conditions as in effect on, and the information made available to SNW as of, the date of its opinion. Accordingly, although subsequent developments may affect its opinion, SNW has not assumed any obligation to update, revise or reaffirm its opinion.

The following represents a brief summary of the material financial analyses performed by SNW in connection with providing its opinion to the Company Board. Some of the summaries of financial analyses performed by SNW include information presented in tabular format. In order to fully understand the financial analyses performed by SNW, you should read the tables together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the information set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by SNW.

Selected Company Analysis. Based on public and other available information, SNW calculated the multiples of aggregate value, which SNW defined as fully-diluted equity value (using the Treasury Stock Method), plus debt and minus cash and cash equivalents, to calendar years 2010 and 2011 revenues, pro forma earnings before interest, taxes, stock-based compensation, depreciation and amortization (“EBITDA”), multiples of fully-diluted equity value to estimated calendar years 2010 and 2011, pro forma net income adjusted for stock-based compensation, one-time non-recurring items and amortization of intangibles, and adjusted net income to growth rate ratio, which is defined as equity value divided by net income over the long term growth rate, which growth rate is provided by First Call for selected companies in Human Capital Management (“HCM”) sector,

Software-as-a-Service (“SaaS”) sector, and software companies with similar size and financial profiles. SNW believes that the twenty-one companies listed below have operations similar to certain operations of Salary.com, but noted that none of these companies have identical management, composition, size and/or combination of businesses as Salary.com:

•	Absolute Software Corp.

•	Callidus Software Inc.

•	CDC Software Corp.

•	Convio Inc.

•	DealerTrack Holdings Inc.

•	DemandTec Inc.

•	Falconstor Software Inc.

•	Guidance Software Inc.

•	Kenexa Corp.

•	OpenWave Systems Inc.

•	Pervasive Software Inc.

•	Pros Holdings Inc.

•	QAD Inc.

•	RightNow Technologies Inc.

•	Saba Software Inc.

•	Scientific Learning Corp.

•	SoundBite Communications Inc.

•	SPS Commerce Inc.

•	Ultimate Software Group Inc.

•	Vocus Inc.

•	Websense Inc.

The following table sets forth the multiples indicated by this analysis. The range of multiples reflects the first quartile to median metrics of the HCM and SaaS selected companies, while the range of multiples for Similar Financial Profile companies reflects first quartile to third quartile metrics:

Aggregate Value to:	Range of multiples	1st Quartile	Average	Median	3rd Quartile	Proposed Transaction
HCM 2010 Revenues	1.1x – 1.1x	1.1x	1.8x	1.1x	1.8x	1.7x

SaaS 2010 Revenues	1.9x – 2.2x	1.9x	2.2x	2.2x	2.4x	1.7x

Similar Fin. Profile 2010 Revenues	0.5x – 1.3x	0.5x	1.0x	0.8x	1.3x	1.7x

HCM 2011 Revenues	1.0x – 1.0x	1.0x	1.6x	1.0x	1.6x	1.5x

SaaS 2011 Revenues	1.7x – 2.0x	1.7x	2.0x	2.0x	2.2x	1.5x

Similar Fin. Profile 2011 Revenues	0.4x – 1.0x	0.4x	0.8x	0.6x	1.0x	1.5x

HCM 2010 Pro Forma EBITDA	8.7x – 10.2x	8.7x	14.5x	10.2x	18.1x	N.M.

SaaS 2010 Pro Forma EBITDA	11.1x – 13.9x	11.1x	17.4x	13.9x	17.4x	N.M.

Similar Fin. Profile 2010 Pro Forma EBITDA	3.7x – 13.3x	3.7x	9.0x	5.4x	13.3x	N.M.

HCM 2011 Pro Forma EBITDA	8.0x – 11.9x	8.0x	12.1x	11.9x	16.0x	8.6x

SaaS 2011 Pro Forma EBITDA	9.4x – 10.7x	9.4x	12.4x	10.7x	12.5x	8.6x

Similar Fin. Profile 2011 Pro Forma EBITDA	3.3x – 10.3x	3.3x	6.7x	5.1x	10.3x	8.6x

Equity Value to:	Range of multiples	1st Quartile	Average	Median	3rd Quartile	Proposed Transaction

HCM 2010 Pro Forma net income	17.1x – 18.1x	17.1x	18.1x	18.1x	19.0x	N.M.

SaaS 2010 Pro Forma net income	25.3x – 30.0x	25.3x	30.1x	30.0x	36.7x	N.M.

Similar Fin. Profile 2010 Pro Forma net income	12.6x – 20.6x	12.6x	19.0x	17.5x	20.6x	N.M.

HCM 2011 Pro Forma net income	15.0x – 28.4x	15.0x	28.0x	28.4x	41.4x	11.2x

SaaS 2011 Pro Forma net income	19.5x – 22.1x	19.5x	26.5x	22.1x	26.6x	11.2x

Similar Fin. Profile 2011 Pro Forma net income	12.1x – 22.4x	12.1x	18.8x	16.6x	22.4x	11.2x

While, in connection with the selected company analysis, SNW did compare Salary.com to twenty-one companies in the software industry, SNW did not include every company that could be deemed, in one respect or another, to be a participant in this industry, or in the specific sectors of this industry.

SNW noted that the aggregate value of the consideration to be received by the Company’s stockholders in connection with the transaction implied multiples of 8.6x 2011 pro forma EBITDA, 1.7x 2010 revenues, and 1.5x 2011 revenues. The equity value of consideration to be received by our stockholders in connection with the transaction implied multiples of 11.2x 2011 pro forma net income not taxed and 17.4x 2011 pro forma net income fully taxed.

Selected Transactions Analysis. Based on public and other information made available to SNW in connection with the Transaction, SNW calculated the multiples of (i) aggregate enterprise value to last twelve month (“LTM”) and next twelve month (“NTM”) revenues and LTM and NTM pro forma EBITDA and (ii) fully-diluted equity values to LTM and NTM pro forma net income, in each case, implied in the proposed transaction for Salary.com and in the following fourteen selected transactions, all of which involved all-cash transactions ranging between $50 million and $150 million for software companies and were announced on or after January 1, 2007:

Announce Date	Acquirer	Target
3/26/10	Thoma Bravo	Plato Learning
2/1/10	Haemonetics	Global Med Technologies
7/10/09	Thoma Bravo	Entrust
7/1/09	Micro Focus	Borland Software
5/11/09	Ixia	Catapult Communications Corp.
9/4/08	OpenText	Captaris
6/18/08	Health Care Services Corp	MEDecision
6/17/08	Alcatel-Lucent SA	Motive Inc.
6/6/08	Sopra Group/Axway Inc.	Tumbleweed Communications
5/1/08	Micro Focus	NetManage
12/27/07	EMC	Document Sciences
7/11/07	Megasoft, Ltd.	Boston Communications Group
4/27/07	DealerTrack	Arkona
4/1/07	Battery Ventures	Quovadx Inc.

The following table sets forth the multiples indicated by this analysis and the multiples implied by the proposed transaction:

Aggregate Value to:	Range of multiples	1st Quartile	Average	Median	3rd Quartile	Proposed Transaction
LTM Revenues	1.0x – 2.0x	1.0x	1.6x	1.5x	2.0x	1.6x
NTM Revenues	1.5x – 2.2x	1.5x	2.0x	1.7x	2.2x	1.6x
LTM EBITDA	9.6x – 14.0x	9.6x	15.0x	11.9x	14.0x	N.M.
NTM EBITDA	8.3x – 13.7x	8.3x	11.4x	10.5x	13.7x	11.3x

Equity Value to:	Range of multiples	1st Quartile	Average	Median	3rd Quartile	Proposed Transaction
LTM Pro Forma Net Income	32.5x – 41.2x	32.5x	35.9x	39.8x	41.2x	N.M.
NTM Pro Forma Net Income	17.1x – 23.3x	17.1x	20.2x	20.2x	23.3x	15.8x

No company or transaction used in the selected company or selected transactions analyses is identical to Salary.com or the Offer and Merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which Salary.com and the Offer and Merger are being compared.

Premiums Paid Analysis. SNW reviewed the consideration paid in 31 comparable U.S. public company acquisitions which involved equity values ranging between $50 and $150 million and were announced on or after January 1, 2007. SNW calculated the premiums paid in these transactions over the applicable stock price of the target company one day, one week and four weeks prior to the announcement of the acquisition offer.

	Premium One Day prior to Announcement	Premium One Week prior to Announcement	Premium 4 Weeks prior to Announcement
3rd Quartile	70.5%	75.0%	68.6%

Mean	53.2%	52.9%	54.0%

Median	36.7%	38.6%	35.1%

1st Quartile	17.0%	20.3%	25.1%

SNW noted that the premiums implied by the transaction were 44.3%, 43.0% and 43.8%, respectively, for the one day, one week and four week periods prior to the date of the SNW opinion.

The foregoing description is only a summary of the analyses and examinations that SNW deems material to its opinion. It is not a comprehensive description of all analyses and examinations actually conducted by SNW. The preparation of a fairness opinion, by necessity, is not susceptible to partial analysis or summary description. SNW believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in its presentation to the Company. In addition, based on the Company’s instructions or otherwise, SNW may have given various analyses more or less weight relative to other analyses, and may have deemed various assumptions more or less probable than other assumptions. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. Accordingly, the ranges of valuations resulting from any particular analysis described above should not be interpreted as, or otherwise considered to be, the view of SNW with respect to the actual value of Salary.com.

In performing its analyses, SNW made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Salary.com. The analyses performed by SNW are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by these analyses. These analyses were prepared solely as part of the analysis performed by SNW with respect to the financial fairness of the consideration to be received by holders of Shares pursuant to the Offer and the Merger, and were provided to the Company in connection with the delivery of the SNW opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at any time in the future.

The Company has agreed to pay SNW a fee of $375,000 upon delivery of SNW’s opinion, and an aggregate fee currently estimated to be approximately $1.3 million, which is contingent on the completion of the Offer and the Merger (against which the $375,000 fee for SNW’s opinion is creditable). The Company Board was aware of this fee structure and took it into account in considering the SNW opinion and in approving the Offer and the Merger. Further, the Company’s has agreed to reimburse SNW for its reasonable out-of-pocket expenses and to indemnify SNW, its affiliates, and their respective partners, directors, officers, agents, consultants, employees and controlling persons against specific liabilities, including liabilities under the federal securities laws.

In the ordinary course of its business, SNW actively trades the equity securities of Salary.com and of Parent for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in these securities. SNW also acted as underwriter in connection with public offerings of Salary.com’s securities and has performed various investment banking services for the Company, including as an advisor in connection with the acquisition of the Company’s former enterprise payroll business subsidiary, Genesys Software Systems, Inc. (“Genesys”). The Company currently has an outstanding balance of $271,538, which is reflected on the Company’s most recent balance sheet, for unpaid fees owed to SNW for services it rendered in connection with the Company’s acquisition of Genesys. It is expected that this obligation will be paid by the Company prior to or upon the completion of the Offer and Merger.

Intent to Tender

To the knowledge of the Company after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such person pursuant to the Offer and, if necessary, to vote such Shares in favor of adoption of the Merger Agreement. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender or any non-transferable restricted shares.

In addition, the directors, executive officers and key employees of Salary.com have entered into a Tender and Support Agreement, pursuant to which each has agreed, in his or her capacity as a stockholder of the Company, to tender all of his or her Shares, as well as any additional Shares that he or she may acquire, to Purchaser in the Offer. See Item 3 (“Past Contacts, Transactions, Negotiations and Agreements”) hereof under the heading “Arrangements with Parent and Purchaser — Tender and Support Agreement.”

Pursuant to the terms of the Merger Agreement, the Company granted Purchaser an irrevocable option, exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase newly issued Shares at a price per Share equal to the Offer Price. A summary of this irrevocable option is described in Item 8 (“Additional Information”) hereof under the heading “Top-Up Option.”

Item 5. Person/Assets, Retained, Employed, Compensated or Used

Pursuant to a letter agreement, dated May 6, 2010, Salary.com engaged SNW to act as its financial advisor in connection with the merger or sale of Salary.com. Pursuant to the terms of such letter agreement, at an Offer Price of $4.07 per Share, SNW will receive fees equal to approximately $1.3 million, $375,000 of which was paid, or is payable, upon delivery of SNW’s opinion and the remainder of which is payable upon consummation of the Offer. Salary.com also has agreed to reimburse SNW for reasonable expenses incurred in connection with SNW’s engagement and to indemnify SNW, its affiliates and certain related parties against certain liabilities that arise in connection with SNW’s engagement. Additional information pertaining to the retention of SNW by Salary.com in Item 4 (“The Solicitation or Recommendation”) hereof under the heading “Background and Reasons for the Company Board’s Recommendation — Opinions of Financial Advisors to the Company Board” is hereby incorporated by reference into this Item 5.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6. Interest in Securities of the Subject Company

Other than in the ordinary course of business in connection with the Company’s employee benefit plans, no transactions in the Shares have been effected during the past 60 days by the Company, or, to the best of the Company’s knowledge, any of the directors, executive officers, subsidiaries or affiliates of the Company, except that the directors, executive officers and key employees of Salary.com (and certain of their affiliates), each, in his or her capacity as a stockholder of the Company, entered into a Tender and Support Agreement, dated August 31, 2010, with Parent and Purchaser, as described under Item 3 (“Past Contacts, Transactions, Negotiations and Agreements”) hereof under the heading “Arrangements with Parent and Purchaser — Tender and Support Agreement.”

In connection with the Merger Agreement, the Company has granted to Purchaser the Top-Up Option, exercisable in whole but not in part on one occasion, to purchase, at a price per Share equal to the Offer Price, an aggregate number of Shares equal to the number of Shares that, when added to the number of Shares owned by Purchaser as of immediately prior to such exercise, will constitute one Share more than 90% of the outstanding

Shares on a fully diluted basis (assuming the issuance of the Shares pursuant to the Top-Up Option). If Purchaser owns at least a majority of the outstanding Shares on a fully diluted basis after the Share Acceptance Time or expiration of any applicable subsequent offering period, Purchaser may exercise the Top-Up Option, if certain conditions are satisfied. These conditions include that the exercise of the Top-Up Option would not require the Company to issue more Shares than it has authorized and available for issuance, giving effect to Shares issued pursuant to all then-outstanding stock options, RSUs and any other rights to acquire Shares as if such Shares were outstanding. See Item 8 (“Additional Information”) hereof under the heading “Top-Up Option.”

Item 7. Purposes of the Transaction and Plans or Proposals

Except as indicated in this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (b) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.

Item 8. Additional Information

The information contained in all of the exhibits to this Schedule 14D-9 referred to in Item 9 (“Exhibits”) hereof is incorporated herein by reference in its entirety.

Delaware General Corporation Law

Salary.com is incorporated under the laws of the State of Delaware. The Offer is governed by the following provisions of the DGCL.

Business Combination Statute

Section 203 of the DGCL prohibits an “interested stockholder” (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation’s voting stock) from engaging in a “business combination” (which includes a merger, consolidation, a sale of a significant amount of assets, and a sale of stock) with a Delaware corporation for three years following the time such person became an interested stockholder, unless:

(i) before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

(ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, stock held (x) by directors who are also officers and (y) by employee stock plans that do not allow plan participants to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

(iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

In connection with its approval of the Merger Agreement, the Offer and the Merger, the Company Board adopted a resolution approving the Merger Agreement and the transaction contemplated thereby, including the Offer, the Merger and the Tender and Support Agreement for purposes of Section 203 of the DGCL, but only insofar as each of the Offer and the Merger are consummated in accordance with the terms of the Merger Agreement and the Tender and Support Agreement.

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if Purchaser purchases Shares in the Offer, and a subsequent Merger (including a short-form merger) involving Salary.com is consummated, holders of Shares immediately prior to the Effective Time of such Merger may have the right pursuant to the provisions of Section 262 of the DGCL to demand appraisal of their Shares. If appraisal rights are applicable, dissenting stockholders who comply with the applicable statutory procedures will be entitled, under Section 262 of the DGCL, to receive a judicial determination of the fair value of their Shares (excluding any element of value arising from the accomplishment or expectation of such Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share ultimately paid in the Offer or any subsequent Merger or the market value of the Shares. The value so determined could be more or less than the price per share ultimately paid in the Offer or any subsequent Merger. For the avoidance of doubt, the Company, Parent and Purchaser have acknowledged and agreed that, in any appraisal proceeding described herein and to the extent permitted by applicable law, the fair value of the Shares subject to the appraisal proceeding shall be determined in accordance with the DGCL without regard to the Top-Up Option, any Shares issued upon exercise of the Top-Up Option or any promissory note delivered by Purchaser in payment thereof.

Appraisal rights cannot be exercised at this time. If appraisal rights become available at a future time, Salary.com will provide additional information to the holders of Shares concerning their appraisal rights and the procedures to be followed in order to properly exercise their appraisal rights before any action has to be taken in connection with such rights.

The foregoing summary of the rights of the Salary.com stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of Salary.com desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL.

Regulatory Approvals

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the reviewing agency determines that an investigation is required and asks the filing person voluntarily to withdraw and refile to allow a second 15-day waiting period, or issues a formal request for additional information and documentary material. The purchase of Shares pursuant to the Offer is subject to such requirements. The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of the Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or Salary.com. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States. Salary.com does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the foregoing filings under the HSR Act that would be required for Parent’s or Purchaser’s acquisition or ownership of the Shares.

Top-Up Option

Pursuant to the terms of the Merger Agreement, Salary.com has granted to Purchaser the Top-Up Option, exercisable in whole but not in part on one occasion, to purchase, at a price per Share equal to the Offer Price, an aggregate number of Shares equal to the number of Shares that, when added to the number of Shares owned by Purchaser as of immediately prior to such exercise, will constitute one Share more than 90% of the outstanding Shares on a fully diluted basis (assuming the issuance of the Shares pursuant to the Top-Up Option). If Purchaser owns at least a majority of the outstanding Shares on a fully diluted basis after the Share Acceptance Time or expiration of any applicable subsequent offering period, Purchaser may exercise the Top-Up Option, if certain conditions are satisfied. These conditions include that the exercise of the Top-Up Option would not require the Company to issue more Shares than it has authorized and available for issuance, giving effect to Shares issued pursuant to all then-outstanding stock options, RSUs and any other rights to acquire Shares as if such Shares were outstanding.

The aggregate purchase price for the Shares purchased upon exercise of the Top-Up Option may be paid by Purchaser, at its election, either in cash or by executing and delivering to Salary.com a promissory note having a principal amount equal to the balance of the aggregate purchase price for the Shares purchased upon exercise of the Top-Up Option, or some combination thereof. Any such promissory note will bear interest at the applicable federal rate determined under Section 1274(d) of the Code, will mature on the first anniversary of the date of execution and delivery of such promissory note and may be prepaid without premium or penalty.

The Top-Up Option will terminate upon the earlier to occur of the Effective Time and the termination of the Merger Agreement in accordance with its terms. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect a short-form merger pursuant to applicable Delaware law at a time when the approval of the Merger at a meeting of the stockholders of Salary.com would otherwise be assured because of Purchaser’s collective ownership of a majority of the Shares following completion of the Offer.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Vote Required to Approve the Merger

The DGCL provides that, if a parent corporation owns at least 90% of the outstanding shares of each class of the stock of a subsidiary that would otherwise be entitled to vote on a merger, that corporation can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer or otherwise, Purchaser acquires or controls at least 90% of the outstanding Shares, Purchaser will effect the Merger without prior notice to, or any action by, any other Salary.com stockholder. If Purchaser acquires less than 90% of the outstanding shares of Common Stock, the affirmative vote by Salary.com stockholders of a majority of the outstanding shares of common stock will be required under the DGCL to effect the Merger.

Section 14(f) Information Statement

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser or Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board, other than at a meeting of the Company’s stockholders, as described in Item 3 (“Past Contacts, Transactions, Negotiations and Agreements”) hereof under the heading “Arrangements with Parent and Purchaser — Merger Agreement” and in the Information Statement, and is incorporated herein by reference.

Amendment to Shareholder Rights Agreement

On August 31, 2010, prior to the execution of the Merger Agreement, the board of directors of the Company approved an Amendment (the “Amendment”) to the Shareholder Rights Agreement, dated as of November 14, 2008, between the Company and American Stock Transfer & Trust Company LLC, as rights agent (the “Rights Agent”) (the “Rights Agreement”). The Amendment, among other things, renders the Rights Agreement inapplicable to the Merger, the Offer, the Tender and Support Agreement, the Merger Agreement and the transactions contemplated thereby. The Amendment provides that the execution and delivery of the Merger Agreement and/or the Tender and Support Agreement, or the consummation of the Offer, the Merger and/or the other transactions contemplated by the Merger Agreement, will not be deemed to result in either Parent or Purchaser becoming an “Acquiring Person” (as such term is defined in the Rights Agreement). In addition, the Amendment provides that none of a “Stock Acquisition Date,” a “Distribution Date,” a “Section 11(a)(ii) Event” or a “Section 13 Event” (each as defined in the Rights Agreement) shall occur, and that “Rights” (as such term is defined in the Rights Agreement) will not separate from the Shares, in each case, by reason of the execution and delivery of the Merger Agreement and/or the Tender and Support Agreement, or the consummation of the Offer, the Merger and/or the other transactions contemplated by the Merger Agreement. The Amendment also provides that the Rights Agreement shall expire on the Acceptance Date (as defined in the Merger Agreement) if the Rights Agreement has not otherwise terminated. If the Merger Agreement is terminated, the changes to the Rights Agreement pursuant to the Amendment will be of no further force and effect. The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment, which is filed as Exhibit (e)(7) hereto and is incorporated herein by reference.

Annual Report

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended March 31, 2010 (the “Form 10-K”) and Amendment No. 1 to the Form 10-K filed with the SEC on July 29, 2010.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 contains forward-looking statements that are not historical facts. Salary.com has identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “potential,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “approximate” “outlook” or “continue” or the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this Schedule 14D-9 include, without limitation, statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include, without limitation: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of the Salary.com stockholders will tender their Shares in the Offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; other business effects, including the effects of industry, economic or political conditions outside of Salary.com’s control; transaction costs; and other risks and uncertainties discussed in Salary.com’s filings with the SEC, including the “Risk Factors” section of Salary.com’s Form 10-K, as amended, as well as the tender offer documents to be filed by Purchaser and Parent and the Solicitation/Recommendation Statement to be filed by Salary.com. Copies of Salary.com’s filings with the SEC may be obtained at the “Investor Relations” section of Salary.com’s website at http://www.salary.com. Salary.com does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this Schedule 14D-9 are qualified in their entirety by this cautionary statement. Salary.com acknowledges that forward-looking statements made in connection with the Offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995, as amended. Salary.com is not waiving any other defenses that may be available under applicable law.

Item 9. Exhibits

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated September 2, 2010 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Purchaser and Parent filed with the SEC on September 2, 2010).

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Purchaser and Parent filed with the SEC on September 2, 2010).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO of Purchaser and Parent filed with the SEC on September 2, 2010).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO of Purchaser and Parent filed with the SEC on September 2, 2010).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO of Purchaser and Parent filed with the SEC on September 2, 2010).

(a)(1)(F)	Summary Advertisement published in The New York Times on September 2, 2010 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO of Purchaser and Parent filed with the SEC on September 2, 2010).

(a)(2)	Letter to Stockholders of the Company, dated September 2, 2010, from Paul R. Daoust, President and Chief Executive Officer of the Company (included as Annex III to this Schedule 14D-9).

(a)(5)(A)	Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (included as Annex I to this Schedule 14D-9).

(a)(5)(B)	Opinion of Stifel Nicolaus Weisel, dated August 31, 2010 (included as Annex II to this Schedule 14D-9).

(a)(5)(C)	Joint Press Release issued by the Company and Parent, dated September 1, 2010 (incorporated by reference to Exhibit 99.1 Parent’s Current Report on Form 8-K filed with the SEC on September 1, 2010).

(a)(5)(D)	Press Release issued by Parent, dated September 2, 2010 (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO of Purchaser and Parent filed with the SEC on September 2, 2010).

Exhibit Number	Description
(e)(1)	Agreement and Plan of Merger, dated August 31, 2010, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to Parent’s Current Report on Form 8-K filed with the SEC on September 1, 2010).

(e)(2)	Confidentiality Agreement, dated as of June 4, 2010, by and between the Company and Parent (incorporated by reference to Exhibit (d)(3) to the Schedule TO of Purchaser and Parent filed with the SEC on September 2, 2010).

(e)(3)	Confidentiality Agreement, dated as of August 5, 2010, by and between the Company and Parent (incorporated by reference to Exhibit (d)(4) to the Schedule TO of Purchaser and Parent filed with the SEC on September 2, 2010).

(e)(4)	Exclusivity Agreement, dated as of August 20, 2010, by and between the Company and Parent (incorporated by reference to Exhibit (d)(5) to the Schedule TO of Purchaser and Parent filed with the SEC on September 2, 2010).

(e)(5)	Tender and Support Agreement, dated as of August 31, 2010, by and between Parent, Purchaser and certain stockholders of the Company (incorporated by reference to Exhibit 10.1 to the Parent’s Current Report on Form 8-K filed with the SEC on September 1, 2010).

(e)(6)	Non-Competition and Non-Solicitation Agreement, by and among Parent and Paul R. Daoust, dated as of August 31, 2010 (incorporated by reference to Exhibit 10.2 to Parent’s Current Report on Form 8-K filed with the SEC on September 1, 2010).

(e)(7)	Amendment, effective as of August 31, 2010, to the Shareholder Rights Agreement by and among the Company and American Stock Transfer & Trust Company LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 1, 2010).

(e)(8)	Second Amended and Restated 2000 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1 filed with the SEC on November 13, 2006).

(e)(9)	First Amended and Restated 2004 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1 filed with the SEC on November 13, 2006).

(e)(10)	2007 Stock Option and Incentive Plan (incorporated by reference to Appendix A to the Company’s Proxy Statement filed with the SEC on July 29, 2008).

(e)(11)	2007 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4 filed with Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed with the SEC on January 19, 2007).

(e)(12)	Employment Agreement, dated as of April 12, 2010, by and between the Company and Paul Daoust (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 26, 2010).

(e)(13)	Retention Bonus Letter Agreement, dated April 20, 2010, by and between the Company and Bryce Chicoyne (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on April 26, 2010).

(e)(14)	Severance and Retention Bonus Agreement, dated July 7, 2010, by and between the Company and Yong Zhang (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 12, 2010).

Exhibit Number	Description
(e)(15)	Form of Change in Control Agreements, dated as of June 25, 2010, by and between the Company and each of its Executive Officers (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 25, 2010).

(e)(16)	Form of Indemnification Agreement between the Company and each of its Directors and Executive Officers (incorporated by reference to Exhibit 10.12 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed with the SEC on January 19, 2007).

(e)(17)	Second Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed with the SEC on January 19, 2007).

(e)(18)	Second Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed with the SEC on January 19, 2007).

(e)(19)	Certificate of Designations, Preferences and Rights of a Series of Preferred Stock of the Company classifying and designating the Series A Junior Participating Cumulative Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form 8-A filed with the SEC on November 20, 2008).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Salary.com, Inc.

By:	/S/ PAUL R. DAOUST
Name: Paul R. Daoust
Title: President and Chief Executive Officer

Dated: September 2, 2010

ANNEX I

SALARY.COM, INC.

160 Gould Street

Needham, Massachusetts 02494

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14(f)-1 THEREUNDER

This Information Statement (this “Information Statement”) is being mailed on or about September 2, 2010 to holders of record of common stock, par value $0.0001 per share (the “Shares”), of Salary.com, Inc., a Delaware corporation (the “Company” or “Salary.com”), as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of the Company with respect to the tender offer (the “Offer”) by Spirit Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Kenexa Corporation, a Pennsylvania corporation (“Parent”), to purchase all of the outstanding Shares. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we,” and “our” to refer to the Company. You are receiving this Information Statement in connection with the possible appointment of persons designated by Purchaser without a meeting of the Company’s stockholders to a majority of the seats on the Company’s Board of Directors (the “Company Board” or the “Board of Directors”). Such designation would be made pursuant to Section 1.3 of the Agreement and Plan of Merger, dated as of August 31, 2010, by and among Parent, Purchaser and the Company (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”).

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on September 2, 2010, to purchase all of the outstanding Shares, at a purchase price of $4.07 per share, net to the seller thereof in cash, without interest thereon and less any required withholding taxes and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 2, 2010, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively, constitute the “Offer”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City Time, at the end of the day on September 30, 2010, unless extended, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal are being mailed to the Company’s stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on September 2, 2010.

Section 1.3 of the Merger Agreement provides that promptly upon the acceptance for purchase by Purchaser pursuant to the Offer of such number of Shares that, together with the number of Shares (if any) then owned by Parent or Purchaser or their subsidiaries, represents at least a majority of the total number of outstanding Shares on a fully diluted basis, and from time to time thereafter (subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder), Purchaser will be entitled to designate such number of directors on the Company Board (the “Designees”), rounded up to the nearest whole number, as will give Purchaser representation on the Company Board equal to the product of (i) the total number of directors on the Company Board (after giving effect to the directors elected pursuant to Section 1.3 of the Merger Agreement) and (ii) the percentage that (A) the number of Shares beneficially owned by Parent or Purchaser at such time (including Shares accepted for payment in the Offer) bears to (B) the total number of Shares then outstanding; provided that in no event shall the Designees constitute less than a majority of the Company Board. The Merger Agreement further provides that the Company shall use its best efforts to promptly, within one business day, either increase the size of the Company Board or secure the resignations of the number of incumbent directors, or both, as is necessary to enable the Designees to be so elected or appointed to the Company Board and will take all actions necessary to ensure such Designees are so elected or appointed.

The Merger Agreement further provides that from the date of the Merger Agreement until the effective time of the merger contemplated thereby, at least two of the members of the Company Board will be Independent Directors (as defined below). An “Independent Director” is a member of the Company Board on the date of the Merger Agreement that qualifies as an independent director for purposes of the continued listing requirements of the Nasdaq Capital Market. If less than two Independent Directors are on the Company Board for any reason, the Company Board will fill such vacancy with the designee of the remaining Independent Director or, if there is no Independent Directors on the Company Board, the other directors of the Company then in office shall designate two persons to fill such vacancies who will not be directors, officers, employees or affiliates of Parent or Purchaser. Directors appointed in accordance with such procedures are deemed to be Independent Directors for the purposes of the Merger Agreement. The Merger Agreement also provides that, from and after the time, if any, that the Designees constitute a majority of the Company Board and prior to the effective time of the merger contemplated by the Merger Agreement, the following matters may only be effected if (in addition to the approval of the entire Company Board) there are in office one or more Impendent Directors and such action is approved by a majority of the Independent Directors: (i) any amendment or modification of the Merger Agreement, (ii) any termination of the Merger Agreement by the Company, (iii) any extension of time for performance of any of the obligations of Parent or Purchaser under the Merger Agreement, (iv) any waiver of any condition to the Company’s obligations or of the Company’s rights under the Merger Agreement or (v) any amendment to the Company’s Second Amended and Restated Certificate of Incorporation or Second Amended and Restated Bylaws.

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in connection with the possible appointment of Parent’s designees to the Company Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information herein incorporated by reference) concerning Parent, Purchaser and Parent’s designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

PARENT DESIGNEES TO THE COMPANY BOARD

Information with respect to the Designees

As of the date of this Information Statement, Parent has not determined who will be its designees to the Company Board. However, the designees will be selected from the list of potential designees provided below (the “Potential Designees”). The Potential Designees have consented to serve as directors of the Company if so designated. If necessary, Parent may choose additional or other Parent Designees, subject to Rule 14f-1 of the Exchange Act. None of the Potential Designees currently is a director of, or holds any position with, the Company. Purchaser has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. To our knowledge, there are no material pending legal proceedings to which any Parent Designee listed below is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. To our knowledge, none of the Parent Designees listed below has, during the past ten years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that the Parent Designees may assume office at any time following the purchase by Purchaser of a majority of outstanding Shares pursuant to the Offer, which purchase cannot be earlier than October 1, 2010, and that, upon assuming office, the Parent Designees will thereafter constitute at least a majority of the board of directors. It is currently not known which of the current directors of Salary.com would resign, if any.

List of Potential Designees

The following sets forth information with respect to the Potential Designees (including, as of September 2, 2010, name, age of the individual, business address, current principal occupation or employment and five-year employment history). Each individual set forth below is a citizen of the United States. The business address of each Potential Designee is c/o Kenexa Corporation, 650 East Swedesford Road, Wayne, PA 19087.

Troy A. Kanter	Mr. Kanter, 42, joined Parent in 1997 and has served as a member of Parent’s board of directors since May 2006 and as Parent’s President and Chief Operating Officer since November 2006. From 2003 until November 2006, Mr. Kanter served as Parent’s president, Human Capital Management. From 1997 to 2003, Mr. Kanter served as Parent’s executive vice president, sales and business development. From 1997 to 1999, he managed Parent’s HCM Consulting, Retention Services operations. From 1995 to 1997, Mr. Kanter was the president of Human Resources Innovations, Inc., a company he co-founded that provided employee survey research and consulting and which we acquired in 1997. From 1990 to 1994, Mr. Kanter was employed by The Gallup Organization, a provider of research, survey and HCM services, most recently serving as its vice president of client services. Mr. Kanter received a B.A. in corporate communications from Doane College.

Barry M. Abelson	Mr. Abelson, 63, has been a member of Parent board of directors since 2000. Since 1992, Mr. Abelson has been a partner in the law firm of Pepper Hamilton LLP, which has provided legal services to Parent since 1997. Mr. Abelson received an A.B. in sociology from Dartmouth College and a J.D. from the University of Pennsylvania Law School.

Nooruddin (Rudy) S. Karsan	Mr. Karsan, 52, co-founded Parent’s predecessor company in 1987 and has served as the chairman of Parent’s board of directors since 1997 and as Parent’s chief executive officer since 1991. Prior to that, Mr. Karsan headed marketing actuarial for the Mercantile & General Insurance Company in Toronto, Canada. Mr. Karsan received a B Math in actuarial science from the University of Waterloo. Mr. Karsan holds the designation of Fellow of the Society of Actuaries.

John A. Nies	Mr. Nies, 41, has been a member of Parent’s board of directors since 2002. Mr. Nies is a managing director of JMH Capital, a private equity firm. From 2002 to 2005, Mr. Nies served as a principal of Sage River Partners, LLC and Maplegate Holdings, LLC, private equity firms investing on behalf of individual investors. From 2001 to 2002, Mr. Nies worked for Parthenon Capital, Inc., a private equity investment firm, most recently serving as its managing director, operations, a position in which he was responsible for post-transaction performance of portfolio companies. From 1991 to 2001, Mr. Nies worked for The Parthenon Group, a management consulting firm. Mr. Nies received an A.B. in economics from Dartmouth College and an M.B.A. from Harvard Business School.

GENERAL INFORMATION CONCERNING THE COMPANY

The common stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. Each Share entitles its record holder to one vote on all matters submitted to a vote of the Company’s stockholders. As of August 31, 2010, there were 17,731,076 shares of common stock outstanding. As of the date of this Information Statement, Parent and its affiliates, including Purchaser, are not the owners of record of any Shares.

CURRENT COMPANY BOARD AND MANAGEMENT

Directors and Executive Officers

The following table sets forth information concerning our directors and executive officers. The biographical description of each director includes the specific experience, qualifications, attributes and skills that the Board of Directors would expect to consider if it were making a conclusion currently as to whether such person should serve as a director.

Name	Age	Position	Class	Term Expires	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
John F. Gregg	46	Director	I	2010		Member

Terry Temescu	63	Director	I	2010	Member		Member

Yong Zhang	42	President of Global Operations, Chief Operating Officer and Chief Technology Officer	I	2010

Paul R. Daoust	62	President and Chief Executive Officer, Director	II	2011

Robert A. Trevisani	76	Director	II	2011	Member	Chairman	Chairman

Bryce Chicoyne	41	Senior Vice President, Chief Financial Officer, Secretary and Treasurer	II	2011

William C. Martin	32	Director	II	2011		Member

Name	Age	Position	Class	Term Expires	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Edward F. McCauley	71	Director	III	2012	Chairman		Member

Kent Plunkett	47	Chairman of the Board	III	2012

John R. Sumser	55	Director	III	2012

Brent Kleiman	41	Senior Vice President, Marketing and Strategy	—	—

Teresa Shipp	48	Senior Vice President, Sales	—	—

Judy Duff	50	Senior Vice President, Product Management and Professional Services	—	—

Nicholas Camelio	39	Senior Vice President, Human Resources	—	—

Director and Executive Officer Biographies

Bryce Chicoyne has served as our Senior Vice President and Chief Financial Officer and on our Board of Directors since May 2008. From August 2004 to May 2008, Mr. Chicoyne was the Chief Financial Officer of Harvard Bioscience, Inc., a publicly traded developer and manufacturer of products for the clinical and research industries. Prior to joining Harvard Bioscience, Mr. Chicoyne served from December 2002 to August 2004 as Director of Financial Reporting with Apogent Technologies Inc. (now a subsidiary of Thermo Fisher Scientific Inc.), a developer and manufacturer of products for the clinical and research industries. Mr. Chicoyne holds a B.S. in accounting from the University of Southern New Hampshire and an M.B.A. from the F.W. Olin School of Business at Babson College. The Board of Directors believes Mr. Chicoyne’s qualifications to sit on the Board include the combination of his business and leadership experience at public companies as well as his general background in finance.

Paul R. Daoust has served as our President and Chief Executive Officer since February 2010. He has also served on our Board of Directors since November 2006. Since December 2008, Mr. Daoust has served as non-executive chairman of the board of HighRoads, Inc., a privately-held technology-enabled services company that automates the supplier management lifecycle for the human resources function of Fortune 500 companies. From February 2005 until December 2008, Mr. Daoust served as the chairman and chief executive officer of HighRoads. From August 2003 to January 2005, Mr. Daoust was President of Daoust Consulting, LLC, a provider of management consulting services to early- and mid-stage companies. From October 2000 to July 2003, Mr. Daoust was chairman of the board and chief executive officer of GRX Technologies, Inc., a privately-held software company focused on supply chain management for the commercial insurance industry. Mr. Daoust also served as executive vice president and chief operating officer of Watson Wyatt Worldwide, one of the world’s largest human resource consulting firms, from June 1993 to June 1998. He worked for Watson Wyatt for over 28 years and served on their board of directors for nine years. He also served on the board of Gevity HR, Inc., a then publicly-traded provider of comprehensive employment management solutions, until it was sold to TriNet Group Inc. in June 2009. Mr. Daoust has also served on the advisory boards of Brodeur Worldwide (part of the Omnicom Group) and LaborMetrix, Inc. Mr. Daoust holds a B.A. in Mathematics from Boston College and a Masters of Actuarial Science with distinction from the University of Michigan and he is a Fellow of the Society of Actuaries. The Board of Directors believes Mr. Daoust’s qualifications to sit on the Board include his exposure to various companies in an executive and board member capacity as well as his extensive experience at companies in the human resources and employment management fields.

John F. Gregg has served on our Board of Directors since November 2006. Mr. Gregg is the founder and Managing Director of Bluewater Ventures Ltd., a private equity firm that specializes in turnarounds and investments in the media and telecommunications sectors in Europe, the U.S. and Asia. From January 2003, when he founded Bluewater Ventures, to January 2004, Mr. Gregg acted as Chief Restructuring Officer for Cablecom GmbH, Switzerland’s largest cable operator. From 1994 to January 2003, Mr. Gregg held various senior positions at NTL Inc., a publicly-traded European broadband cable operator, including serving as Chief Financial Officer and Senior Vice President from June 1999 to January 2003. In his position as Chief Financial Officer, Mr. Gregg had primary responsibility for oversight of NTL’s successful restructuring, which was commenced upon the filing of a voluntary petition for a pre-arranged joint reorganization plan under Chapter 11 of the U.S. Bankruptcy Code on May 8, 2002 and completed on January 11, 2003. Mr. Gregg holds a B.A. from Georgetown University and an M.B.A. from Harvard Business School. The Board of Directors believes Mr. Gregg’s qualifications to sit on the Board include his broad-based experience in business and finance, including his extensive background in leadership and management.

William C. Martin has served on our Board of Directors since July 2009. Mr. Martin has served as the Chairman, Chief Investment Officer and General Partner of Raging Capital Management, LLC, a private investment partnership based in Princeton, NJ, since 2006. Since January 2010, he has been on the board of directors of SMC Indium, a privately-held company in the business of purchasing the stockpile metal indium. He is also the co-founder and has served as the principal of Indie Research, LLC since 2002 and of InsiderScore, LLC since 2004. Indie Research and InsiderScore are privately-held providers of proprietary investment research tools for individual and institutional investors. Mr. Martin also co-founded Raging Bull, a privately-held online financial media company, in 1998. From May 2000 until September 2009 Mr. Martin served as a director of Bankrate, Inc,. a publicly-traded provider of online financial information and advice. The Board of Directors believes Mr. Martin’s qualifications to sit on the Board include the insight he has gained from founding and leading an online media company as well as his extensive experience with online technology companies.

Edward F. McCauley has served on our Board of Directors and as Chairman of the Audit Committee of our Board since November 2006. Over a thirty-six year career at Deloitte & Touche until his retirement in 2001, Mr. McCauley served as Lead Audit Partner or Advisory Partner for a wide variety of Fortune 500 companies, non-profit and regulated enterprises. Mr. McCauley is a board member of Mac-Gray Corporation, a publicly-traded laundry facilities management business, and is a board member and chairman of the audit committee of Harvard Pilgrim Healthcare, Inc., a health benefits provider. Mr. McCauley holds a B.S. in Accounting from St. Joseph’s University and is a Certified Public Accountant. The Board of Directors believes Mr. McCauley’s qualifications to sit on the Board include the combination of his experience as an auditor and his leadership experience in business and his experience as an audit committee member of a public company.

Kent Plunkett founded Salary.com and has served as our Chairman since 1999. Mr. Plunkett also served as our President and Chief Executive Officer from 1999 until February 2010. Prior to founding Salary.com, Mr. Plunkett was chief executive officer of Bumblebee Technologies Inc., a privately-held career software publisher, from 1996 through 1999, held a leadership role at InfoSpace, Inc., a privately-held online content syndication company, including online white and yellow pages, private-label search and mobile entertainment, in 1996 and Director of Business Development for Pro CD, Inc., a privately-held CD-ROM electronic directory publisher of white pages, yellow pages and mapping content, from 1995 through 1996. Mr. Plunkett holds an A.B. degree from Georgetown University and an M.B.A. from the Harvard Business School and is a Certified Compensation Professional. The Board of Directors believes Mr. Plunkett’s qualifications to sit on the Board include the knowledge he has gained as our founder and leader as well as his experience with software technology companies.

John Sumser rejoined our Board of Directors in November 2006, having previously served as a member of our Board from October 2001 to September 2003. In 2007, Mr. Sumser founded Two Color Hat, Inc. dba Recruiting Roadshow™, a privately-held human resources education and events company. Mr. Sumser was also the founder of IBN: interbiznet.com, a privately-held leading source of analysis for the electronic recruiting industry, where he served as President through 2007. Through John Sumser Consulting, Mr. Sumser also provides consulting services regarding business strategy and development to companies in the human resources industry. Mr. Sumser is the author of the Recruiters’ Internet Survival Guide, the Electronic Recruiting Indices

and the daily Electronic Recruiting News. Mr. Sumser holds a B.A. from the Catholic University of America. The Board of Directors believes Mr. Sumser’s qualifications to sit on the Board include his experience as a founder and executive of a multiple human resource companies and his extensive background in consulting and research in the human resource industry.

Terry Temescu has served on our Board of Directors since June 2000, having previously served as Acting Chief Financial Officer in 2000. Mr. Temescu has served as the Senior Partner of Iron Leaf, a privately-held growth capital investment company since March 2007 and as Chief Executive Officer at Tanager Holdings, Ltd., privately-held foreign investment firm since 2009. Mr. Temescu was also the founding partner of Lyric Capital, a privately-held private equity investment firm, which was formed in 1998, and served as its Senior Partner until 2008. Prior to that, he was an investment banker at Goldman Sachs and Smith Barney, and served as Chief Operating Officer and Chief Financial Officer of Concord General Corp. a privately-held diversified financial services company. Mr. Temescu holds a B.S. degree from the State University of New York and an M.B.A. from Cornell University. The Board of Directors believes Mr. Temescu’s qualifications to sit on the Board include his extensive experience in business and finance for various companies at different growth stages.

Robert A. Trevisani has served on our Board of Directors since December 2005. Since December 2005, Mr. Trevisani has served as President of Southern Cay Consulting, a private consulting firm. From 2003 up to his retirement in June 2006, Mr. Trevisani was Of Counsel at Gadsby Hannah LLP and from 1967 to 2003, he was a partner at that law firm. From 2002 to 2004, Mr. Trevisani was a board member of Computer Horizons Corp., a publicly-traded information technology staffing and services firm that also provides temporary employee management software solutions. From 2000 to 2002, Mr. Trevisani was Chairman of the Legal Practice Section of the International Bar Association. Mr. Trevisani is a board member of SuperTel Network Communications, Inc., a privately-held telecommunications company, and its affiliated companies. Mr. Trevisani is also currently President and a Trustee of the Commonwealth Charitable Fund, a Trustee of the Institute for Experimental Psychology at the University of Pennsylvania and a member of the Board of Overseers of Boston College Law School. Mr. Trevisani is a past member of the faculty at Boston College Law School and the Boston University School of Law and was a Trustee of Mount Ida College from 1990 to 2005. Mr. Trevisani holds an A.B. from Boston College, a J.D. from Boston College Law School and an L.L.M. in Taxation from New York University Graduate School of Law. The Board of Directors believes Mr. Trevisani’s qualifications to sit on the Board include his business experience at a public information technology company and his background in the legal and consulting fields.

Yong Zhang has served as our Chief Technology Officer since April 2000 and as our Executive Vice President and Chief Operating Officer since June 2006. He has also served as our President of Global Operations since June 2009. Mr. Zhang has been a member of our Board of Directors since December 2004. Since December 2006, Mr. Zhang has also served as the Chief Executive Officer and President of our Chinese subsidiary, Salary.com China, Ltd. Prior to joining Salary.com, Mr. Zhang held various technical leadership and project management positions at privately-held software and healthcare companies, including Iconomy.com, a pioneer of private-label e-commerce solutions, Smart Route System, a traveler information company, and Center for Health and Human Services, Inc., and served as consultant for Aerovox, Inc., a publicly-held capacitor manufacturer. Mr. Zhang holds a B.S. in Physics from Shanghai University of Science and Technology, an M.B.A. from Cornell University and an M.S. in Electrical Engineering as well as an M.S. in Physics from University of Massachusetts at Dartmouth. Mr. Zhang is a Certified Compensation Professional and a Global Remuneration Professional. The Board of Directors believes Mr. Zhang’s qualifications to sit on the Board include his extensive experience with technology companies and his science and technology-based education, combined with his expertise in the compensation field.

Teresa A. Shipp has served as our Senior Vice President of Sales since May 2003 and served as our Corporate Controller from November 2002 until August 2004. From November 2001 until September 2002, Ms. Shipp was International Finance Manager for LoJack Corporation, a publicly-held provider of vehicle recovery systems. Ms. Shipp holds a B.S. in Electrical Engineering from the University of Notre Dame and an

M.B.A. from the Harvard Business School and is a Certified Public Accountant, a Certified Compensation Professional and a Global Remuneration Professional.

Nicholas Camelio has served as our Senior Vice President of Human Resources since June 2007. From January 2005 until February 2007, Mr. Camelio was the vice president of human resources of BrassRing Inc. (acquired by Parent), a leading provider in human capital management, offering enterprise software and outsourced recruitment services to Fortune 500 companies and from February 2007 through June 2007, Mr. Camelio served as an independent consultant within the Human Resources industry. Mr. Camelio spent June 1998 through January 2005 in leadership positions, including head of human resources for the Northeast Region of Vignette Corporation, an enterprise software company and senior human resources positions at IBM and Lotus Development Corporation. Mr. Camelio holds a B.A. in human resource management from Bentley University and is a Certified Compensation Professional, a Global Remuneration Professional and a Certified Human Capital Strategist.

Judy Duff has served as our Senior Vice President of Product Management and Professional Services since February 2008. From December 2002 until February 2008, Ms. Duff was Vice President of Product Management & Strategy at BrassRing Inc. (acquired by Parent). From December 1999 through December 2002, Ms. Duff held positions as Director of Product Management at Curl Corporation, an internet application platform provider, and from August 1987 through December 1999 she held the position of Senior Program Manager at Lotus Development Corporation (acquired by IBM), a software development company. Ms. Duff holds a B.A. in computer science from Dickinson College and an M.B.A. from Boston University. Ms. Duff is a Certified Compensation Professional.

Brent Kleiman has served as our Senior Vice President, Marketing since July 2009 and previously served as our Vice President of Marketing and General Manager, Small Business from November 2007 until July 2009. From December 2003 through October 2007, Mr. Kleiman held various executive roles at Deploy Solutions, Inc. (acquired by Kronos, Inc.), a leading provider of recruiting and hiring software and services. Mr. Kleiman spent August 1996 through December 2003 in leadership positions, including president and chief executive officer, at Humetrics, a company specializing in hourly employee hiring automation, which was acquired by Deploy Solutions, Inc. in 2003. Mr. Kleiman holds a B.A. in Business with a concentration in Finance and Marketing from the University of Texas at Austin and an M.B.A. from the Harvard Business School.

There are no material proceedings in which any director or officer of the Company is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

There are no family relationships among the directors and executive officers of the Company.

Board Leadership Structure and Role in Risk Oversight

The roles of Chairman of the Board of Directors and Chief Executive Officer of the Company are separated. Mr. Paul Daoust is the Company’s President and Chief Executive Officer, while our Board is led by our Chairman, Mr. Kent Plunkett. Mr. Plunkett is our former President and Chief Executive Officer and has significant experience in our industry and with our company which provides our Board with significant leadership advantages. We have also established an independent director position in order to assure that our independent directors have a strong voice in the leadership of our Board. We have appointed Mr. Trevisani as our lead independent director, and Mr. Trevisani has the principal responsibility for leading meetings of our independent directors. We believe that this structure provides our Board with the greatest depth of leadership and experience, while also providing balance for the direction of our company.

The Board of Directors plays an important role in risk oversight at Salary.com through direct decision-making authority with respect to significant matters as well as through the oversight of management by the Board of Directors and its committees. In particular, the Board of Directors administers its risk oversight function through (1) the review and discussion of regular periodic reports to the Board of Directors and its committees on topics relating to the risks that Salary.com faces, (2) the required approval by the Board of Directors (or a committee of the Board of Directors) of significant transactions and other decisions, (3) the direct oversight of specific areas of Salary.com’s business by the Audit, Compensation and Nominating and Corporate Governance Committees, and (4) regular periodic reports from the auditors and other outside consultants regarding various areas of potential risk, including, among others, those relating to the our internal control over financial reporting. The Board of Directors also relies on management to bring significant matters affecting Salary.com to the attention of the Board of Directors.

Pursuant to the Audit Committee’s charter, the Audit Committee is responsible for reviewing and discussing with management, internal auditors and our independent accountants, our system of internal control, financial and critical accounting practices, and policies relating to risk assessment and management. As part of this process, the Audit Committee discusses our major financial risk exposures and steps that management has taken to monitor and control such exposure. In addition the Audit Committee has established procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submissions by employees of concerns regarding questionable accounting or accounting matters.

Because of the role of the Board of Directors and the Audit Committee in risk oversight, the Board of Directors believes that any leadership structure that it adopts must allow it to effectively oversee the management of the risks relating to our operations. The Board of Directors acknowledges that there are different leadership structures that could allow it to effectively oversee the management of the risks relating to our operations and believes our current leadership structure enables us to effectively provide oversight with respect to such risks.

The Board of Directors and its Committees

Board Committees

Our by-laws authorize our Board of Directors to appoint among its members one or more committees, each consisting of one or more directors. Our Board of Directors has established three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The composition and functioning of all of our committees complies with the rules of the SEC and the Nasdaq Capital Market that are currently applicable to us and we intend to comply with additional requirements to the extent that they become applicable to us.

Audit Committee

Edward McCauley, Terry Temescu and Robert Trevisani currently serve on the Audit Committee, and each of them served on the Audit Committee throughout 2010. Mr. McCauley serves as the Chairman of the Audit Committee. The Audit Committee’s responsibilities include, but are not limited to:

•	appointing, approving the compensation of, and assessing the independence of our independent auditor;

•	overseeing the work of our independent auditor, including through the receipt and consideration of certain reports from the independent auditor;

•	resolving disagreements between management and our independent auditor;

•	pre-approving all auditing and permissible non-audit services (except de minimis non-audit services), and the terms of such services, to be provided by our independent auditor;

•	reviewing and discussing with management and the independent auditors our annual and quarterly financial statements and related disclosures;

•	coordinating the oversight of our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	discussing our risk management policies;

•	establishing policies regarding hiring employees from the independent auditor and procedures for the receipt and retention of accounting related complaints and concerns;

•	reviewing and approving related party transactions and establishing policies to facilitate such review;

•	meeting independently with our independent auditors and management; and

•	preparing the audit committee report required by SEC rules to be included in our proxy statements.

All of the members of the Audit Committee are “independent” under the applicable rules of the Nasdaq Capital Market and the SEC. The Board of Directors has determined that Mr. McCauley is an “audit committee financial expert” as defined under the rules of the SEC.

Compensation Committee

William Martin, John Gregg and Robert Trevisani currently serve on our Compensation Committee. Mr. Gregg joined our Compensation Committee in April 2009, replacing John Sumser who served on our Compensation Committee from October 2008 through April 2009. Mr. Martin joined our Compensation Committee in February 2010, replacing Paul Daoust who served on our Compensation Committee since our IPO in 2007 through February 2010. Mr. Trevisani served on our Compensation Committee throughout fiscal 2010 and serves as the Chairman of our Compensation Committee. Our Compensation Committee’s responsibilities include, but are not limited to:

•	annually reviewing and approving corporate goals and objectives relevant to the compensation of our President and Chief Executive Officer;

•	evaluating the performance of our President and Chief Executive Officer in light of such corporate goals and objectives and determining the compensation of our President and Chief Executive Officer;

•	overseeing the compensation of our other executive officers;

•	overseeing an evaluation of our senior executives;

•	overseeing and administering our incentive-based compensation plans and equity-based compensation plans; and

•	reviewing and making recommendations to the board with respect to director compensation.

All of the members of our Compensation Committee are “independent” under the applicable rules of the Nasdaq Capital Market and the SEC.

Nominating and Corporate Governance Committee

Edward McCauley, Terry Temescu and Robert Trevisani currently serve on the Nominating and Corporate Governance Committee. Mr. McCauley joined the Nominating and Corporate Governance Committee in February 2010, replacing Paul Daoust who served on the Nominating and Corporate Governance Committee since our IPO in 2007 through February 2010. Messrs Temescu and Trevisani served on the Nominating and

Corporate Governance Committee throughout fiscal 2010. Mr. Trevisani serves as the Chairman of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee’s responsibilities include, but are not limited to:

•	developing and recommending to the board criteria for board and committee membership;

•	establishing procedures for identifying and evaluating director candidates including nominees recommended by stockholders;

•	identifying individuals qualified to become board members;

•	establishing procedures for stockholders to submit recommendations for director candidates;

•	recommending to the board the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to the board a set of corporate governance guidelines;

•	serving as the Qualified Legal Compliance Committee in accordance with Section 307 of the Sarbanes-Oxley Act of 2002; and

•	overseeing the evaluation of the board and management.

All of the members of the Nominating and Corporate Governance Committee are “independent” under the applicable rules of the Nasdaq Capital Market and the SEC.

Our Board of Directors has adopted charters for the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee describing the authority and responsibilities delegated to each committee by the Board of Directors. Our Board of Directors also has adopted Corporate Governance Guidelines, a Code of Business Conduct and Ethics and Audit Committee Complaint Procedures. We post on our website, at investor.salary.com/governance.cfm, the charters of our committees and our Corporate Governance Guidelines, Code of Business Conduct and Ethics and Audit Committee Complaint Procedures. These documents are also available in print to any stockholder requesting a copy in writing from our Corporate Secretary at our executive offices set forth in this Information Statement. We intend to disclose any amendments to or waivers of a provision of our Code of Business Conduct and Ethics made with respect to our directors or executive officers on our website. The information on our website is not part of this Information Statement.

Process for Recommending Candidates for Election to the Board of Directors

The Nominating and Corporate Governance Committee is responsible for, among other things, determining the criteria for membership on the Board of Directors, annually reassessing the adequacy of such criteria and submitting any proposed changes to the Board for approval, recommending candidates for election to the Board of Directors, and reviewing the composition and size of the Board in order to ensure that the Board is comprised of members possessing the proper expertise, skills, attributes and personal and professional backgrounds for service as a director of Salary.com.

It is the policy of the Nominating and Corporate Governance Committee to consider recommendations for candidates to the Board of Directors from stockholders. Stockholder recommendations for candidates to the Board of Directors must be directed in writing to the Corporate Secretary of the Company at our principal executive offices at 160 Gould Street, Needham, Massachusetts 02494 by U.S. mail or facsimile, and must include evidence of the recommending stockholder’s ownership of our stock, the candidate’s name, age, business and residential address, educational background, current principal occupation or employment, and principal occupation or employment for the preceding five full fiscal years of the proposed director candidate, a description of the qualifications and background of the proposed director candidate which addresses the minimum qualifications and other criteria for Board membership approved by the Board, a description of all arrangements or understandings between the recommending stockholder and the proposed director candidate, the consent of the proposed director candidate (i) to be named in the proxy statement relating to our annual meeting of stockholders and (ii) to serve as a director if elected at such annual meeting, and any other information regarding the proposed director candidate that is required to be included in a proxy statement filed pursuant to the rules of the SEC.

The Nominating and Corporate Governance Committee’s general criteria and process for evaluating and identifying the candidates that it selects, or recommends to the full Board of Directors for selection, as director nominees, are as follows:

•

The Nominating and Corporate Governance Committee may solicit recommendations from any or all of the following sources: non-management directors, the President and Chief Executive Officer, other executive officers, third-party search firms, or any other source it deems appropriate.

•	The Nominating and Corporate Governance Committee will review and evaluate the qualifications of any such proposed director candidate, and conduct inquiries it deems appropriate.

•

The Nominating and Corporate Governance Committee will evaluate all such proposed director candidates in the same manner, with no regard to the source of the initial recommendation of such proposed director candidate.

•

In identifying and evaluating proposed director candidates, the Nominating Committee may consider, in addition to the minimum qualifications and other criteria for Board membership approved by the Board from time to time, all facts and circumstances that it deems appropriate or advisable, including, among other things, the skills of the proposed director candidate, his or her depth and breadth of business experience or other background characteristics, his or her independence and the needs of the Board.

Contacting the Board of Directors

Any stockholder who desires to contact our Chairman of the Board or the other members of our Board of Directors may do so by writing to the Corporate Secretary at our principal executive offices at 160 Gould Street, Needham, Massachusetts 02494. Communications received will be distributed to the Chairman of the Board or the other members of the Board of Directors as appropriate depending on the facts and circumstances outlined in the communication received.

Board and Committee Meetings

Our Board of Directors held a total of eight meetings during the fiscal year ended March 31, 2010. During the fiscal year ended March 31, 2010, the Audit Committee held a total of six meetings, the Compensation Committee held a total of eight meetings, and the Nominating and Corporate Governance Committee held three meetings. During fiscal 2010, no director attended fewer than 75% of the aggregate of (i) the total number of meetings of our Board of Directors, and (ii) the total number of meetings held by all Committees of our Board of Directors on which he was a member. We encourage each of our directors to attend the annual meeting of stockholders. All of our directors attended the 2009 annual meeting of stockholders.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee. None of the current members of our Compensation Committee has ever been an employee of Salary.com.

During fiscal 2010, none of our executive officers served as: (i) a member of the compensation committee (or other committee of the board of directors performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on our Compensation Committee; (ii) a director of another entity, one of whose executive officers served on our Compensation Committee; or (iii) a member of the compensation committee (or other committee of the board of directors performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as one of our directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Certain Relationships

Other than the transactions described under the heading “Executive Compensation” below (or with respect to which information is omitted in accordance with SEC regulations) and the transactions described herein, since April 1, 2007, there have not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a participant in which the amount involved exceeded or will exceed $120,000 and in which any director, executive officer, holder of 5% or more of any class of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

Indemnification Agreements

We have entered into indemnification agreements with each of our executive officers and directors. Those indemnification agreements require us to indemnify these individuals to the fullest extent permitted by Delaware law. In addition, we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances.

Procedures for Approval of Related Person Transactions

The Board of Directors has adopted a Related Person Transaction Approval Policy for the review, approval or ratification of any related person transaction. This written policy provides that all potential transactions with related persons must be brought to the attention of the Chief Compliance Officer, who makes a determination as to whether the approval of the Audit Committee is required for such transaction. If approval is required, the terms of the proposed transaction and the material facts relating to transaction are presented to the Audit Committee for its consideration and approval. If pre-approval of any related party transaction is not practicable, the Audit Committee is required to consider and, if it deems appropriate, ratify such transaction at its next meeting. Any director who has an interest in a related party transaction being considered by the Audit Committee or the Board of Directors is required to recuse himself from all discussions relating to the transaction that may create a potential conflict and to recuse himself from any vote on the matter.

The Audit Committee has pre-approved certain related party transactions, such as commercial transactions with companies in which a related party holds less than 10% of such company’s shares, charitable contributions, transactions with related parties in their capacities as stockholders where all stockholders are receiving equivalent treatment and transactions with passive institutional investors that are on arm’s length terms. These pre-approved transactions do not need to be approved or ratified by the Audit Committee, however, the Chief Compliance Officer is required to provide regular reports to the Audit Committee of any pre-approved related party transactions entered into by us.

The term “related person transaction” under our policy refers to (1) any transaction in which we are a participant and any of our directors, executive officers or security holders known to beneficially own more than 5% of our common stock (or any the immediate family members or affiliates of such persons) has a direct or indirect material interest, (2) any transaction otherwise required to be disclosed by us pursuant to Item 404 of

Regulation S-K (or any successor provision) promulgated by the SEC or (3) any transaction which would require us to obtain stockholder approval under Rule 5635(a) of the Nasdaq Marketplace Rules, except that “related party transactions” do not include compensation or employment arrangements that we disclose in our proxy statement (or, if the related person is an executive officer, that we would disclose if such person was a named executive officer).

Director Independence

Our Board of Directors has determined, after considering all the relevant facts and circumstances, that each of Messrs Gregg, Martin, McCauley, Sumser, Temescu and Trevisani are independent directors, as “independence” is defined in the SEC and Nasdaq Marketplace Rules, because they have no relationship with us that would interfere with their exercise of independent judgment. Our independent directors have designated Mr. Trevisani as our “lead” independent director for presiding over executive sessions of the Board of Directors without management. Our Board of Directors meets in executive session after each regularly scheduled Board meeting.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial Ownership of Principal Stockholders, Directors and Officers

The following table sets forth certain information regarding the beneficial ownership of our common stock on August 27, 2010 by (1) each director and named executive officer of our Company, (2) all directors and executive officers of our Company as a group, and (3) each person known by us to own more than 5% of our common stock.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or will become exercisable within 60 days after August 27, 2010, are deemed outstanding, while the shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting or investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Ownership calculations below are based on 17,555,300 shares outstanding as of August 27, 2010.

Name and Address of Beneficial Owner(1)	Shares Beneficially Owned	Percent of Common Stock Outstanding
5% Stockholders
T. Rowe Price Associates, Inc.(2)	1,401,700	8.0
Kinderhook Partners, LP(3)	1,121,323	6.4
Lake Union Capital Management, LLC(4)	1,285,844	7.3
Raging Capital Management, LLC(5)	1,545,376	8.8
J. Carlo Cannell(6)	695,300	4.0
Gregory Kent Plunkett and Julianne Pemberton 2005 Gifting Trust(7)	896,000	5.1
Columbia Pacific Opportunity Fund, L.P.(8)	907,031	5.2

Non-Employee Directors
John F. Gregg(9)	176,246	1.0
William C. Martin(10)	1,616,295	9.2
Edward F. McCauley(11)	100,741	*
John R. Sumser(12)	66,612	*
Terry Temescu(13)	36,961	*
Robert A. Trevisani(14)	85,256	*
Named Executive Officers
Paul Daoust(15)	95,551	*
Kent Plunkett(16)	2,997,378	16.6
Bryce Chicoyne	56,772	*
Yong Zhang(17)	313,001	1.8
Teresa A. Shipp(18)	195,275	1.1
Brent Kleiman	39,237	*
All directors and officers as a group (12 persons)(19)	5,779,325	31.6

* Less than 1% of the outstanding shares of common stock.

(1) Unless otherwise indicated in the table, the address for each listed person is c/o Salary.com, Inc., 160 Gould Street, Needham, Massachusetts 02494.

(2) T. Rowe Price Associates Inc. filed an amended Schedule 13G on February 12, 2010 on behalf of itself and T. Rowe Price New Horizons Fund Inc., a registered investment company. According to the report, T. Rowe Price Associates, Inc. has sole voting power with respect to 170,800 of these shares and sole dispositive power as to all of the shares and T. Rowe Price New Horizons Fund Inc. has sole voting power with respect to 1,200,000 of these shares and no dispositive power with respect to any of these shares. The address of each of these reporting persons is 100 E. Pratt Street, Baltimore, MD 21202.

(3) Kinderhook Partners, LP filed a Schedule 13G on February 9, 2010 on behalf of itself, its general partners, Kinderhook GP, LLC, and the co-managing members of the general partner, Tushar Shah and Stephen J. Clearman. According to this report, each of Kinderhook Partners, LP, Kinderhook GP, LLC and Messrs Shah and Clearman has shared voting and dispositive power with respect to all of these shares. The address of each of these reporting persons is 1 Executive Drive, Suite 160, Fort Lee, NJ 07024.

(4) Lake Union Capital Management, LLC filed an amended Schedule 13G on August 4, 2010 on behalf of itself, Lake Union Capital Fund, LP and their managing member, Michael Self. According to this report, Lake Union Capital Management, LLC, Lake Union Capital Fund, LP and Michael Self each has shared voting and dispositive power with respect to all of these shares. The address of each of these reporting persons is 600 University Street, Suite 1520, Seattle, Washington 98101.

(5) Raging Capital Management, LLC filed an amended Schedule 13D on September 10, 2009 on behalf of itself, Raging Capital Fund, LP, Raging Capital Fund (QP), LP and William C. Martin. According to this report, Raging Capital Management, LLC has shared voting and dispositive power with respect all of these shares, Raging Capital Fund, LP has shared voting and dispositive power with respect to 842,230 of these shares and Raging Capital Fund (QP), LP has shared voting and dispositive power with respect to 703,146 of these shares. The address of each of these reporting persons is 254 Witherspoon Street, Princeton, NJ 08542.

(6) The address of J. Carlo Cannell is P.O. Box 3459, 240 E. Deloney Ave., Jackson, WY 83001. J. Carlo Cannell has sole voting and dispositive power with respect to all of these shares. This information has been obtained from a Schedule 13D filed by J. Carlo Cannell with the Securities and Exchange Commission on September 9, 2009.

(7) The address of the trust is Christopher L. Plunkett, Trustee, c/o Christopher L. Plunkett P.C., 265 Essex Street, Salem, Massachusetts 01970. Does not include 2,997,378 shares beneficially owned by Kent Plunkett. Christopher L. Plunkett, the trustee of the Gregory Kent Plunkett and Julianne Pemberton 2005 Gifting Trust, has sole voting and dispositive power over the securities held by the trust.

(8) Columbia Pacific Opportunity Fund, L.P. filed a Schedule 13G on August 26, 2010 on behalf of itself, Columbia Pacific Advisors, LLC, Alexander B. Washburn, Daniel R. Baty, Stanley L. Baty, and Brandon D. Baty. According to this report, Columbia Pacific Advisors, LLC has sole voting and dispositive power with respect to all of these shares. This address of each of these reporting persons is 1910 Fairview Avenue East, Suite 500, Seattle, Washington 98102.

(9) Includes 16,865 shares issuable upon the exercise of options or settlement of restricted stock units that vest within 60 days of August 27, 2010.

(10) Includes 1,545,376 shares beneficially owned by Raging Capital Management, LLC, with respect to which Mr. Martin has shared voting and dispositive power. Also includes 6,800 shares of common stock held in accounts for the benefit of Mr. Martin’s children under the Uniform Gifts to Minors Act, of which Mr. Martin is the custodian. Includes 3,425 shares issuable upon the settlement of restricted stock units that vest within 60 days of August 27, 2010.

(11) Includes 3,425 shares issuable upon the settlement of restricted stock units that vest within 60 days of August 27, 2010.

(12) Includes 16,865 shares issuable upon the exercise of options or settlement of restricted stock units that vest within 60 days of August 27, 2010.

(13) Includes 12,464 shares issuable upon the exercise of options or settlement of restricted stock units that vest within 60 days of August 27, 2010.

(14) Includes 23,025 shares issuable upon the exercise of options or settlement of restricted stock units that vest within 60 days of August 27, 2010.

(15) Includes 22,436 shares issuable upon the exercise of options that are exercisable within 60 days of August 27, 2010.

(16) Does not include 17,920 shares held by Julianne Pemberton, Mr. Plunkett’s spouse, or 896,000 shares held by the Gregory Kent Plunkett and Julianne Pemberton 2005 Gifting Trust, over which Mr. Plunkett does not have voting or dispositive power. Includes 539,586 shares issuable to Mr. Plunkett upon the exercise of options or settlement of restricted stock units that vest within 60 days of August 27, 2010.

(17) Includes 51,200 shares issuable upon the exercise of options that are exercisable within 60 days of August 27, 2010.

(18) Does not include 35,000 shares held by Mrs. Shipp’s spouse. Includes 22,426 shares issuable upon the exercise of options that are exercisable within 60 days of August 27, 2010.

(19) Includes 687,742 shares of common stock issuable upon exercise of options that are exercisable within 60 days of August 27, 2010 and 23,975 shares of common stock issuable upon settlement of restricted stock units that vest within 60 days of August 27, 2010.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, officers, and persons that own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Our officers, directors and 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. We prepare Section 16(a) forms on behalf of our directors and officers based on the information provided by them.

Based solely on review of this information, we believe that, during the fiscal year ended March 31, 2010, no reporting person failed to file the forms required by Section 16(a) of the Exchange Act on a timely basis, except for the following: (1) Forms 4 for Bryce Chicoyne and Yong Zhang to report payment of tax liability by withholding securities incident to the vesting of restricted stock issued in accordance with Rule 16b-3 on May 15, 2009, which were filed on July 20, 2009, (2) Forms 4 for Yong Zhang, Brent Kleiman, Teresa Shipp and Bryce Chicoyne to report payment of tax liability by withholding securities incident to the vesting of restricted stock issued in accordance with Rule 16b-3 on November 15, 2009, which were filed on November 18, 2009, (3) Forms 4 for Teresa Shipp to report payment of tax by withholding securities incident to the vesting of restricted stock issued in accordance with Rule 16b-3 on February 15, 2010 and to report an option exercise pursuant to Rule 16b-3 on March 9, 2010, each of which was reported on a Form 5 filed on May 17, 2010, (4) a Form 4 for Yong Zhang to report payment of tax by withholding securities incident to the vesting of restricted stock issued in accordance with Rule 16b-3 on February 15, 2010, which was reported on a Form 5 filed on May 17, 2010, (5) a Form 4 for Yong Zhang to report the issuance of restricted stock units pursuant to Rule 16b-3 on September 2, 2009, which was filed on July 29, 2010, (6) a Form 4 for Brent Kleiman to report payment of tax by withholding securities incident to the vesting of restricted stock issued in accordance with Rule 16b-3 on September 2, 2009, which was reported on a Form 4 filed on July 29, 2010 and (7) a Form 4 for Kent Plunkett to report payment of tax liability by withholding securities incident to the vesting of restricted stock issued in accordance with Rule 16b-3 on February 20, 2010, which was reported on a Form 4 filed on July 29, 2010.

DIRECTOR COMPENSATION AND OTHER INFORMATION

During the period from April 1, 2009 to March 31, 2010, we paid each non-employee director a fee of $1,000 per Board or committee meeting attended or for each meeting in which the director participated by telephone. For fiscal 2010, each non-employee director also received an annual retainer of $40,000 paid in cash as well as an annual equity award of $30,000 paid in Salary.com restricted stock issued in October 2009. In addition, committee chairmen and members received the following retainers, also paid in cash: Audit Committee chairman, $30,000; Compensation Committee chairman, $15,000; Nominating and Corporate Governance Committee chairman, $10,000; committee member, $5,000. Our Compensation Committee may alter the form and mix of compensation to be paid to any director upon good cause shown.

We reimburse our directors for reasonable travel and other expenses incurred in connection with attending meetings of the Board of Directors. Employees who also serve as directors receive no additional compensation for their services as a director.

Director Compensation Table 2010

The following table details the compensation earned by our non-employee directors in the fiscal year ended March 31, 2010:

Name	Fees Earned or Paid in Cash(1)	Stock Awards(2)	Option Awards(3)	Total
	($)	($)	($)	($)
John F. Gregg	56,500	19,140	—	75,640
William C. Martin	36,000	14,355	—	50,355
Edward F. McCauley	92,500	19,140	—	111,640
John R. Sumser	51,000	19,140	—	70,140
Terry Temescu	58,500	19,140	—	77,640
Robert A. Trevisani	95,000	19,140	—	114,140

(1) Amounts include cash payments made in July 2010 for fiscal 2009 meeting fees as follows:

John F. Gregg	4,000
Edward F. McCauley	10,500
John R. Sumser	5,000
Robert A. Trevisani	9,500

(2) These amounts represent the aggregate grant date fair value of restricted stock unit awards in the year in which the grant was made. The assumptions we used for calculating the grant date fair value are set forth in Note 9 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended March 31, 2010, which was filed with the SEC on June 29, 2010. These amounts do not represent the actual amounts paid to or realized by the director for these awards during fiscal year 2010. The value as of the grant date for restricted stock unit awards is recognized over the number of days of service required for the grant to become vested.

(3) As of March 31, 2010, the aggregate number of shares underlying options outstanding for each of our non-employee directors was:

Name	Aggregate Number of Shares
John F. Gregg	13,440
William C. Martin	—
Edward F. McCauley	—
John R. Sumser	13,440
Terry Temescu	9,039
Robert A. Trevisani	19,600

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of Compensation Philosophy and Objectives

As a provider of software as a service (SaaS) compensation and talent management solutions, our long-term success depends on our ability to create, develop and market our products and services and to continue to build on the functionality of our products to address the requirements of our customers and future clients. To achieve these goals, it is critical that we be able to attract, motivate and retain highly talented individuals at all levels of the organization who are committed to Salary.com’s core values.

Our compensation philosophy is to provide a highly competitive, flexible, market-based total compensation program to attract, motivate, and retain our most valuable resources: our people. Our compensation programs reflect a pay-for-performance strategy, reinforced with competitive pay-to-market data. Our executive compensation program is intended to:

•	Encourage achievement of overall financial results and individual contributions by executive officers and other employees;

•	Align the interests of our employees with the interests of our stockholders, to promote short and long-term growth of our business;

•	Attract, retain, and reward highly qualified named executive officers who create value for our stockholders; and

•	Reinforce our pay-for-performance strategy and our results driven culture that rewards individual, team, and corporate success.

For purposes of this document, the President and Chief Executive Officer, the Chief Financial Officer, as well as the other named executive officers named in the Summary Compensation Table below, will be referred to as the “named executive officers.”

We believe that compensation should be based on job responsibility, company performance, and individual performance. In addition, compensation should reflect the value of the job in the marketplace. In order to attract and retain highly skilled employees, we must remain competitive with the pay of other employers who compete with us for talent.

Our Compensation Committee is responsible for developing and approving our compensation program for our named executive officers and our other officers. In addition, our Compensation Committee administers our equity-based plan and oversees such other benefit plans as we may from time to time maintain.

Our Compensation Committee is composed of three non-employee directors, Robert Trevisani, William Martin, and John Gregg.

Role of the Compensation Committee

Our Compensation Committee is generally delegated the responsibility for determining the compensation of our President and Chief Executive Officer and other named executive officers. Each member of the Committee is appointed by the Board and has been determined by the Board to be an independent director under applicable Nasdaq marketplace rules and a non-employee director under Section 16 of the Securities Exchange Act of 1934.

Our Compensation Committee ensures that all plans, policies, and practices utilized are consistent with our compensation philosophy and maintains an ongoing awareness of regulatory developments pertaining to the organization’s compensation and benefits programs. In addition, our Compensation Committee is generally responsible for reviewing the performance and approving the compensation of our President and Chief Executive Officer and our other named executive officers.

In connection with the engagement of Paul Daoust as our President and Chief Executive Officer, our Board of Directors delegated the authority for determining Mr. Daoust’s initial compensation to a special committee. Robert Trevisani and Edward McCauley were appointed by the Board to serve on this special committee because of their extensive involvement in the Separation Agreement with Mr. Plunkett. See “Employment Agreements and Severance and Change in Control Agreements” below. The Board determined that each of Messrs Trevisani and McCauley is an independent director under applicable Nasdaq marketplace rules and a non-employee director under Section 16 of the Securities Exchange Act of 1934. This special committee employed the same methodologies and considered the same factors as our Compensation Committee used in determining the compensation of our other named executive officers for fiscal 2010, as described in more detail below, except that extensive consideration was given to Mr. Daoust’s critical role in transitioning and maintaining our operations until a permanent chief executive officer could be engaged. After an agreement with Mr. Daoust was completed in the first quarter of fiscal 2011, this special committee was disbanded and our Compensation Committee has responsibility for determining the compensation of our President and Chief Executive Officer going forward.

Our executive compensation program is designed to reward named executive officers for achieving our strategic goals and to align the interests of our named executive officers with those of our stockholders. This philosophy is reflected in an executive compensation program that is generally comprised of three elements: (a) base salary, which is determined on the basis of the individual’s position and responsibilities with our company; (b) annual bonus incentive awards payable in cash or stock and tied to our achievement of corporate-level financial and non-financial objectives; and (c) long-term equity incentive awards, which includes the issuance of restricted stock awards and/or stock unit awards that create alignment between executive compensation and our stockholders’ interest in building fundamental value in our company and our stock price.

The Compensation Committee’s Processes

Our Compensation Committee utilizes different processes to assist it in ensuring that our executive compensation program is achieving its objectives. Among those are:

•

Industry Comparison. Our Compensation Committee establishes total compensation levels for executives that it believes are competitive with industry compensation practices. The Committee has selected a group of publicly-traded peer companies on the basis of company size, fiscal and business model similarities with Salary.com, as well as peer companies who compete in the SaaS compensation, talent management and payroll/HRM markets. Our peer group is limited to publicly-traded companies that were cash-flow positive and that, as of our first quarter of fiscal 2010, had revenue between $25 million and $100 million, a market capitalization between $40 million and $500 million and between 200 and 1,200 full-time employees. For fiscal 2010, our peer group included the following companies:

Concur Technologies, Inc.	DemandTec	Saba Software, Inc.	Unica Corp
Chordiant Software	Callidus Software, Inc.	Kenexa Corp.	Knot Inc.
Liveperson, Inc.	Online Resources Corp	Rightnow Technologies, Inc.	Spark Networks PLC
Sumtotal Systems, Inc.	Taleo Corp	TheStreet.com	Vocus, Inc.
Ultimate Software Group, Inc.	Constant Contact, Inc.	Dice Holdings, Inc.	TechTarget.com, Inc.

The Committee also analyzes general market compensation practices, using a variety of survey sources available, including our own proprietary market survey data.

•

Assessment of Company Performance. The Compensation Committee uses several company performance measures in establishing compensation practices. In fiscal 2010, the Compensation Committee considered measures of company performance, including bookings, cash flow from operations and growth in revenue. The Compensation Committee reviewed these measures against our budget for the prior year as well as against the performance of our peer companies. The Committee also considered the effect of the poor economic environment in fiscal 2010 on our financial targets, our performance and the performance of our peer companies. Based on its review, the Compensation Committee determined that our performance was within the median of our peer group companies and therefore it was appropriate for base salary to be targeted to the 50th percentile of our peer companies. In order to provide incentives to our named executive officers to achieve our performance goals for fiscal 2010, the Compensation Committee determined that it was appropriate to place relatively more emphasis on incentive compensation awards, including short-term bonus incentives and long-term equity incentives, and therefore decided that incentive awards should be designed to bring the total target cash compensation for our named executive officers between the 50th and 75th percentiles of our peer companies.

•

Assessment of Individual Performance. Individual performance has a strong impact on the compensation of all employees, including our named executive officers. The members of the Compensation Committee discuss individual performance of our named executive officers to determine appropriate compensation actions for each individual.

Role of the Compensation Consultant

In order to enhance its objectivity, the Compensation Committee has, from time to time, obtained advice and/or recommendations of an outside compensation consulting firm. The Compensation Committee has the sole authority to select and retain any compensation consultant or other outside consultant for assistance in the evaluation of compensation for our directors, our President and Chief Executive Officer, or other named executive officers. The Compensation Committee’s authority includes the right to approve the consultant’s fees and other retention terms.

For the fiscal year ended March 31, 2010, the Committee retained Longnecker & Associates as its independent compensation consultant to provide an overall check on the market competitiveness of our compensation practices. At the request of the Committee, Longnecker & Associates reviewed management’s proposal for base salary, bonus incentive awards and targets, long-term incentive compensation and total target compensation for our top five employees and compared management’s proposal against the market 50th percentile. Longnecker & Associates also reviewed our recent practice of granting restricted stock units to our executive officers. In conducting its analysis Longnecker & Associates reviewed its most recent executive and board of director compensation reports, published survey data and publicly available information regarding the executive compensation practices of the companies in our peer group.

Based on its review, Longnecker & Associates concluded that the proposed fiscal 2010 base salary and target variable compensation (which consists of bonus incentive awards and long-term equity incentive compensation) for our named executive officers was consistent with the market median. Our Compensation Committee reviewed these findings along with its own industry analysis and concluded that target bonus incentive awards and long-term equity incentive awards were near the 50th percentile of the market data because our peer companies had increased target variable compensation as a component of total compensation. Our Compensation Committee therefore determined the recommendations of management were consistent with our philosophy of targeting base salary near the market median and placing relatively more emphasis on pay-for-performance compensation by targeting bonus incentive awards and long-term equity incentive compensation.

Role of Executives in Determining Compensation

The Compensation Committee reviews on a regular basis our compensation philosophy and executive compensation program so that the Committee can recommend any changes necessary to keep our compensation philosophy and executive compensation program aligned with our specific business objectives. Management, including our President and Chief Executive Officer and our Senior Vice President of Human Resources, makes recommendations to the Compensation Committee with respect to the compensation of our named executive officers, other than our President and Chief Executive Officer.

The Compensation Committee considers, but is not bound to and does not always accept, management’s recommendations with respect to executive compensation. The Compensation Committee discusses our Chief Executive Officer’s compensation with him, but makes decisions with respect to his compensation without him being present.

Our Chief Executive Officer is invited to attend Compensation Committee meetings and our other named executive officers will occasionally attend Compensation Committee meetings, but our executive officers leave the meetings as appropriate when matters of executive compensation pertaining to them are discussed and when the Compensation Committee deliberates upon the recommendations made by management.

The Compensation Committee has the ultimate authority to make decisions with respect to the compensation of our named executive officers, but may delegate certain of its responsibilities to sub-committees.

The Compensation Committee has delegated to our Chief Executive Officer the authority to grant stock awards and make total compensation decisions for employees other than named executive officers within defined guidelines and subject to the final approval of the Chairman of our Compensation Committee.

Elements of Compensation:

The primary elements of our executive compensation programs are:

•	Base salary;

•	Annual bonus incentive compensation;

•	Long-term equity incentive compensation; and

•	Perquisites and generally available benefit programs healthcare coverage and 401(k).

For the fiscal year ended March 31, 2010, we structured on-target total direct compensation for our named executive officers, including our President and Chief Executive Officer and Chief Financial Officer, so that base salaries were generally consistent with the competitive midpoint of our peer companies. In fiscal 2010, target variable incentive awards, consisting of annual bonus incentive awards and long term equity incentive awards, for our named executive officers were in the competitive 50th to 75th percentile of our peer companies, and the Compensation Committee considered this to be appropriate and consistent with our pay-for-performance compensation philosophy.

Base Salary

We establish base salaries for named executive officers primarily on the basis of their level of responsibility, their individual qualifications and experience, and competitive salary information based on our review of market surveys and the compensation practices of our peer companies. We review salaries annually and adjustments are typically made on an annual basis; additional adjustments, which occur infrequently, may be considered from time to time in accordance with certain criteria, which include individual performance, the functions they are performing, the scope of the executive’s on-going duties and general market changes or changes within the compensation peer group. No such additional adjustments were made to any named executive officer’s base salary in fiscal 2010.

To determine recommendations for each named executive officer other than himself, our Chief Executive Officer reviews the comparable data with the Senior Vice President of Human Resources and makes a recommendation to our Compensation Committee for review and approval. Our Compensation Committee reviews these recommendations, conducts its own analysis of the practices of our peer companies and considers the information and recommendations provided by Longnecker & Associates, our third party compensation consultant. Base salary with respect to our Chief Executive Officer is reviewed annually by our Compensation Committee, and adjustments are determined by our Compensation Committee based on the Committee’s analysis of market data and consultation with our compensation consultant.

Based on its review of the above factors and an assessment of the economic conditions as of July 2009, our Compensation Committee determined that the base salaries of our named executive officers for fiscal 2010 should be held relatively constant. The Committee approved modest increases to the base salary of our Senior Vice President, Marketing and Strategy, in recognition of his expanded responsibilities as a result of assuming full responsibility of the corporate marketing function, in addition to the product marketing function. As a result of reviewing available market pricing information and in response to the current economic conditions, in August 2009, management recommended, and our Compensation Committee approved, a proposal that provided for no executive salary increases for fiscal 2010, with the exception of the Senior Vice President, Marketing and Strategy. We expect this philosophy of limited base salary raises to remain in effect until such time as economic conditions or company performance improve.

Annual Bonus Incentive Compensation

Bonus Plan. Our Compensation Committee annually approves awards under our existing bonus plan to provide a variable bonus designed to motivate participants to achieve our financial and other performance objectives, and rewards executives for their achievements when those objectives are met. The Committee sets the target awards based on each named executive officer’s responsibilities and our review of market data, including the compensation practices of our peer companies. Consistent with our pay-for-performance philosophy, we target annual bonus incentive awards at the 50th to 75th percentile of the market data. Bonuses may be payable in cash or in a restricted stock grant of the same/comparable value of the total cash bonus amount based on the trading price of our stock at the time the bonus is paid. Together with our Compensation Committee, target bonuses are reviewed annually and may be adjusted from time to time if needed to reflect changes within the market. No adjustments were made to the target bonus of any named executive officer in fiscal 2010.

To determine target bonus recommendations for each named executive officer other than himself, our Chief Executive Officer reviews market comparable data with the Senior Vice President of Human Resources and makes recommendations to our Compensation Committee for review and approval. In its review, the Committee considers the recommendations of management, its own survey of market practices and the report generated by our independent compensation consultant. Under his employment agreement, the target bonus for Mr. Plunkett, our former President and Chief Executive Officer was required to be at least 100% of his base salary. Our Compensation Committee reviewed Mr. Plunkett’s target bonus to determine whether a higher target was appropriate. Mr. Daoust did not receive a bonus award under any bonus plan for fiscal 2010 and therefore no target was set for him.

Named Executive Officer	Fiscal 2010 Target Bonus ($)
Mr. Plunkett (1)	300,000
Mr. Daoust	N/A
Mr. Chicoyne	117,500
Mr. Zhang	132,500
Ms. Shipp	74,000
Mr. Kleiman	74,000

(1) Mr. Plunkett’s employment with Salary.com terminated effective February 20, 2010 and he was therefore not entitled to a bonus under our plan; however, Mr. Plunkett received a discretionary bonus in respect of fiscal 2010 pursuant to his Separation Agreement. See “Employment Agreements and Severance and Change in Control Agreements” below.

The amount of target bonus earned under the bonus plan is based on our overall achievement against our management bonus objectives, or MBOs, which are based on our corporate level financial and non-financial performance objectives as well as individual performance metrics. MBOs are established at the beginning of the fiscal year, although the Committee may adjust MBOs during the year to reflect changes in our corporate-level objectives or changes in a named executive officer’s responsibilities. The Committee determines the MBOs based on the recommendations of management and our budget and operating objectives for the fiscal year. For fiscal 2010, the Committee established the following MBOs:

•

Attaining our fiscal 2010 financial forecasts, as publicly disclosed in the form of guidance to the public markets, including achieving our non-GAAP cash flow from operations target of $0 to $2 million, while maintaining a healthy balance sheet;

•	Build customer referenceability and expand our addressable market;

•	Strengthen software functionality and expand compensation product data sets; and

•	Develop our workforce and enhance our internal systems and processes.

Consistent with our operating plan, the financial MBOs and attainment levels for incentive bonus awards are adjusted to exclude amortization of intangible assets, non-cash charges associated with the expensing of equity-based compensation and restructuring charges.

The Committee also discussed the weighting of the MBOs for each named executive officer based on the individual job responsibilities of each. The Committee decided that it was appropriate to evaluate the performance of each named executive officer against the MBOs at the end of the fiscal year when it could determine the impact that each executive officer had on our performance versus the MBOs, rather than pre-assign numerical weightings. Based on its evaluation of achievement of the MBOs and the importance of each MBO to each named executive officer, the Committee determines the percent of the target incentive bonus award earned by our named executive officer. There are no maximum or minimum attainment levels established.

Throughout the first four months of fiscal 2011, our Compensation Committee met to evaluate the attainment of our MBOs for fiscal 2010 and the percentage of the target incentive bonus award earned by each named executive officer. Our Compensation Committee considered our Chief Executive Officer’s recommendations and management’s evaluation of our attainment of the MBOs and determined that some, but not all, of the MBOs had been met. Specifically, the Committee determined that we had non-GAAP cash flow from operations for fiscal 2010 of negative $7.4 million, which was lower than forecasted and materially below our target MBO. The Committee also considered the generally poor economic conditions during fiscal 2010, our commitment to a true pay-for-performance philosophy and the recommendation from our Chief Executive Officers that no incentive bonus awards had been earned by our named executive officers, under our bonus plan. Our Compensation Committee therefore did not approve any bonus awards under our existing bonus plan; however certain discretionary bonuses were paid to Mr. Plunkett and Mr. Kleiman, as described below.

Discretionary Bonus. Pursuant to the Separation Agreement we entered into with Mr. Plunkett in February 2010, we paid Mr. Plunkett $148,000 as a bonus in respect of the portion of fiscal 2010 during which he served as our President and Chief Executive Officer. In addition, to assist Mr. Plunkett with handling the tax consequences associated with the vesting of stock awards in the third quarter of fiscal 2010, the Compensation Committee approved a one-time cash bonus to Mr. Plunkett in the amount of $32,000, which was paid on December 31, 2009. We also paid Mr. Kleiman an additional bonus of $10,000 in November 2009 in recognition of the expansion of his responsibilities to include both the corporate and product marketing functions. In addition, as part of our plan to better position our products for future growth, staffing and developing, both of these functions were considered a high priority, and Mr. Kleiman was very successful in terms of achieving these objectives.

Long-term Equity Incentive Compensation

We use long-term equity incentive compensation to align our named executive officers’ interests with those of our stockholders, and to attract and retain the highest-caliber executives. Under our stock plans, we have the ability to grant stock options and restricted stock units to employees, including our named executive officers.

Beginning with fiscal 2008, we began granting restricted stock units to our named executive officers because full-value awards such as restricted stock units permit us to deliver compensation value to our executive officers using fewer shares than would be required to deliver the same compensation value using options, which helps to reduce our overhang. In the recent past, we have not granted stock options to our executive officers, except for a grant of restricted stock units and options made to Mr. Daoust in fiscal 2011 in connection with his employment as our President and Chief Executive Officer. In fiscal 2010, all equity grants to our named executive officers under our 2007 Stock Option and Incentive Plan were made in restricted stock units. Our Compensation Committee may change this practice in the future and begin using a combination of restricted stock units and stock options, if it deems it appropriate to increase the use of stock options or other forms of equity awards.

In addition to the factors mentioned above, in determining Mr. Daoust’s compensation, our Compensation Committee emphasized the importance of Mr. Daoust’s role in transitioning our operations until a permanent chief executive officer could be engaged. As a result, our Compensation Committee determined that the restricted stock units granted to Mr. Daoust in the first quarter of fiscal 2011 would vest only when a new chief executive officer begins his employment with us or upon a change in control. Our Compensation Committee also determined that it was appropriate for a portion of Mr. Daoust’s long-term equity incentive compensation to include options, rather than restricted stock units, in order to further align Mr. Daoust’s incentives with the price of our common stock and overall stockholder value.

In determining the number of restricted stock units to award to each of our named executive officers, the Committee considers the recommendations of management, it own survey of market practices and the report generated by our independent compensation consultant. Our compensation philosophy emphasizes aligning the interests of our named executive officer’s with those of our stockholders and encouraging long-term growth. In addition, to ensure the integrity of our operational plan, and to safeguard stockholder value, we believe that tying a larger portion of our named executive officer’s compensation to long-term equity incentive awards allows us to motivate performance without creating incentives for our named executive officers to take unnecessary and excessive risks that would threaten our long-term value. Therefore, our Compensation Committee has determined that is appropriate to target long-term equity incentive awards between the median and 75th percentile of our peer companies.

Based on its evaluation of the above factors, in fiscal 2010, our Compensation Committee approved the following awards of restricted stock units to our named executive officers:

Named Executive Officer	Stock Awards (#)
Kent Plunkett(1)	120,000
Paul Daoust(2)	6,000
Bryce Chicoyne	30,000
Yong Zhang	94,843
Teresa A. Shipp	30,000
Brent Kleiman	30,000

(1) Mr. Plunkett’s employment with Salary.com terminated effective February 20, 2010.

(2) Restricted stock units issued to Mr. Daoust in respect of his service as a non-employee director.

Severance and Change in Control Protection

We have entered into an Employment Agreement with Mr. Daoust, our President and Chief Executive Officer, which provides for severance benefits in certain circumstances, including upon termination of Mr. Daoust’s employment by the Company without cause or by Mr. Daoust for good reason prior to the employment of a new chief executive officer. We have also entered into a letter agreement with our Chief Financial Officer which in part provides for severance benefits upon termination without cause or for good reason following a change in control of Salary.com. We entered into an employment agreement with Kent Plunkett, our former President and Chief Executive Officer, which was terminated in connection with Mr. Plunkett’s resignation from those positions in February 2010.

These severance benefits are coupled with non-competition and non-solicitation obligations intended to protect our proprietary data that might not be enforceable in the absence of additional consideration. The severance benefits provided to our current President and Chief Executive Officer and our Chief Financial Officer are also intended to motivate them to continue employment with Salary.com and maximize stockholder value in the event of a potential change in control.

Equity awards issued to all employees, including our named executive officers, under our 2007 Stock Option and Incentive Plan, provide that vesting of all unvested portions of such equity awards will be accelerated if there is a change in control of Salary.com. Stock options issued to all employees, including our named executive officers, under our 2000 Stock Option and Incentive Plan and our 2004 Stock Option and Incentive Plan, provide that vesting of all but the final year of such options will be accelerated if there is a change in control of Salary.com. The severance benefits and employment agreements are described in more detail in “Potential Payments Upon Termination or Change in Control” below.

Perquisites and Generally Available Benefit Programs

We annually review the perquisites that named executive officers receive. Our named executive officers, like our other employees, are eligible to participate in our employee stock purchase plan, except that Kent Plunkett, our former President and Chief Executive Officer may not participate in the employee stock purchase plan because he owns more than 5% of the voting power of our common stock. In addition, our named executive officers may participate in the various employee benefit plans that are generally available to all employees, including: medical, vision and dental care plans; flexible spending accounts for healthcare; life, accidental death and dismemberment and disability insurance; and paid time off.

We also maintain a 401(k) retirement savings plan for the benefit of all of our employees, including our named executive officers. In fiscal 2010, we did not match employee contributions to our 401(k) plan. We do not provide any retirement programs such as pension plans, deferred compensation plans, or other retirement benefits to our named executive officers.

Federal Tax Considerations

Section 162(m) of the Internal Revenue Code disallows a tax deduction to public companies for compensation not deemed to be performance-based over $1 million paid for any fiscal year to our President and Chief Executive Officer and certain other named executive officers. We intend to attempt to qualify executive compensation for deductibility under applicable tax laws to the fullest extent practicable. Compensation above $1 million may be deductible if it is deemed to be “performance-based compensation” within the meaning of the Internal Revenue Code. We will take the necessary steps to comply with the $1 million compensation deduction under Section 162(m) of the Internal Revenue Code, and will substantiate any performance-based compensation in the form of incentive bonuses and/or equity awards should the total compensation exceed $1 million.

Conclusions

We believe that our executive compensation programs strongly support our pay-for-performance strategy. We further believe that compensation levels for our President and Chief Executive Officer and other named executive officers are consistent with competitive compensation practices in our industry, and thus assist us in attracting and retaining the highest caliber of talent to meet and exceed our business objectives. We will continue to review our programs on a regular basis and expect to update them on occasion, based on changes in competitive pay practices, regulatory requirements, and business needs.

Compensation Committee Report

Our Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on such review and discussions, our Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in Amendment No. 1 to our Annual Report on Form 10-K, filed with the Securities and Exchange Commission on July 29, 2010. This report is not “soliciting material,” is not deemed filed with the SEC and is not incorporated by reference in any filing of Salary.com under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date of such report and irrespective of any general incorporation language in such filing.

Respectfully submitted by the Compensation Committee,

Robert A. Trevisani, Chairman

John Gregg

William C. Martin

SUMMARY COMPENSATION TABLE

The following summarizes the compensation earned during the fiscal year ended March 31, 2010, which we refer to as fiscal 2010, by (i) our President and Chief Executive Officers (ii) our Chief Financial Officer and (iii) each of our three other most highly compensated executive officers who were serving as executive officers on March 31, 2010 and whose total compensation exceeded $100,000. We refer to these individuals as our “named executive officers.”

Name and Principal Position	Fiscal Year	Salary ($)		Bonus	Stock Awards ($)(1)		Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)		Total ($)
Paul Daoust	2010	99,750	(4)	—	19,140	(5)	—	—	—		118,890
President and Chief
Executive Officer

Kent Plunkett(6)	2010	275,000		180,000	382,800		—	—	925,000	(7)	1,762,800
Chairman, Former	2009	287,500		—	798,570		—	—	—		1,086,070
President and Chief	2008	250,000		—	1,000,000		—	125,000	—		1,375,000
Executive Officer

Bryce Chicoyne	2010	235,000		—	95,700		—	—	—		330,700
Senior Vice	2009	208,336		—	673,200		—	—	—		881,536
President, Chief
Financial Officer,
Secretary and Treasurer

Yong Zhang(8)	2010	293,077		—	191,400		—	—	—		484,477
President of Global	2009	289,247		—	350,250		—	100,000	—		739,497
Operations, Chief	2008	267,363		—	530,000		—	100,000	—		897,363
Operating Officer
and Chief
Technology Officer

Teresa A. Shipp(9)	2010	328,278		—	95,700		—	—	—		423,978
Senior Vice	2009	296,157		—	158,780		—	—	—		454,937
President of Sales	2008	271,042		—	291,550		—	36,000	—		598,592

Brent Kleiman Senior Vice President of Marketing and Strategy	2010	179,167		10,000	95,700		—	—	—		284,867

(1) These amounts represent the aggregate grant date fair value of restricted stock unit and option awards in the year in which the grant was made. The assumptions we used for calculating the grant date fair value are set forth in Note 9 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended March 31, 2010, which was filed with the SEC on June 29, 2010. These amounts do not represent the actual amounts paid to or realized by the executive for these awards during fiscal years 2010, 2009 or 2008. The value as of the grant date for stock options and restricted stock unit awards is recognized over the number of days of service required for the grant to become vested.

(2) Non-equity incentive plan compensation payable in respect of fiscal 2009 and fiscal 2008 were paid in stock grants based on the fair market value of our common stock on the date of grant, except for the portions used to satisfy tax withholding obligations, which were paid in cash. These grants were fully vested on the date of grant.

(3) Excludes benefits and perquisites received by our named executive officers that do not exceed an aggregate of $10,000.

(4) Includes the following amounts earned by Mr. Daoust in his capacity as a non-employee director prior to his being our President and Chief Executive Officer in February 2010: $8,000 for fiscal 2009 meeting fees paid in fiscal 2010 and $60,500 for fiscal 2010 Board retainers and meeting fees earned in fiscal 2010. Also includes $31,250 in salary as Chief Executive Officer.

(5) Consists of stock awards issued to Mr. Daoust in his capacity as a non-employee director prior to his becoming our President and Chief Executive Officer in February 2010.

(6) The employment of Mr. Plunkett terminated effective February 20, 2010. Mr. Plunkett is included in the Summary Compensation Table above and elsewhere in this Amendment to Form 10-K because he served as our principal executive officer during fiscal 2010.

(7) Consists of severance payments due pursuant to the Separation Agreement entered into with Mr. Plunkett in February 2010. These payments will be made in installments during fiscal 2011, with 1/3 being paid in August 2011 and the remainder being paid in equal monthly installments thereafter.

(8) Includes $28,077 paid to Mr. Zhang for services performed as President of SDC China, Ltd., our wholly-owned subsidiary in Shanghai, China. Mr. Zhang received these amounts in Chinese Yuan Renminbi. These amounts have been converted into U.S. dollars using the average exchange rate for the twelve months ended March 31, 2010 as reported by oanda.com.

(9) Amounts reported in 2010 represent salary of $185,000 and sales commissions of $143,278. Amounts reported in 2009 represent salary of $176,250 and sales commissions of $119,907. Amounts reported in 2008 represent salary of $144,167 and sales commissions of $126,875 (of which $22,083 was paid in restricted stock).

GRANTS OF PLAN-BASED AWARDS

The following table sets forth, for the fiscal year ended March 31, 2010, certain information regarding incentive plan awards and options granted to our named executive officers.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares of Stock or Units	Grant Date Fair Value of Stock and Option Awards ($)
Name	Grant Date	Threshold	Target	Maximum
Paul Daoust	10/15/09	—	—	—	6,000	19,140
Kent Plunkett(2)	9/15/09	—	$300,000	—	—	—
Kent Plunkett(2)	10/15/09	—	—	—	120,000	382,800
Bryce Chicoyne	9/15/09	—	$117,500	—
Bryce Chicoyne	10/15/09	—	—	—	30,000	95,700
Yong Zhang	9/15/09	—	$132,500	—
Yong Zhang	10/15/09	—	—	—	60,000	191,400
Teresa A. Shipp	9/15/09	—	$74,000	—
Teresa A. Shipp	10/15/09	—	—	—	30,000	95,700
Brent Kleiman	9/15/09	—	$74,000	—
Brent Kleiman	10/15/09	—	—	—	30,000	95,700

(1) Represents potential amounts payable under Salary.com’s annual incentive bonus program for fiscal 2010. No amounts were under this program in respect of fiscal 2010. See the column titled “Non-Equity Incentive Plan Compensation” in the Summary Compensation Table.

(2) Mr. Plunkett’s employment with Salary.com terminated effective February 20, 2010.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END 2010

Name	Grant Date	Vesting Commencement Date(1)		Option Awards				Stock Awards
				Number of Securities Underlying Unexercised Options (#)		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($) (3)
				Exercisable (2)	Unexercisable
Kent Plunkett	12/22/2006	12/31/2006	(9)	136,161	—	7.41	12/22/2016	—		—
	1/19/2007	3/31/2008	(9)	400,000	—	10.50	1/19/2017	—		—

Yong Zhang	10/15/2009	11/15/2010		—	—	—	—	60,000	(6)	174,000.00
	6/13/2008	11/15/2008		—	—	—	—	37,500	(6)	108,750.00
	1/4/2008	11/15/2008		—	—	—	—	3,334	(7)	9,668.60
	7/25/2007	2/15/2008		—	—	—	—	5,107	(6)	14,810.30
	3/31/2006	4/30/2006		11,200	—	0.22	3/31/2016	—		—
	1/19/2006	2/21/2007	(5)	40,000	—	10.50	1/19/2017	—		—
	11/8/2005	11/8/2005		—	—	0.22	11/8/2015	2,255		6,539.50
	11/8/2005	7/30/2007		—	—	0.22	11/8/2015	20,313		58,907.70

Bryce Chicoyne	10/15/2009	11/15/2010		—	—	—	—	30,000	(6)	87,000.00
	5/13/2008	11/15/2008		—	—	—	—	50,002	(6)	145,005.80

Teresa A. Shipp	10/15/2009	11/15/2010		—	—	—	—	30,000	(6)	87,000.00
	6/13/2008	11/15/2008		—	—	—	—	17,002	(6)	49,305.80
	7/25/2007	2/15/2008		—	—	—	—	3,232	(6)	9,372.80
	12/31/2007	11/15/2008		—	—	—	—	1,000	(7)	2,900.00
	3/31/2006	4/30/2006		2,428	—	0.22	3/31/2016	—		—
	1/19/2007	2/21/2007	(5)	20,000	—	10.50	1/19/2017	—		—
	11/8/2005	11/8/2005		—	—	0.22	11/8/2015	1,091		3,163.90
	11/8/2005	7/30/2007		—	—	0.22	11/8/2015	25,830		74,907.00

Brent Kleiman	10/15/2009	11/15/2010		—	—	—	—	30,000	(6)	87,000.00
	1/6/2009	11/5/2009		—	—	—	—	10,000	(11)	29,000.00
	9/10/2008	5/19/2009		—	—	—	—	16,668	(6)	48,337.20
	6/13/2008	11/15/2008		—	—	—	—	5,769	(6)	16,730.10
	3/28/2008	11/15/2008		—	—	—	—	5,002	(6)	14,505.80
	1/4/2008	5/15/2008		—	—	—	—	10,000	(6)	29,000.00
	1/4/2008	11/15/2011		—	—	—	—	20,000	(10)	58,000.00

(1) Unless otherwise indicated, all options granted to the named executive officers vest over a five-year period, at a rate of  1/60th per month beginning on the vesting commencement date.

(2) All options were granted under the Salary.com 2004 Stock Option and Incentive Plan which permits the optionee to exercise both unvested and vested options at any time. Shares issued upon exercise of unvested options are issued as restricted stock which vests in accordance with the option vesting schedule.

(3) Market value of shares or units of stock that have not vested equals $2.90, the closing price on the Nasdaq Global Market on March 31, 2010, multiplied by the number of shares or units of stock.

(4) These options vest annually in equal installments over a five-year period, beginning on the vesting commencement date.

(5) These awards vested 25% on February 21, 2007 (the closing date of our initial public offering) and the remainder vest over a three-year period at a rate of  1/48th per month.

(6) These awards vest semi-annually in equal installments over a three-year period, beginning on the vesting commencement date.

(7) These awards vest annually in equal installments over a three-year period, beginning on the vesting commencement date.

(8) These awards vest 100% on May 13, 2009, the executive’s one year anniversary of employment.

(9) These awards were fully vested per the former executive’s separation agreement.

(10) These awards vest 50% on November 15, 2011, the executive’s fourth year anniversary of employment, and 50% on November 15, 2012, the executive’s fourth year anniversary of employment.

(11) These awards vest semi-annually over a three-year period, with 1/6th vesting on the vesting commencement date and then in equal installments for the remaining period.

OPTION EXERCISES AND STOCK VESTED

The following table sets forth for the fiscal year ended March 31, 2010 certain information regarding the aggregate number of shares for which options were exercised, and the aggregate number of shares that vested, during fiscal 2010 for each of our named executive officers.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise(#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Paul Daoust			6,000	19,140
Kent Plunkett(3)	—	—	300,786	751,615
Bryce Chicoyne	—	—	53,332	127,263
Yong Zhang	—	—	73,384	199,113
Teresa A. Shipp	2,800	7,616	18,788	48,295
Brent Kleiman	—	—	35,508	92,575

(1) Reflects the closing price of Salary.com’s common stock on the exercise date.

(2) Reflects the closing price of Salary.com’s common stock on the vesting date.

(3) Mr. Plunkett’s employment with Salary.com terminated effective February 20, 2010.

Employment Agreements and Severance and Change in Control Agreements

Paul Daoust, President & Chief Executive Officer

Our Board of Directors appointed Paul Daoust to serve as the President and Chief Executive Officer of the Company on an interim basis effective February 20, 2010. In connection with this appointment, we entered into an employment agreement with Mr. Daoust. The employment agreement will terminate automatically on the date on which the employment of Salary.com’s next chief executive officer commences. Under the agreement Mr. Daoust is entitled to receive an annual base salary of $300,000, an annual target bonus equal to 50% of his base salary and benefits under our employee benefit plans consistent with those provided to our other executives. Mr. Daoust has also agreed to certain non-competition, non-solicitation and confidentiality obligations in favor of Salary.com under this employment agreement.

This employment agreement provides that if Mr. Daoust’s employment is terminated by us without cause or by Mr. Daoust for good reason prior to the employment of a new chief executive officer, Mr. Daoust is entitled to receive an amount equal to his annual base salary plus his target bonus, payable over the 12 month period following his termination. If Mr. Daoust’s employment is terminated by us or our successor without cause in conjunction with a change in control, Mr. Daoust is entitled to receive 1.5 times the sum of his base salary plus his target bonus, as well as full acceleration of vesting of his restricted stock unit and option awards. In addition, Mr. Daoust is entitled to receive medical and health coverage at the rates applicable to active employees for 18 months following any termination of his employment without cause or for good reason.

In connection with this employment agreement, on April 24, 2010, the Compensation Committee granted Mr. Daoust a restricted stock unit award for 141,129 shares of common stock and an option to purchase 179,487 shares of common stock. The restricted stock units will vest in full on the date on which our next chief executive officer commences employment. The option has an exercise price of $3.06 per share, has a term of 10 years and will vest in equal semi-annual installments over four years commencing on February 20, 2010, provided that Mr. Daoust remains and employee or director or otherwise provides services to Salary.com. The vesting of this option will be accelerated in full if Mr. Daoust seeks election as a director but is not re-elected to our Board of Directors at our 2011 annual meeting or if Mr. Daoust is unable to continue as a director of the Company due to his death or disability.

Bryce Chicoyne, Senior Vice-President & Chief Financial Officer

In April 2008, we entered into a letter agreement with Bryce Chicoyne, pursuant to which we offered Mr. Chicoyne the position of Senior Vice President and Chief Financial Officer. The agreement provides that we will pay Mr. Chicoyne an annual base salary of at least $235,000 (increased to $250,000 effective April 1, 2010), subject to annual review by our Compensation Committee, and that he is eligible to receive a performance-based bonus of up to 50% of his base salary. Mr. Chicoyne also received the following equity awards pursuant to our 2007 Plan and the applicable forms of award agreements, which have been previously filed with the Securities and Exchange Commission and are incorporated herein by reference: (1) 100,000 shares of restricted common stock, which vest in equal installments every six months after the grant date over a three year period, and (2) 20,000 shares of restricted common stock, which vested in full on May 31, 2009, the one year anniversary of the grant date. During Mr. Chicoyne’s employment with us and for a period of one year after the termination of his employment, he is restricted from engaging in any business that completes with our business and from soliciting any of our employees. Mr. Chicoyne also has agreed to maintain the confidentiality of our business information.

In addition, under his letter agreement, if Mr. Chicoyne’s employment is terminated by us other than (1) for cause or (2) as the result of his death or disability, or by Mr. Chicoyne for good reason, Mr. Chicoyne will be entitled to receive shares of restricted common stock with a value equal to (a) one year of his then current base salary plus (b) one year of his target bonus, based on the average closing price of our common stock for the ten trading days preceding the grant date. We have also entered into a change in control agreement with Mr. Chicoyne as described below under “Other Executives”. If a change in control occurs before June 25, 2011, Mr. Chicoyne will not be entitled to the severance payments under his letter agreement, but will instead be entitled to the benefits under his change in control agreement.

In April 2010, we also entered into a second letter agreement with Mr. Chicoyne granting him a retention bonus to provide additional incentives to assist us during our search for a permanent chief executive officer. Pursuant to this letter agreement, we have agreed to pay Mr. Chicoyne a bonus of $75,000 in connection with the employment of our next chief executive officer. This bonus is payable on the earlier of: (1) the first business day 90 days after the commencement of the new chief executive officer’s employment, and (2) December 31, 2010. If Mr. Chicoyne’s employment is terminated by Salary.com without cause prior to this date, he will be entitled to receive the full retention bonus.

Yong Zhang, President of Global Operations, Chief Operating Officer and Chief Technology Officer

In July 2010, we entered into a severance and retention bonus agreement with Yong Zhang, which provides that if Mr. Zhang’s employment is terminated by us without cause or by Mr. Zhang for good reason, he would be entitled to receive an amount equal to (1) one year of his then current base salary plus (2) one year of his target bonus, which amount would be paid in cash over a 12 month period. We have also entered into a change in control agreement with Mr. Zhang as described below under “Other Executives”. If a change in control occurs before June 25, 2011, Mr. Zhang will not be entitled to the severance benefits under his severance and retention bonus agreement, but he will instead be entitled to the benefits under his change in control agreement.

In addition, the severance and retention bonus agreement provides that Mr. Zhang will be entitled to receive a bonus of $75,000 if he remains employed by us in a full-time capacity through December 31, 2010 or if he is terminated before that date by the Company without cause. Mr. Zhang also agreed to certain covenants for the benefit of the Company.

Other Executives

On June 25, 2010, we entered into change in control agreements with each of Bryce Chicoyne, Yong Zhang, Teresa Shipp and Brent Kleiman, as well as certain other members of management. Each change in control agreement provides that if, during the six-month period following a change in control, one of these executives is terminated by us or our successor (other than for cause, death or disability) or by such executive for good reason, such executive will be entitled to receive a lump sum cash payment equal to (1) his or her annual base salary in effect immediately prior to termination (or, if higher, as of immediately prior to the change in control) plus (2) his or her target bonus for the fiscal year in which the change in control occurs. Ms. Shipp’s agreement also provides that she is entitled to receive an additional amount equal to the average commissions paid to her in respect of fiscal years 2007, 2008 and 2009. The change in control agreements also provide that upon consummation of a change in control, all stock options and other stock-based awards held by these executives will immediately accelerate and become fully exercisable or nonforfeitable as of the effective date of the change in control.

The change in control agreements terminate on June 25, 2011 if there has not been a change in control prior to such date. In addition, each executive’s agreement will terminate if (1) the executive’s employment is terminated for any reason prior to a change in control, (2) the executive’s employment is terminated by us or our successor with cause, by the executive without good reason or due to executive’s death or disability after a change in control or (3) the executive’s employment is not terminated within six months following a change in control.

Kent Plunkett, Former President and Chief Executive Officer

In connection with is resignation as our President and Chief Executive Officer on February 20, 2010, we entered into a Separation Agreement with Mr. Plunkett under which Mr. Plunkett will received $925,000 in severance payments, one-third of which will be paid in August 2010 and the remainder of which will be paid in 12 equal monthly installments through August 2011. In addition, Mr. Plunkett received $148,000 on the effective date of the agreement as a bonus in respect of fiscal 2010. We also accelerated in full the vesting of all outstanding stock options, restricted stock unit awards and all other equity awards held by Mr. Plunkett. Under the Separation Agreement, Mr. Plunkett agreed to extend certain non-competition obligations through February 2013.

Potential Payments Upon Termination or Change in Control

Under our employment agreement with Mr. Daoust, which was effective as of February 20, 2010, if Mr. Daoust’s employment had been terminated on March 31, 2010, he would have been entitled to receive severance benefits of $685,043, consisting of payments in the amount of $450,000 and continuation of benefits having an estimated value of $10,043. Under our letter agreement entered into in April 2008 with Mr. Chicoyne, if Mr. Chicoyne had been terminated on March 31, 2010, he would have been entitled to receive severance benefits of $584,506, consisting of payments in the amount of $352,500 and accelerated vesting having a value of $232,006 (based on the trading price of our common stock on March 31, 2010). None of our other named executive officers were entitled to receive any cash payments in connection with a termination of employment or a change in control as of March 31, 2010.

Equity awards issued to all employees, including our named executive officers, under our 2007 Plan, provide that vesting of all unvested portions of such equity awards will be accelerated if there is a change in control of Salary.com. Stock options issued to all employees, including our named executive officers, under our 2000 Stock Option and Incentive Plan and our 2004 Stock Option and Incentive Plan, provide that vesting of all but the final year of such options will be accelerated if there is a change in control of Salary.com

The following tables describe the potential payments and benefits to which our named executive officers would be entitled upon the happening of the following events: (i) a change in control of Salary.com (with no termination of employments) and (ii) termination of the executive’s employment by us without cause or by the executive for good reason following a change in control of Salary.com. Calculations for this table are based on the following assumptions: (a) the triggering event took place on March 31, 2010 and (b) the per share price of our common stock is $2.90, the closing price on March 31, 2010.

Change in Control Effective March 31, 2010 with No Termination of Employment

Name	Severance Cash Amount ($)	Benefits Cash Value ($)	Value of Accelerated Vesting ($)	Total ($)
Kent Plunkett	—	—	—	—
Paul Daoust	—	—	—	—
Bryce Chicoyne	—	—	232,006	232,006
Yong Zhang	—	—	372,676	372,676
Teresa A. Shipp	—	—	226,650	226,650
Brent Kleiman	—	—	282,573	282,573

Total	—	—	$1,113,905	$1,113,905

Termination of Employment Following a Change in Control Effective March 31, 2010

Name	Severance Cash Amount ($)	Benefits Cash Value ($)	Value of Accelerated Vesting ($)	Total ($)
Kent Plunkett	—	—	—	—
Paul Daoust	675,000	10,043	—	685,043
Bryce Chicoyne	352,500	—	232,006	584,506
Yong Zhang	—	—	372,676	372,676
Teresa A. Shipp	—	—	226,650	226,650
Brent Kleiman			282,573	282,573

Total	$1,050,000	$10,043	$1,113,905	$2,173,948

ANNEX II

August 31, 2010

Board of Directors

Salary.com, Inc.

160 Gould Street

Needham, MA 02494

Gentlemen:

We understand that Salary.com, Inc., a Delaware corporation (“Seller”), Kexexa Corporation, a Pennsylvania corporation (“Buyer”), and Spirit Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Buyer (“Acquisition Sub”), have entered into an Agreement and Plan of Merger, dated as of August 31, 2010 (the “Merger Agreement”), pursuant to which Acquisition Sub will commence a tender offer (the “Offer”) to purchase all of the Seller Common Stock (as defined below), and following the consummation of the Offer, Acquisition Sub will be merged with and into Seller, with Seller as the surviving entity (the “Merger,” and together with the Offer, the “Transaction”). Pursuant to the Transaction, as more fully described in the Merger Agreement and as further described to us by management of Seller, we understand that for each outstanding share of the common stock, $0.0001 par value per share (“Seller Common Stock”), of Seller tendered in the Offer, the holder of such Seller Common Stock will receive $4.07 in cash (the “Consideration”) and each outstanding share of Seller Common Stock (other than shares held by Buyer, Acquisition Sub or their wholly-owned subsidiaries) at the effective time of the Merger will be converted into the right to receive the Consideration.

You have asked for our opinion as investment bankers as to whether the Consideration to be received by the holders of Seller Common Stock (other than shares held by Buyer, Acquisition Sub and their respective affiliates) pursuant to the Transaction is fair to such shareholders from a financial point of view, as of the date hereof.

In connection with our opinion, we have, among other things: (i) reviewed certain publicly available financial and other data with respect to Seller, including the consolidated financial statements for recent years and interim periods to June 30, 2010 and certain other relevant financial and operating data relating to Seller made available to us from published sources and from the internal records of Seller; (ii) reviewed the financial terms and conditions of the Merger Agreement; (iii) reviewed certain publicly available information concerning the trading of, and the trading market for, Seller Common Stock; (iv) compared Seller from a financial point of view with certain other companies in the software industry which we deemed to be relevant, including companies with software-as-a-service or hosted business models, software companies of similar size and financial profile, and certain companies in the human capital management industry; (v) considered the financial terms, to the extent publicly available, of selected recent business combinations of companies in the software and technology industries which we deemed to be comparable, in whole or in part, to the Transaction; (vi) considered the premiums paid in selected recent transactions of similar size; (vii) reviewed and discussed with representatives of the management of Seller certain information of a business and financial nature regarding Seller, furnished to us by Seller, including financial forecasts and related assumptions of Seller; (viii) made inquiries regarding and discussed the Transaction and the Merger Agreement and other matters related thereto with Seller’s counsel; and (ix) performed such other analyses and examinations as we have deemed appropriate.

Board of Directors Salary.com August 31, 2010 Page 2

In connection with our review, we have not assumed any obligation independently to verify, and have not independently verified, the foregoing information and have relied on it being accurate and complete in all material respects. With respect to the financial forecasts for Seller provided to us by management, upon its advice and with your consent, we have assumed for purposes of our opinion that the forecasts have been reasonably prepared on bases reflecting the best available estimates and judgments of its management at the time of preparation as to the future financial performance of Seller and that they provide a reasonable basis upon which we can form our opinion. We have also assumed that there have been no material changes in Seller’s assets, financial condition, results of operations, business or prospects since the respective dates of their last financial statements made available to us. We have relied on advice of counsel and independent accountants to Seller as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Seller, the Transaction and the Merger Agreement, including the legal status and financial reporting of litigation involving Seller. We have assumed that the Transaction will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934 and all other applicable federal and state statutes, rules and regulations. In addition, we have not assumed responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of Seller, nor have we been furnished with any such appraisals. Finally, our opinion is based on economic, monetary and market and other conditions as in effect on, and the information made available to us as of, the date hereof. Accordingly, although subsequent developments may affect this opinion, we have not assumed any obligation to update, revise or reaffirm this opinion.

We have further assumed with your consent that the Transaction will be consummated in accordance with the terms described in the Merger Agreement, without any further amendments thereto, and without waiver by Seller of any of the conditions to its obligations thereunder. We have also assumed that in the course of obtaining the necessary regulatory approvals for the Transaction, no restrictions, including any divestiture requirements, will be imposed that could have a meaningful effect on the contemplated benefits of the Transaction.

We have acted as financial advisor to Seller in connection with the Merger and will receive a fee for our services, including rendering this opinion, a significant portion of which is contingent upon the consummation of the Merger. Seller has also agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. In the ordinary course of our business, we actively trade the equity securities of Seller and Buyer for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. We have also acted as an underwriter in connection with offerings of securities of Seller and performed various investment banking services for Seller for which we have received, or will receive, customary fees.

Based upon the foregoing and in reliance thereon, it is our opinion, as investment bankers, that the Consideration to be received by the holders of Seller Common Stock (other than shares held by Buyer, Acquisition Sub and their respective affiliates) pursuant to the Transaction is fair to such holders from a financial point of view, as of the date hereof.

This opinion has been approved by the fairness committee of Stifel, Nicolaus & Company, Incorporated. It is directed to the Board of Directors of Seller in its consideration of the Transaction and is not a recommendation to any shareholder as to whether such shareholder should tender its shares in connection with the Offer, or, in the event of a shareholder vote to approve the Transaction, how such shareholder should vote with respect to the Transaction. Further, this opinion addresses only the financial fairness to the holders of Seller Common Stock of the Consideration to be paid by Buyer, and does not address the relative merits of the Transaction and any alternatives to the Transaction, Seller’s underlying decision to proceed with or effect the Transaction, or any other aspect of the Transaction. Moreover, it does not address the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Seller, or class of such

Board of Directors Salary.com August 31, 2010 Page 3

persons, in connection with the Transaction, whether relative to the Consideration or otherwise. This opinion may not be used or referred to by Seller, or quoted or disclosed to any person in any manner, without our prior written consent, which consent is hereby given to the inclusion of this opinion in any proxy statement, tender offer statement or prospectus to be filed with the Securities and Exchange Commission in connection with the Transaction.

Very truly yours,

/s/ STIFEL, NICOLAUS & COMPANY, INCORPORATED
STIFEL, NICOLAUS & COMPANY, INCORPORATED

ANNEX III

SALARY.COM, INC.

160 Gould Street

Needham, Massachusetts 02494

September 2, 2010

Dear Stockholder:

We are pleased to inform you that on August 31, 2010, Salary.com, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Kenexa Corporation (“Parent”) and a wholly owned subsidiary of Parent, Spirit Merger Sub, Inc. (“Purchaser”), pursuant to which Purchaser is commencing a tender offer today to purchase all of the outstanding shares of the Company for $4.07 per share in cash, without interest and less any required withholding taxes.

If successful, the tender offer will be followed by the merger of Purchaser with and into the Company with the Company continuing as the surviving corporation in the merger. In the merger, all of the Company’s outstanding shares, other than those owned by the Company, Parent, Purchaser or stockholders who have properly exercised their appraisal rights under Delaware law, will be converted into the right to receive the same cash payment as in the tender offer.

The Board of Directors of the Company has unanimously determined and declared that the Merger Agreement, the tender offer and the merger are advisable and in the best interests of the Company and its stockholders and approved the Merger Agreement and, subject to the terms and conditions set forth therein, the consummation of the tender offer, the merger and the other transactions contemplated by the Merger Agreement. Accordingly, the Board of Directors of the Company unanimously recommends that the Company’s stockholders accept the tender offer, tender their shares in the tender offer and, if required by applicable law, adopt and approve the Merger Agreement and approve the merger.

Accompanying this letter is (i) a copy of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, (ii) Purchaser’s Offer to Purchase, dated September 2, 2010, which sets forth the terms and conditions of the tender offer and (iii) a Letter of Transmittal containing instructions as to how to tender your shares into the tender offer. We urge you to read the enclosed materials carefully. Unless subsequently extended, the tender offer is scheduled to expire at 12:00 midnight, New York City Time, at the end of the day on September 30, 2010.

Sincerely,

Paul R. Daoust

President and Chief Executive Officer